UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2024

MID PENN BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	1-13677	25-1666413
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2407 Park Drive Harrisburg, Pennsylvania	1.866.642.7736	17110
(Address of Principal Executive Offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b) )

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4( c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

MID PENN BANCORP, INC.

FORM 8-K

Item 1.01	Entry into Material Definitive Agreement

On October 31, 2024, Mid Penn Bancorp, Inc. (“Mid Penn”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with William Penn Bancorporation (“William Penn”) pursuant to which William Penn will merge with and into Mid Penn (the “Merger”), with Mid Penn being the surviving corporation in the Merger. Upon consummation of the Merger, William Penn Bank, a wholly-owned subsidiary of William Penn, will be merged with and into Mid Penn Bank (the “Bank Merger”), a wholly-owned subsidiary of Mid Penn, with Mid Penn Bank being the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the boards of directors of Mid Penn and William Penn.

Under the terms of the Merger Agreement, shareholders of William Penn will have the right to receive, for each share of common stock, par value $0.01 per share, of William Penn, 0.426 shares of Mid Penn common stock (the “Exchange Ratio”) and cash in lieu of fractional shares, subject to adjustment and proration as described in the Merger Agreement. It is expected the Merger will be completed in the second quarter of 2025.

Effective as of the effective time of the Merger, Kenneth J. Stephon, Chairman, President and Chief Executive Officer of William Penn, will be appointed as (i) a director of Mid Penn and Mid Penn Bank, (ii) Vice Chair of Mid Penn Bank, and (iii) Chief Corporate Development Officer of Mid Penn and Mid Penn Bank. All of the members of the board of directors of William Penn in office as of the effective time, other than Mr. Stephon, will be offered the opportunity to serve a paid three-year term on an advisory board of Mid Penn Bank.

At the effective time of the Merger, each outstanding William Penn restricted stock award will be assumed by Mid Penn and will continue to be subject to the same terms and conditions as applied to the William Penn restricted stock award immediately prior to the effective time of the Merger. Each assumed restricted stock award will be for a number of shares of Mid Penn common stock equal to the number of shares of William Penn common stock subject to the assumed award immediately prior to the effective time of the Merger, multiplied by the Exchange Ratio and rounded down to the nearest whole share.

At the effective time of the Merger, each outstanding William Penn stock option will be converted automatically into an option to purchase shares of Mid Penn common stock and will continue to be subject to the same terms and conditions as applied to the William Penn stock option immediately prior to the effective time of the Merger. The number of shares of Mid Penn common stock subject to each assumed William Penn stock option will be equal to the number of shares of William Penn common stock subject to the stock option immediately prior to the effective time of the Merger, multiplied by the Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each assumed William Penn stock option will also be adjusted by dividing the per share exercise price of the stock option by the Exchange Ratio, rounded up to the nearest cent.

The Merger Agreement contains customary representations and warranties from both Mid Penn and William Penn that are qualified by the confidential disclosures provided to the other party in connection with the Merger Agreement, as well as matters included in Mid Penn’s most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission (the “SEC”) and subsequent reports filed with the SEC, and each party has agreed to customary covenants between execution of the Merger Agreement and the closing of the Merger, including in the case of both Mid Penn and William Penn a covenant to convene a meeting of shareholders to consider the issuance of shares of Mid Penn in the Merger and the Merger Agreement, respectively, and, subject to certain exceptions, to recommend that its shareholders approve and adopt such proposals, and in the case of William Penn, a covenant, subject to certain exceptions, not to solicit alternative acquisition proposals, provide information to third parties or engage in discussions with third parties relating to an acquisition proposal.

Completion of the Merger is subject to a number of customary conditions, including, among other things: (i) the approval of the Merger Agreement by the shareholders of William Penn; (ii) the approval of the issuance of shares of Mid Penn in the Merger by the shareholders of Mid Penn; (iii) the effectiveness of the registration statement to be filed by Mid Penn with the SEC relating to the Mid Penn common stock to be issued in the Merger; (iv) approval of the listing on the Nasdaq Stock Market of the shares of Mid Penn common stock to be issued in the Merger; (v) the absence of any order of other legal restriction prohibiting the closing of the Merger; and (vi) receipt of the required regulatory approvals without the imposition of any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the board of directors of either Mid Penn or William Penn, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise or materially impair the value of William Penn to Mid Penn or the value of Mid Penn to William Penn. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including: (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party; (b) performance in all material respects by the other party of its obligations under the Merger Agreement; (c) the absence of any material adverse effect (as such term is defined in the Merger Agreement) with respect to the other party; and (d) the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement contains certain termination rights for both William Penn and Mid Penn and further provides that, upon termination of the Merger Agreement under certain circumstances, William Penn may be obligated to pay a termination fee of $ 4,900,000.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The representations, warranties, and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive completion of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Mid Penn or William Penn, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Mid Penn, William Penn, and their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn, as well as in the Forms 10-K, Forms 10-Q and other filings that Mid Penn and William Penn make with the SEC.

Concurrently with the execution of the Merger Agreement, each of the directors and executive officers of William Penn and Mid Penn have entered into separate affiliate letters pursuant to which such individuals have agreed, subject to the terms set forth therein, to vote their shares of common stock of William Penn or Mid Penn, as applicable, that they are entitled to vote for the Merger (with respect to William Penn) and the issuance of shares of Mid Penn common stock in the Merger (with respect to Mid Penn) and related matters and to become subject to certain transfer restrictions with respect to their holdings of William Penn common stock. Such affiliate letters represent approximately 9.2% and 8.9% of the issued and outstanding shares of William Penn and Mid Penn common stock, respectively. Each of these affiliate letters terminates in accordance with its terms if the Merger Agreement is terminated, and in other specified circumstances.

The foregoing summary of the affiliate letters does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Exhibits A (Form of William Penn Affiliate Letter) and B (Form of Mid Penn Affiliate Letter) to the Merger Agreement and are incorporated herein by reference.

On November 1, 2024, Mid Penn and William Penn issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 8.01.	Other Events

Financial Information

In connection with the Merger, Mid Penn has included with this filing certain historical audited and unaudited financial information with respect to William Penn, which includes:

a)

Audited Financial Statements of William Penn. Audited consolidated balance sheets of William Penn as of June 30, 2024, and 2023, and the related audited consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the years then ended and the related notes and report of independent auditors thereto are filed herewith as Exhibit 99.2 and are incorporated herein by reference. The Company has also filed herewith as Exhibit 23.1 a consent from S.R. Snodgrass, P.C.

b)

Unaudited Financial Results of William Penn. Unaudited financial results of William Penn for the quarter ended September 30, 2024 are filed herewith as Exhibit 99.3 and are incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and William Penn, or other effects of the proposed Merger of Mid Penn and William Penn. Forward-looking statements are typically identified by words such as “believe,” “approximately,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements may include the expectations relating to the anticipated opportunities and financial and other benefits of the proposed Merger between Mid Penn and William Penn, and the projections of, or guidance on, Mid Penn’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Mid Penn’s business or financial results. Mid Penn and William Penn are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor William Penn undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and William Penn with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement entered into between Mid Penn and William Penn; the ability to obtain regulatory approvals and satisfy other closing conditions to the Merger, including approval by shareholders of Mid Penn and William Penn; the outcome of any legal proceedings that may be instituted against Mid Penn or William Penn; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Mid Penn’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Mid Penn company stock to be issued in the Merger; the timing of closing the Merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms; and any other factors that may affect future results of Mid Penn, William Penn and the combined company.

Important Additional Information About the Merger and Where to Find It

The proposed Merger transaction will be submitted to the shareholders of William Penn and Mid Penn for their consideration and approval. In connection with the proposed Merger transaction, Mid Penn will be filing with the SEC a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn and other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF MID PENN AND WILLIAM PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and William Penn, free of charge from the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by contacting Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (717) 692-7105); or William Penn Bancorporation, 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, attention: Kenneth J. Stephon, President and CEO (telephone (267) 540-8500).

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Mid Penn, William Penn and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or William Penn shareholders in connection with the proposed Merger transaction under the rules of the SEC. Information regarding the directors and executive officers of Mid Penn and William Penn is available in each company’s respective most recent definitive proxy statement filed with the SEC and other documents filed by Mid Penn and William Penn with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described under the heading “Important Additional Information About the Merger and Where to Find It.”

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Mid Penn Bancorp, Inc., and William Penn Bancorporation, dated October 31, 2024

23.1	Consent of S.R. Snodgrass, P.C., independent registered public accounting firm to William Penn Bancorporation

99.1	Joint Press Release, dated November 1, 2024

99.2	Audited Consolidated Financial Statements of William Penn Bancorporation

99.3	Earnings Release of William Penn Bancorporation

104	Cover Page Interactive Date File (embedded within the XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Date: November 1, 2024	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

MID PENN BANCORP, INC.

AND

WILLIAM PENN BANCORPORATION

dated as of

October 31, 2024

(i)

4.11. Compliance With Applicable Law	30

4.12. Employee Benefit Plans	32

4.13. Environmental Matters	34

4.14. Brokers, Finders and Financial Advisors	35

4.15. Loan Matters	35

4.16. Related Party Transactions	36

4.17. Credit Card Accounts and Merchant Processing	37

4.18. Required Vote	37

4.19. Registration Obligations	37

4.20. Risk Management Instruments	37

4.21. Fairness Opinion	38

4.22. Fiduciary Accounts	38

4.23. Intellectual Property	38

4.24. Labor Matters	39

4.25. William Penn Information Supplied	39

4.26. Takeover Laws	39

4.27. Reorganization	39

4.28. SEC Reports	39

4.29. Dissenters’ Rights	40

4.30. Quality of Representations	40

4.31. No Other Representations or Warranties	40

ARTICLE V REPRESENTATIONS AND WARRANTIES OF MID PENN	41

5.1. Organization	41

5.2. Capitalization	42

5.3. Authority; No Violation	43

5.4. Consents	44

5.5. Financial Statements; Undisclosed Liabilities	44

5.6. Taxes	46

5.7. No Material Adverse Effect	47

5.8. No Default under Material Contracts	48

5.9. Ownership of Property; Insurance Coverage	48

5.10. Legal Proceedings	49

(ii)

5.11. Compliance With Applicable Law	49

5.12. Employee Benefit Plans	50

5.13. Environmental Matters	52

5.14. Brokers, Finders and Financial Advisors	52

5.15. Loan Matters	52

5.16. No William Penn Capital Stock	53

5.17. SEC Reports	53

5.18. Required Vote	53

5.19. Registration Obligations	53

5.20. Risk Management Instruments	54

5.21. Fairness Opinion	54

5.22. Fiduciary Accounts	54

5.23. Mid Penn Information Supplied	54

5.24. Reorganization	55

5.25. No Financing	55

5.26. Intellectual Property	55

5.27. Labor Matters	55

5.28. Takeover Laws	55

5.29. Quality of Representations	56

5.30. No Other Representations or Warranties	56

ARTICLE VI COVENANTS OF WILLIAM PENN	56

6.1. Conduct of Business	56

6.2. Financial and Other Statements	61

6.3. Maintenance of Insurance	62

6.4. Disclosure Supplements	62

6.5. Consents and Approvals of Third Parties	62

6.6. Commercially Reasonable Efforts	62

6.7. Failure to Fulfill Conditions	63

6.8. No Other Bids and Related Matters	63

6.9. Reserves and Merger-Related Costs	66

6.10. Board of Directors and Committee Meetings	66

(iii)

6.11. Affiliate Letters	67

6.12. Proxy Solicitor	67

6.13. Approval of Bank Plan of Merger	67

6.14. Compliance with Section 409A	67

6.15. William Penn ESOP	68

ARTICLE VII COVENANTS OF MID PENN	68

7.1. Conduct of Business	68

7.2. Maintenance of Insurance	69

7.3. Disclosure Supplements	69

7.4. Consents and Approvals of Third Parties	70

7.5. Commercially Reasonable Efforts	70

7.6. Failure to Fulfill Conditions	70

7.7. Post-Closing Governance	70

7.8. Employee Matters	70

7.9. Directors and Officers Indemnification and Insurance	73

7.10. Stock Reserve	74

7.11. Exchange Listing	74

7.12. Approval of Bank Plan of Merger	74

7.13. Mid Penn and Mid Penn Bank Board	75

7.14. Advisory Board	75

7.15. William Penn Bank Community Foundation	75

ARTICLE VIII ADDITIONAL AGREEMENTS	76

8.1. Shareholder Meetings	76

8.2. Proxy Statement-Prospectus	76

8.3. Regulatory Approvals	77

8.4. Current Information	78

8.5. Dividends	78

8.6. Exemption from Liability Under Section 16(b)	79

8.7. Access; Confidentiality	79

(iv)

ARTICLE IX CLOSING CONDITIONS	80

9.1. Conditions to Each Party’s Obligations under this Agreement	80

9.2. Conditions to the Obligations of Mid Penn under this Agreement	81

9.3. Conditions to the Obligations of William Penn under this Agreement	82

ARTICLE X TERMINATION, AMENDMENT AND WAIVER	83

10.1. Termination	83

10.2. Effect of Termination	85

10.3. Amendment, Extension and Waiver	86

ARTICLE XI MISCELLANEOUS	87

11.1. Confidentiality	87

11.2. Public Announcements	87

11.3. Survival	87

11.4. Confidential Supervisory Information	87

11.5. Expenses	88

11.6. Notices	88

11.7. Parties in Interest	89

11.8. Complete Agreement	89

11.9. Counterparts	89

11.10. Severability	89

11.11. Governing Law	90

11.12. Interpretation	90

11.13. Specific Performance; Jurisdiction	90

11.14. Waiver of Trial by Jury	91

11.15. Delivery by Facsimile or Electronic Transmission	91

Exhibit A	Form of William Penn Affiliate Letter
Exhibit B	Form of Mid Penn Affiliate Letter
Exhibit C	Form of Bank Plan of Merger

(v)

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 31, 2024, is made by and between Mid Penn Bancorp, Inc., a Pennsylvania corporation (“Mid Penn”), and William Penn Bancorporation, a Maryland corporation (“William Penn”). Certain capitalized terms have the meanings given to them in Article I.

RECITALS

1. The Board of Directors of each of Mid Penn and William Penn (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies, shareholders and other constituencies and (ii) has approved and adopted this Agreement; and

2. In accordance with the terms of this Agreement, William Penn will merge with and into Mid Penn (the “Merger”), so that Mid Penn is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

3. Each of the directors and executive officers of William Penn has executed a letter agreement, in the form attached hereto as Exhibit A, dated as of the date hereof (the “William Penn Affiliate Letter”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of William Penn Common Stock he or she has the sole power to vote or direct the voting thereof in favor of the approval of this Agreement and the transactions contemplated hereby;

4. Each of the directors and executive officers of Mid Penn has executed a letter agreement, in the form attached hereto as Exhibit B, dated as of the date hereof (the “Mid Penn Affiliate Letter”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of Mid Penn Common Stock he or she has the sole power to vote or direct the voting thereof in favor of the approval of the issuance of the Mid Penn Common Stock to be issued in the Merger;

5. The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

6. The parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Definitions.

As used in this Agreement, the following capitalized terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement). Accounting terms used in this Agreement without definition shall have the meanings given to such terms in accordance with GAAP.

“Affiliate” means any Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, together with the Exhibits, the William Penn Disclosure Schedule and the Mid Penn Disclosure Schedule, and any amendments hereto.

“Average Micro Cap Banks Index Value” means the average of the Dow Jones U.S. Micro Cap Banks Index Value for the twenty (20) consecutive full trading days ending on the trading day prior to the Determination Date.

“Bank Merger” shall mean the merger of William Penn Bank with and into Mid Penn Bank, with Mid Penn Bank as the surviving institution as contemplated by Section 2.7.

“Bank Plan of Merger” shall have the meaning set forth in Section 2.7.

“Bank Regulator” shall mean any federal or state banking regulator, including but not limited to the FRB, the FDIC and the PDB, that regulates Mid Penn Bank or William Penn Bank, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Book-Entry Shares” shall have the meaning set forth in Section 3.2(a)(1).

“Business Day” shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated by law or executive order to be closed.

“Certificates” or “William Penn Certificates” shall mean certificates evidencing shares of William Penn Common Stock. Any reference to “Certificates” or “William Penn Certificates” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of William Penn Common Stock.

“Claim” shall have the meaning set forth in Section 7.9(a).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 11.1.

“CRA” shall have the meaning set forth in Section 4.11(a).

“Determination Date” shall have the meaning set forth in Section 10.1(i).

“Determination Date Average Closing Price” means the average of the per share closing prices of a share of Mid Penn Common Stock during the twenty (20) consecutive full trading days ending on the trading day prior to the Determination Date.

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any applicable Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Toxic Substances Control Act, as amended; the Emergency Planning and Community Right to Know Act, the Safe Drinking Water Act; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(c).

“ESOP Loan Shares” shall have the meaning set forth in Section 3.1(b).

“ESOP Termination Date” shall have the meaning set forth in Section 6.15.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a bank or trust company or other agent mutually agreed upon by Mid Penn and William Penn, which shall act as agent for Mid Penn in connection with the exchange procedures for exchanging certificates for shares of William Penn Common Stock for certificates for shares of Mid Penn Common Stock as provided in Article III.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a)(1).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of Pittsburgh.

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of Philadelphia.

“GAAP” shall mean the current accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Indemnified Parties” shall have the meaning set forth in Section 7.9(a).

“Index Ratio” means the quotient (multiplied by 100 to express such quotient as a percentage) obtained by dividing the Average Micro Cap Banks Index Value by the Initial Micro Cap Banks Index Value, calculated to two (2) decimal places.

“Initial Micro Cap Banks Index Value” means $31,420.39.

“IRS” shall mean the United States Internal Revenue Service, a bureau of the United States Department of Treasury.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means actual knowledge of that Person. Use in this Agreement of “know,” “knows,” or “known” shall in each case mean having “Knowledge.”

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(a)(2).

“Liens” shall mean any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind.

“MDGCL” shall mean the Maryland General Corporation Law, as amended.

“Maryland Department” shall mean the Maryland State Department of Assessments and Taxation.

“Material Adverse Effect” shall mean, with respect to Mid Penn or William Penn, respectively, any event, circumstance, change, condition, development or occurrence that either individually or in the aggregate, has had or would reasonably be expected to have an effect that (i) is material and adverse to the assets, liabilities, financial condition, results of operations, properties or business of Mid Penn and the Mid Penn Subsidiaries taken as a whole, or William Penn and the William Penn Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either William Penn, on the one hand, or Mid Penn, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the timely consummation of the transactions contemplated by this Agreement; provided that, with respect to clause (i) above, “Material Adverse Effect” shall not be deemed to include the impact of the following on the assets, liabilities, business, properties, financial condition or results of operations of the parties and their respective subsidiaries: (a) changes in laws and regulations after the date hereof affecting banks or their holding companies generally, or interpretations thereof by courts or Governmental Entities that do not have a materially disproportionate impact on such party; (b) changes, after the date hereof, in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies (and, in either case, any authoritative interpretations thereof) that do not have a materially disproportionate impact on such party; (c) actions and omissions of a party hereto (or any of the William Penn Subsidiaries or Mid Penn Subsidiaries, as applicable) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby or which are otherwise required by the terms hereof; (d) the announcement of this Agreement and the transactions contemplated hereby and the impact thereof on relationships with customers, vendors or employees, and compliance with this Agreement, including reasonable expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement; (e) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or any act of terrorism, war (whether or not declared), national disaster or any national or international calamity affecting the United States, declarations of any national or global epidemic, pandemic or disease outbreak or the material worsening of such conditions threatened or existing as of the date of this Agreement that do not have a materially disproportionate impact on such party and its subsidiaries, taken as a whole, as compared to other companies in the banking and financial services industry; (f) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, as compared to other companies in the banking and financial services industry; (g) changes in the trading price or trading volume of either party’s common stock; (h) any failure, in and of itself, by such party to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect, unless such facts are otherwise included in an exception set forth herein); or (i) changes in the banking industry after the date hereof, including changes in prevailing interest rates, credit availability and liquidity, that do not have a materially disproportionate impact on such party.

“Materially Burdensome Regulatory Condition” shall have the meaning set forth in Section 9.1(c).

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Maximum Amount” shall have the meaning set forth in Section 7.9(c).

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(c).

“Mid Penn” shall mean Mid Penn Bancorp, Inc., a Pennsylvania corporation, with its principal executive offices located at 2407 Park Drive, Harrisburg, Pennsylvania 17110. References to Mid Penn shall mean Mid Penn on a consolidated basis unless the context clearly indicates otherwise.

“Mid Penn Affiliate Letters” shall have the meaning set forth in the Recitals.

“Mid Penn Bank” shall mean Mid Penn Bank, a Pennsylvania banking institution, with its principal offices located at 349 Union Street, Millersburg, Pennsylvania 17061, which is a wholly owned subsidiary of Mid Penn.

“Mid Penn Benefit Plan” shall have the meaning set forth in Section 5.12(a).

“Mid Penn Common Stock” shall mean the common stock, par value $1.00 per share, of Mid Penn.

“Mid Penn Disclosure Schedule” shall mean a written disclosure schedule delivered by Mid Penn to William Penn specifically referring to the appropriate sections of this Agreement.

“Mid Penn Excluded Benefit Plans” shall mean any Mid Penn defined benefit pension plan and those Mid Penn Benefit Plans identified on Mid Penn Disclosure Schedule 7.8(b).

“Mid Penn Financial Price Ratio” means the quotient (multiplied by 100 to express such quotient as a percentage) obtained by dividing the Determination Date Average Closing Price by the Starting Price, calculated to four (4) decimal places.

“Mid Penn Financial Statements” shall mean (i) the audited consolidated financial statements of Mid Penn as of December 31, 2023, and for the two (2) years ended December 31, 2023 and December 31, 2022, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Mid Penn as of the end of each calendar quarter following December 31, 2023 and for the periods then ended, including the notes thereto.

“Mid Penn 401(k) Plan” shall have the meaning set forth in Section 7.8(h).

“Mid Penn Owned Shares” shall have the meaning set forth in Section 3.1(b).

“Mid Penn Recommendation” shall have the meaning set forth in Section 8.1(b).

“Mid Penn Regulatory Agreement” shall have the meaning set forth in Section 5.11(c).

“Mid Penn Regulatory Reports” means the Call Reports of Mid Penn Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2023, through the Closing Date, and all reports filed with the PDB or FRB by Mid Penn or Mid Penn Bank from December 31, 2023 through the Closing Date.

“Mid Penn SEC Reports” shall have the meaning set forth in Section 5.17.

“Mid Penn Shareholder Approval” shall have the meaning set forth in Section 5.3(a).

“Mid Penn Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(b).

“Mid Penn Stock Plans” shall have the meaning set forth in Section 5.2(a).

“Mid Penn Subsidiary” means any subsidiary of Mid Penn as defined in Rule 1-02(x) of Regulation S-X promulgated by the SEC or the BHCA.

“Mid Penn Termination Fee” shall have the meaning set forth in Section 10.2(c).

“Nasdaq” shall mean The NASDAQ Stock Market, LLC.

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.8(e).

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Other Real Estate Owned” shall mean any real estate acquired through foreclosure or by a deed in lieu of foreclosure, or any real estate classified as Other Real Estate Owned or Real Estate Owned.

“PBCL” shall mean the Pennsylvania Business Corporation Law of 1988, as amended.

“PDB” shall mean the Pennsylvania Department of Banking and Securities.

“PDS” shall mean the Pennsylvania Department of State.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, company, trust, “group” (as that term is defined under the Exchange Act), or any other legal entity.

“Piper Sandler” shall have the meaning set forth in Section 4.14.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2(a).

“Registration Statement” shall mean the Registration Statement on Form S-4, or other applicable form, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Mid Penn Common Stock to be offered to holders of William Penn Common Stock in connection with the Merger.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, and the related transactions contemplated by this Agreement.

“Relevant Group” shall mean any affiliated, consolidated, combined, unitary or similar group.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate a Person to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Starting Price” means $30.59.

“Statement of Merger” shall mean the statement of merger to be executed by Mid Penn and William Penn and filed with the PDS in accordance with the laws of the Commonwealth of Pennsylvania.

“Superior Proposal” shall have the meaning set forth in Section 6.8(b).

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Return” means any return, declaration or other report (including elections, declarations, schedules, estimates, information and amended returns) with respect to any Taxes.

“Taxing Authority” means any governmental or administrative agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction having jurisdiction with respect to any Tax.

“Termination Date” shall mean December 1, 2025.

“Treasury Regulations” means the regulations issued by the IRS.

“Treasury Stock” shall have the meaning set forth in Section 3.1(b).

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Voting Debt” shall have the meaning set forth in Section 4.2(a).

“William Penn” shall mean William Penn Bancorporation, a Maryland corporation, with its principal offices located at 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007. References to William Penn shall mean William Penn on a consolidated basis unless the context clearly indicates otherwise.

“William Penn Acquisition Proposal” shall have the meaning set forth in Section 6.8(a).

“William Penn Acquisition Transaction” shall have the meaning set forth in Section 6.8(a).

“William Penn Affiliate Letters” shall have the meaning set forth in the Recitals.

“William Penn Bank” shall mean William Penn Bank, a Pennsylvania-chartered stock savings bank, with its principal offices located at 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, which is a wholly-owned subsidiary of William Penn.

“William Penn Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“William Penn Common Stock” shall mean the common stock, $0.01 par value per share, of William Penn.

“William Penn Continuing Employee” shall have the meaning set forth in Section 7.8(e).

“William Penn Disclosure Schedule” shall mean a written disclosure schedule delivered by William Penn to Mid Penn specifically referring to the appropriate section of this Agreement.

“William Penn ESOP” means the William Penn Bank ESOP.

“William Penn ESOP Loan” shall have the meaning set forth in Section 6.15.

“William Penn Financial Statements” shall mean (i) the audited consolidated financial statements of William Penn as of June 30, 2024, and for the two (2) years ended June 30, 2024 and June 30, 2023, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of William Penn as of the end of each calendar quarter following June 30, 2024 and for the periods then ended, including the notes thereto.

“William Penn 401(k) Plan” shall have the meaning set forth in Section 7.8(h).

“William Penn Foundation” shall have the meaning set forth in Section 7.15.

“William Penn Insiders” shall have the meaning set forth in Section 8.6.

“William Penn Material Contracts” shall have the meaning set forth in Section 4.8(c).

“William Penn Nominee” shall have the meaning set forth in Section 7.13(a).

“William Penn Option” shall have the meaning set forth in Section 3.1(e)(1).

“William Penn Permitted Liens” shall have the meaning set forth in Section 4.9(a).

“William Penn Recommendation” shall have the meaning set forth in Section 8.1(a).

“William Penn Regulatory Agreement” shall have the meaning set forth in Section 4.11(c).

“William Penn Regulatory Reports” means the Call Reports of William Penn Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended June 30, 2024, through the Closing Date, and all reports filed with the PDB or FRB by William Penn or William Penn Bank from June 30, 2024 through the Closing Date.

“William Penn Representative” shall have the meaning set forth in Section 6.8(a).

“William Penn Restricted Stock” shall have the meaning set forth in Section 3.1(f).

“William Penn SEC Reports” shall have the meaning set forth in Section 4.28.

“William Penn Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(a).

“William Penn Subsequent Determination” shall have the meaning set forth in Section 6.8(e).

“William Penn Subsidiary” means any subsidiary of William Penn as defined in Rule 1-02(x) of Regulation S-X promulgated by the SEC or the BHCA.

Other terms used herein are defined in the Preamble, Recitals and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1. Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (i) William Penn shall merge with and into Mid Penn, with Mid Penn as the Surviving Corporation in accordance with the PBCL and MDGCL; and (ii) the separate existence of William Penn shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of William Penn shall be vested in and assumed by Mid Penn in accordance with the applicable laws of the Commonwealth of Pennsylvania and the State of Maryland. As part of the Merger, each share of William Penn Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III.

2.2. Effective Time; Closing.

(a) Closing. The closing (“Closing”) shall occur no later than the later of: (i) the close of business on the tenth (10th) calendar day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), except that Mid Penn may extend such date for up to an additional ten (10) calendar days by providing written notice to William Penn confirming that all such conditions have been satisfied (or waived) and stating the date on which Closing shall occur (subject to the satisfaction of those conditions that by their terms are to be satisfied at the Closing and absent a material breach of this Agreement by either party prior to such date), or (ii) such other date that may be mutually agreed to in writing by the parties. The Merger shall be effected by the filing of Statement of Merger with the PDS and Articles of Merger with the Maryland Department with a stated effective time of the day of the Closing (the “Closing Date”) in accordance with the PBCL and MDGCL. The “Effective Time” shall mean the time specified in the Statement of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing of the Statement of Merger.

(b) Time and Place of Closing. Subject to the provisions of Article IX and Section 2.2(c) hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Mid Penn at 2407 Park Drive, Harrisburg, PA 17110, or by the electronic (PDF) facsimile or overnight courier, exchange of executed documents, at 10:00 a.m., or at such other place or time upon which Mid Penn and William Penn mutually agree.

(c) Deliveries at Closing. At or prior to Closing there shall be delivered to Mid Penn and William Penn by electronic delivery the opinions, certificates, and other documents and instruments required to be delivered pursuant to Article IX hereof. At or prior to the Closing, Mid Penn shall have delivered the Merger Consideration as set forth in Section 3.1 hereof.

2.3. Articles of Incorporation and Bylaws.

The articles of incorporation and bylaws of Mid Penn as in effect immediately prior to the Effective Time shall remain in effect and shall be the articles of incorporation and bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The articles of incorporation and the bylaws of Mid Penn Bank as in effect immediately prior to the Effective Time of the Bank Merger shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law.

2.4. Directors and Officers.

(a) Subject to Section 2.4(e), the directors of Mid Penn immediately prior to the Effective Time shall be the directors of Mid Penn, as the Surviving Corporation, after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(b) The officers of Mid Penn immediately prior to the Effective Time shall be the officers of Mid Penn, as the Surviving Corporation, after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn, until their respective successors are duly appointed.

(c) Subject to Section 2.4(e), the directors of Mid Penn Bank immediately prior to the Effective Time shall be the directors of Mid Penn Bank after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(d) The officers of Mid Penn Bank immediately prior to the Effective Time shall be the officers of Mid Penn Bank after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn Bank, until their respective successors are duly appointed, and Kenneth J. Stephon shall be appointed as Vice Chairman of Mid Penn Bank.

(e) Subject to the appointment of the William Penn Nominee in accordance with Section 7.13(a), the directors of Mid Penn and Mid Penn Bank immediately prior to the Effective Time shall continue to serve and continue in their capacity as directors in accordance with the articles of incorporation and bylaws of Mid Penn and Mid Penn Bank, respectively. Mid Penn shall offer all directors of William Penn, other than the William Penn Nominee, a three-year paid advisory board position. Nothing in this Section 2.4(e) shall require the election or appointment of any individual whose election or appointment is prohibited or advised against in writing by any Bank Regulator.

2.5. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the applicable provisions of the PBCL, the MDGCL and this Agreement.

2.6. Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither Mid Penn nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. Mid Penn and William Penn each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines (and including such additional covenants, statements and representations deemed necessary or appropriate by counsel for Mid Penn and William Penn, respectively), with customary exceptions and modifications thereto, at such time or times as may reasonably be requested by counsel, including at the time Mid Penn files such opinions with the SEC as part of the Registration Statement, at any time that Mid Penn exercises its right to change the method of effecting the business combination contemplated by this Agreement (as more fully described below) and at the Closing Date, to enable counsel to execute such legal opinions to be filed with the Registration Statement as required by the SEC or deliver the legal opinions contemplated by Section 9.1(e), which certificates shall be effective as of the date of such opinions. Mid Penn may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that such change shall be subject to the written consent of William Penn which shall not be unreasonably withheld, and no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of William Penn Common Stock as Merger Consideration or the holders of William Penn Options, (ii) materially impede or delay consummation of the Merger (or such alternate form of business combination), jeopardize or delay receipt of any Regulatory Approvals or other consents and approvals relating to the consummation of the Merger or cause any condition to Closing set forth in Article IX not to be capable of being fulfilled, (iii) result in any adverse federal or state income tax or other adverse tax consequences to William Penn shareholders as a result of such modification or structure or (iv) require submission to or approval of William Penn’s shareholders after this Agreement has been approved by William Penn’s shareholders. In the event Mid Penn elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

2.7. Bank Merger.

Mid Penn and William Penn shall cause William Penn Bank to merge (the “Bank Merger”) with and into Mid Penn Bank, with Mid Penn Bank surviving such merger, immediately, or as soon as reasonably practicable, after the Effective Time in accordance with the Bank Plan of Merger, which will be substantially in the Form of Exhibit C attached hereto (the “Bank Plan of Merger”). In addition, immediately, or as soon as reasonably practicable, after the execution and delivery of this Agreement, Mid Penn will cause Mid Penn Bank, and William Penn will cause

William Penn Bank, to execute and deliver the Bank Plan of Merger. Each of Mid Penn and William Penn shall approve the Bank Plan of Merger and the Bank Merger as the sole stockholder of Mid Penn Bank and William Penn Bank, respectively, to execute certificates or articles of merger and other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Plan of Merger in accordance with applicable law, or at such other time as shall be provided by applicable law.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.1. Merger Consideration; Effect on Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Mid Penn, William Penn or the holders of any of the shares of William Penn Common Stock, the Merger shall be effected in accordance with the following terms:

(a) Each share of Mid Penn Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(b) All shares of William Penn Common Stock held in the treasury of William Penn (“Treasury Stock”), each share of William Penn Common Stock owned by Mid Penn immediately prior to the Effective Time (if any) (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Mid Penn Owned Shares”) and each share of William Penn Common Stock that is remitted to William Penn prior to the Effective Time for purposes of repayment of the William Penn ESOP Loan balance as contemplated by Section 6.15 (the “ESOP Loan Shares”) shall, at the Effective Time, cease to exist, and the Certificates for such shares shall be cancelled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(c) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of William Penn Common Stock (excluding Treasury Stock, Mid Penn Owned Shares and ESOP Loan Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.426 shares of Mid Penn Common Stock (the “Exchange Ratio”). The shares of Mid Penn Common Stock to be issued to holders of William Penn Common Stock as set forth in this Article III is referred to as the “Merger Consideration.”

(d) After the Effective Time, shares of William Penn Common Stock shall be no longer outstanding and shall automatically be cancelled and shall cease to exist, and shall represent thereafter by operation of this section only the right to receive the Merger Consideration as set forth in this Article III and, if applicable, any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by William Penn on such shares of William Penn Common Stock in accordance with this Agreement on or prior to the Effective Time.

(e) Stock Options.

(1) At the Effective Time, each option granted by William Penn to purchase shares of William Penn Common Stock (“William Penn Option”) which is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, shall cease to represent a right to acquire shares of William Penn Common Stock and shall be converted automatically into an option to purchase shares of Mid Penn Common Stock, and Mid Penn shall assume each William Penn Option, and, thereafter, each such assumed William Penn Option shall continue to be subject to the terms of the applicable William Penn Benefit Plan or other agreement by which it is evidenced, except that from and after the Effective Time, (i) Mid Penn and a disinterested committee of the Mid Penn board of directors shall be substituted for William Penn and the committee of the William Penn board of directors administering such William Penn Benefit Plan, (ii) each William Penn Option assumed by Mid Penn may be exercised solely for shares of Mid Penn Common Stock, (iii) the number of shares of Mid Penn Common Stock subject to such William Penn Option shall be equal to the number of shares of William Penn Common Stock subject to such William Penn Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of Mid Penn Common Stock resulting from such multiplication shall be rounded down to the nearest share and (iv) the per share exercise price under each such William Penn Option shall be adjusted by dividing the per share exercise price under each such William Penn Option by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (iii) and (iv) of the immediately preceding sentence, each William Penn Option which is an “incentive stock option” shall be adjusted as required by Sections 409A and 424 of the Code, and the regulations and guidance promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Sections 409A and 424(h) of the Code. Mid Penn and William Penn agree to take all necessary steps to effect the foregoing provisions of this Section 3.1(e)(1), including in the case of Mid Penn taking all corporate action necessary to reserve for issuance a sufficient number of shares of Mid Penn Common Stock for delivery upon exercise of the options to issue shares of Mid Penn Common Stock issued in accordance herewith.

(2) As soon as practicable after the Effective Time, Mid Penn shall use its reasonable efforts to file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Mid Penn Common Stock subject to the options referred to in Section 3.1(e)(1) and shall use its reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8 or, in the case of a Form S-3, until the shares subject to such options may be sold without a further holding period under Rule 144 of the Securities Act.

(3) As soon as practicable after the Effective Time, Mid Penn shall deliver to the holders of William Penn Options at the Effective Time appropriate notices setting forth the effect of the adjustments described in Section 3.1(e)(1) and advising of the registration of the shares of Mid Penn Common Stock issuable upon exercise thereof after consummation of the Merger.

(4) With respect to those individuals who, subsequent to the Merger, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Mid Penn shall administer the William Penn Benefit Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

(f) Restricted Stock. At the Effective Time, each restricted stock award granted by William Penn (“William Penn Restricted Stock”) which is outstanding immediately prior to the Effective Time and with respect to which the applicable restrictions have not yet lapsed, shall be assumed by Mid Penn and, thereafter, each such assumed award for William Penn Restricted Stock shall continue to be subject to the terms of the applicable William Penn Benefit Plan or other agreement by which it is evidenced, except that from and after the Effective Time, (i) Mid Penn and a disinterested committee of the Mid Penn board of directors shall be substituted for William Penn and the committee of the William Penn board of directors administering such William Penn Benefit Plan and (ii) the number of shares of Mid Penn Common Stock subject to each William Penn Restricted Stock award agreement shall be equal to the number of shares of William Penn Common Stock subject to such award assumed immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of Mid Penn Common Stock resulting from such multiplication shall be rounded down to the nearest share. William Penn Disclosure Schedule 3.1(f) sets forth a listing of all William Penn Restricted Stock Awards outstanding on the date hereof, the name of the holder, date of issuance, number of shares and vesting schedule.

(g) In the event Mid Penn changes the number of shares of Mid Penn Common Stock issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend, extraordinary dividend, recapitalization, reclassification, split up, combination, merger, issuer tender offer, exchange of shares, readjustment or similar capitalization change and the record date therefor shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted to give William Penn and the holders of William Penn Common Stock the same economic effect as contemplated by this Agreement prior to such events. In addition, in the event Mid Penn enters into an agreement pursuant to which shares of Mid Penn Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each holder of William Penn Common Stock entitled to receive shares of Mid Penn Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Time had occurred immediately prior to the happening of such event.

(h) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Mid Penn Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Mid Penn Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Mid Penn. In lieu of the issuance of any such fractional share, Mid Penn shall pay to each former holder of William Penn Common Stock who otherwise would be entitled to receive a fractional share of Mid Penn Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share (after taking into account all shares of William Penn Common Stock held by such holder immediately prior to the Effective Time) of Mid

Penn Common Stock to which such holder would otherwise have been entitled pursuant to this Section 3.1 and (ii) the closing sale price of Mid Penn Common Stock on the fifth (5th) Business Day prior to the Closing Date. For purposes of determining any fractional share interest, all shares of William Penn Common Stock owned by a William Penn shareholder shall be combined so as to calculate the maximum number of whole shares of Mid Penn Common Stock issuable to such William Penn shareholder. The parties acknowledge that the payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

3.2. Procedures for Exchange of William Penn Common Stock.

(a) Exchange Procedures.

(1) Five (5) days prior to the Effective Time, or as soon as practical prior to the Effective Time, Mid Penn shall (A) deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of William Penn Common Stock, an amount of cash necessary to make payments of any dividends or distributions with a record date occurring on or after the Effective Time with respect to the Merger Consideration (without any interest on any such dividends or distributions) and cash for fractional shares pursuant to Section 3.1(h)) and (B) provide the Exchange Agent with the irrevocable authorization to issue such cash and sufficient shares of Mid Penn Common Stock in book entry form (“Book-Entry Shares”) (such cash and Book-Entry Shares, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(2) Promptly after the Effective Time, but in no event later than five (5) Business Days thereafter, Mid Penn shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of William Penn Common Stock a notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal in a form reasonably satisfactory to Mid Penn and William Penn (“Letter of Transmittal”) containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration and cash for any fractional shares of Mid Penn Common Stock which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon (i) with respect to shares evidenced by Certificates, proper delivery to the Exchange Agent of the Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto, and (ii) with respect to book-entry shares, proper delivery of an “agent’s message” regarding the book-entry transfer of book-entry shares (or such other evidence (if any) of the transfer as the Exchange Agent may reasonably request). Upon surrender to the Exchange Agent of a Certificate or book-entry shares for cancellation together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate or book-entry shares shall promptly be provided in exchange therefor, but in no event later than five (5) Business Days after due surrender, a certificate, or at the election of Mid Penn, a statement reflecting shares issued in book-entry form, representing the Merger Consideration to which such holder is entitled pursuant to this Article III, plus a check for any amounts due pursuant to Section 3.1(h), any dividends or other distributions to which such holder is entitled pursuant to Section 3.2(a)(1) and the Certificate or book-entry share so surrendered shall forthwith be cancelled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates or book-entry shares.

(b) Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding William Penn Common Stock shall have no rights, after the Effective Time, with respect to such William Penn Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to Mid Penn Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2. After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without any interest thereon, any such dividends or other distributions with a record date after the Effective Time, which theretofore had become payable with respect to shares of Mid Penn Common Stock represented by such Certificate.

(c) Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying Letter of Transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the Letter of Transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of William Penn of the shares of William Penn Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, William Penn Certificates representing such shares are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.

(e) Withholding. The Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of William Penn Common Stock such amounts as Mid Penn or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the William Penn Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent.

(f) Return of Exchange Fund. At any time following the twelve (12) month period after the Effective Time, Mid Penn shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund that had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Mid Penn (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Mid Penn nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Mid Penn, the posting by such Person of a bond in such amount as Mid Penn may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(h) Mid Penn, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Letters of Transmittal and compliance by any William Penn shareholder with the exchange procedures set forth herein, (B) the issuance and delivery of shares of Mid Penn Common Stock into which shares of William Penn Common Stock are converted in the Merger and (C) the method of payment of cash in lieu of fractional shares of Mid Penn Common Stock.

(i) Reservation of Shares. Mid Penn shall reserve for issuance a sufficient number of shares of Mid Penn Common Stock for the purpose of issuing shares of Mid Penn Common Stock to the William Penn shareholders in accordance with this Article III.

3.3. Dissenting Shareholders.

Pursuant to the MDGCL and William Penn’s articles of incorporation, holders of William Penn Common Stock are not entitled to dissenters’ rights in the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WILLIAM PENN

William Penn represents and warrants to Mid Penn that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except (i) as set forth in the William Penn Disclosure Schedules delivered by William Penn to Mid Penn on the date hereof (it being understood that (i) the mere inclusion of an item in the William Penn Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by William Penn that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect) or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC by William Penn prior to the date hereof and on or after the date on which William Penn filed with the SEC its Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) unless such information is specifically requested herein to be included in the William Penn Disclosure Schedules. Information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure shall not be disclosed by William Penn and nothing in this Agreement shall require such disclosure. William Penn has made a good faith effort to ensure that the disclosure on each schedule of the William Penn Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the William Penn Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of William Penn shall mean to the Knowledge of those Persons identified in William Penn Disclosure Schedule 4.0.

4.1. Organization.

(a) William Penn is a corporation duly organized and subsisting under the laws of the State of Maryland, and is duly registered as a bank holding company under the BHCA. William Penn has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the State of Maryland and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(b) William Penn Bank is a Pennsylvania-chartered stock savings bank duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania and is regulated by the PDB and the FDIC. William Penn Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect. The deposits of William Penn Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by William Penn Bank when due. William Penn Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) William Penn Disclosure Schedule 4.1(c) sets forth each William Penn Subsidiary, the state of organization of each William Penn Subsidiary and the percentage of the outstanding equity securities, membership or other interests of such William Penn Subsidiary owned by William Penn or William Penn Bank. Each William Penn Subsidiary is a corporation, limited liability company or other entity duly organized, validly subsisting and in good standing under the laws of its jurisdiction of incorporation or organization. Each William Penn Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(d) The respective minute books of William Penn, William Penn Bank and each William Penn Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, William Penn has made available to Mid Penn true and correct copies of the articles of incorporation and bylaws of William Penn and similar governing documents of William Penn Bank and each other William Penn Subsidiary, each as in effect on the date hereof.

4.2. Capitalization.

(a) The authorized capital stock of William Penn consists of One Hundred and Fifty Million 150,000,000 shares of William Penn Common Stock, $0.01 par value per share, and Fifty Million 50,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this Agreement, there are (i) 9,208,217 shares of William Penn Common Stock issued and outstanding, (ii) zero shares of William Penn Preferred Stock issued and outstanding, (iii) zero shares of William Penn Common Stock held by William Penn as Treasury Stock and (iv) 1,264,000 shares of William Penn Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of William Penn Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. Except as set forth on William Penn Disclosure Schedule 4.2(a), as of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of William Penn, nor any trust preferred or subordinated debt securities of William Penn, are issued or outstanding. Except as set forth on William Penn Disclosure Schedule 4.2(a), there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of William Penn, or otherwise obligating William Penn to issue, transfer, sell, purchase, redeem, or otherwise acquire, to register under the Securities Act and the rules and regulations of the SEC thereunder, or to pay a dividend on any such securities. Except for the William Penn Affiliate Letters, to William Penn’s Knowledge, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the William Penn Common Stock or other equity interests of William Penn.

(b) William Penn owns all of the capital stock of William Penn Bank, free and clear of any Lien. Except for the William Penn Subsidiaries, William Penn does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of William Penn Subsidiaries, equity interests held by William Penn Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending or borrowing activities of William Penn Subsidiaries, including stock in the FHLB and Atlantic Community Bankers Bank. Either William Penn or William Penn Bank owns all of the outstanding shares of capital stock or equity interests of each William Penn Subsidiary free and clear of all Liens.

(c) To William Penn’s Knowledge, except as set forth on William Penn Disclosure Schedule 4.2(c), as of the date of this Agreement no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of five percent (5%) or more of the outstanding shares of William Penn Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of William Penn to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on William Penn Disclosure Schedule 4.2(d).

4.3. Authority; No Violation.

(a) William Penn has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by William Penn’s shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by William Penn and the consummation by William Penn of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of William Penn, and no other corporate proceedings on the part of William Penn, except for the approval of the William Penn shareholders, the execution and delivery of the Bank Plan of Merger by William Penn Bank and the consent of the sole shareholder of William Penn Bank are necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by William Penn and, subject to (i) approval by the shareholders of William Penn, (ii) receipt of the Regulatory Approvals, and (iii) due and valid execution and delivery of this Agreement by Mid Penn, constitutes the valid and binding obligation of William Penn, enforceable against William Penn in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally and by general principles of equity.

(b) Subject to receipt of Regulatory Approvals, approval by the required vote of William Penn’s shareholders and, with respect to the issuance of Mid Penn Common Stock in the Merger, Mid Penn’s shareholders and William Penn’s and Mid Penn’s compliance with any conditions contained herein, (i) the execution and delivery of this Agreement by William Penn, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by William Penn with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of William Penn, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to William Penn or any of its properties or assets, or (C) except as set forth in William Penn Disclosure Schedule 4.3(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of William Penn under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which William Penn is a party, or by which William Penn or any of its properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

4.4. Consents.

Except for the Regulatory Approvals, approval of the shareholders of William Penn, and consents, approvals, filings and registrations from or with the SEC, Nasdaq and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are, or will be, necessary, and no consents or approvals of any third parties are, or will be, necessary, in connection with (a) the execution and delivery of this Agreement by William Penn or the Bank Plan of Merger by William Penn Bank and (b) the completion by William Penn of the transactions contemplated hereby or by William Penn Bank of the Bank Merger. As of the date of this Agreement, William Penn (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of William Penn or William Penn Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all Regulatory Approvals or any other approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.5. Financial Statements; Undisclosed Liabilities.

(a) William Penn has previously made available, or will make available, to Mid Penn the William Penn Regulatory Reports. The William Penn Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present, or will fairly present, in all material respects the financial position, results of operations and changes in shareholders’ equity of William Penn as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) William Penn has previously made available, or will make available, to Mid Penn the William Penn Financial Statements. The William Penn Financial Statements have been, or will be, prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of William Penn and the William Penn Subsidiaries as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of certain footnotes.

(c) As of the date of each balance sheet included in the William Penn Financial Statements, neither William Penn nor William Penn Bank has had, or will have, any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such William Penn Financial Statements or William Penn Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of certain footnotes.

(d) The records, systems, controls, data and information of William Penn and the William Penn Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of William Penn or any William Penn Subsidiary (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect. William Penn (i) has, to the extent required by applicable law or GAAP, implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to William Penn, including its consolidated William Penn Subsidiaries, is made known to the chief executive officer and the chief financial officer of William Penn by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to William Penn’s outside auditors and the audit committee of William Penn’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect William Penn’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in William Penn’s internal control over financial reporting. These disclosures (if any) were made in writing by management to William Penn’s auditors and audit committee and a copy has previously been made available to Mid Penn.

(e) Since June 30, 2021, (i) neither William Penn nor any of the William Penn Subsidiaries, nor to the Knowledge of William Penn, any director, officer, employee, auditor, accountant or representative of William Penn or any of the William Penn Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of William Penn or any of the William Penn Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that William Penn or any of the William Penn Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing William Penn or any of the William Penn Subsidiaries, whether or not employed by William Penn or any of the William Penn Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by William Penn or any of its officers, directors, employees or agents to the Board of Directors of William Penn or any committee thereof or to any director or officer of William Penn.

4.6. Taxes.

(a) All income and other material or material in the aggregate Tax Returns required to have been filed by William Penn and any of the William Penn Subsidiaries have been, or will be, duly and timely filed (taking into account extensions of time to file), and each such Tax Return is, or will be, true, correct and complete in all material respects. All income and other material Taxes due and payable by William Penn and any of the William Penn Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b) Except as set forth on William Penn Disclosure Schedule 4.6(b), there is no action, audit, dispute or claim now pending or proposed or threatened in writing against William Penn or any of the William Penn Subsidiaries in respect of Taxes. Except as set forth on William Penn Disclosure Schedule 4.6(b), neither William Penn nor any of the William Penn Subsidiaries is the beneficiary of any extension of time within which to file any income or other material Tax Return which Tax Return has not been filed. No written claim has been made by a Taxing Authority in the last five (5) years in a jurisdiction where William Penn or any of the William Penn Subsidiaries did not file Tax Returns that it is or may be subject to taxation in that jurisdiction. There are no Liens on any of the assets of William Penn with respect to Taxes other than for Taxes not yet due and payable.

(c) William Penn and any of the William Penn Subsidiaries has withheld and timely paid all material Taxes required to have been withheld and paid in connection with amounts paid and has complied with all information reporting and backup withholding requirements in all material respects.

(d) William Penn Disclosure Schedule 4.6(d) lists all Tax Returns filed by William Penn or the William Penn Subsidiaries for taxable periods ended on or after June 30, 2016 that have been or are currently the subject of audit. Except as set forth on William Penn Disclosure Schedule 4.6(d), neither William Penn nor any of the William Penn Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of William Penn are pending with respect to William Penn or any of the William Penn Subsidiaries. Neither William Penn nor any of the William Penn Subsidiaries has received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where William Penn has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against William Penn or any of the William Penn Subsidiaries.

(f) William Penn is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither William Penn nor any of the William Penn Subsidiaries has been a member of a Relevant Group other than a Relevant Group of which William Penn is the parent.

(g) Neither William Penn nor any of the William Penn Subsidiaries has agreed to, or is required to, make any adjustment under Section 481(a) of the Code. Neither William Penn nor any of the William Penn Subsidiaries has been a “distributing corporation” or a “controlled corporation” with respect to a transaction described in Section 355 of the Code within the five (5) year period ending as of the date of this Agreement. Neither William Penn nor any of the William

Penn Subsidiaries is subject to a private ruling from or agreement with any Taxing Authority. William Penn has disclosed on its federal income Tax Returns all positions taken in those Tax Returns that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Except as set forth on William Penn Disclosure Schedule 4.6(g), neither William Penn nor any of the William Penn Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(h) Except as set forth on William Penn Disclosure Schedule 4.6(h), neither William Penn nor any of the William Penn Subsidiaries is a party to an agreement the principal purpose of which is Tax allocation or sharing. Neither William Penn nor any of the William Penn Subsidiaries is liable for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or non-U.S. Tax law), other than as a result of being a member of a Relevant Group of which William Penn is the parent, or as a transferee or successor, by contract or otherwise.

(i) Neither William Penn nor any of the William Penn Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of such taxable period) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax law) or (iv) cancellation of indebtedness arising on or prior to the Closing Date.

4.7. No Material Adverse Effect.

William Penn has not suffered any Material Adverse Effect since June 30, 2024, and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on William Penn.

4.8. Material Contracts; Leases; Defaults.

(a) Except as set forth on William Penn Disclosure Schedule 4.8(a), neither William Penn nor any William Penn Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of William Penn or any William Penn Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of William Penn or any William Penn Subsidiary; (iii) any collective bargaining agreement with any labor organization relating to employees of William Penn or any William Penn Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by William Penn or any William Penn Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of One Hundred Thousand Dollars ($100,000) whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which William Penn or any William Penn Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, FRB Paycheck Protection Program Liquidity Facility borrowings, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates William Penn or any William Penn Subsidiary for the payment of more than Fifty Thousand Dollars ($50,000) annually or for the payment of more than One Hundred Thousand Dollars ($100,000) over its remaining term, which is not terminable without cause on sixty (60) days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software); (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by William Penn or any William Penn Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material); (viii) any contract between or among William Penn or any of its Subsidiaries or Affiliates; (ix) any contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses); (x) any contract relating to the provision of data processing, network communications or other technical services to or by William Penn or any of its Subsidiaries providing for the payment of more than Fifty Thousand Dollars ($50,000) annually or for the payment of more than One Hundred Thousand Dollars ($100,000) over its remaining term; (xi) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar arrangement or agreement; (xii) any contract that provides any rights to investors in William Penn, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the William Penn Board of Directors; (xiii) any contract that provides for potential material indemnification payments by William Penn or any of its Subsidiaries; (xiv) any contract or understanding with a labor union, in each case whether written or oral; (xv) any contract that grants any right of first refusal, right first offer or similar right with respect to any material assets, rights or properties of William Penn or its Subsidiaries; (xvi) any contract which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Governmental Authority in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earn-out or other obligations that continue in effect after the date of this Agreement; or (xvii) any other contract or amendment thereto that would be required to be filed as an exhibit to any SEC report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K).

(b) William Penn Disclosure Schedule 4.8(b) identifies each parcel of real estate owned, leased or subleased by William Penn, William Penn Bank or any William Penn Subsidiary. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed on William Penn Disclosure Schedule 4.8(b). Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither William Penn nor any William Penn Subsidiary is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.8(a) and 4.8(b) (collectively, the “William Penn Material Contracts”) have been made available to Mid Penn on or before the date hereof, and are in full force and effect on the date hereof, and neither William Penn nor any William Penn Subsidiary (nor, to the Knowledge of William Penn, any other party to any William Penn Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any William Penn Material Contract. Except as listed on William Penn Disclosure Schedule 4.8(c), no party to any William Penn Material Contract will have the right to terminate any or all of the provisions of any such William Penn Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Except as set forth on William Penn Disclosure Schedule 4.8(d), since December 31, 2023, through and including the date of this Agreement, neither William Penn nor any William Penn Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2023 (which amounts have been previously made available to Mid Penn), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on William Penn Disclosure Schedule 4.12, as in effect as of the date hereof), or paid any bonus other than customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of William Penn Common Stock, or any Right to any executive officer, director or employee, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of William Penn or any of the William Penn Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of Fifty Thousand Dollars ($50,000), other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of William Penn or the William Penn Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

(e) As of the date of this Agreement, except as set forth on William Penn Disclosure Schedule 4.8(e), none of the deposits of William Penn is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.9. Ownership of Property; Insurance Coverage.

(a) William Penn and each William Penn Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by William Penn or any William Penn Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the William Penn Regulatory Reports and in the William Penn Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, FRB, inter-bank credit facilities or any transaction by a William Penn Subsidiary acting in a fiduciary capacity, (ii) statutory Liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary Liens affecting real property which do not materially adversely affect the value or use of such real property, and (iv) those described and reflected in the William Penn Financial Statements (together “William Penn Permitted Liens”). Such securities are valued on the books of William Penn and each of the William Penn Subsidiaries in accordance with GAAP. William Penn and the William Penn Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by William Penn and the William Penn Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither William Penn nor any William Penn Subsidiary is in default in any material respect under any lease for any real or personal property to which either William Penn or any William Penn Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on William Penn.

(b) With respect to all agreements pursuant to which William Penn or any William Penn Subsidiary has purchased securities subject to an agreement to resell, if any, William Penn or such William Penn Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. William Penn and each of the William Penn Subsidiaries employs investment, securities risk management and other policies, practices and procedures that William Penn and each such William Penn Subsidiary believes are prudent and reasonable in the context of such businesses.

(c) William Penn and each William Penn Subsidiary currently maintains insurance considered by William Penn to be reasonable for their respective operations in accordance with industry practice. Neither William Penn nor any William Penn Subsidiary has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. Except as provided on William Penn Disclosure Schedule 4.9(c), there are presently no material claims pending under such policies of insurance and no notices have been given by William Penn or any William Penn Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three (3) years William Penn and each William Penn Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. William Penn Disclosure Schedule 4.9(c) identifies all material policies of insurance maintained by William Penn and each William Penn Subsidiary, as well as the other matters required to be disclosed under this Section 4.9(c).

4.10. Legal Proceedings.

Neither William Penn nor any William Penn Subsidiary is a party to any, and there are no pending or, to William Penn’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against William Penn or any William Penn Subsidiary, (b) to which William Penn’s or any William Penn Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of William Penn or William Penn Bank to perform under this Agreement in any material respect.

4.11. Compliance With Applicable Law.

(a) Each of William Penn and each William Penn Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, Title VII of the Civil Rights Act of 1964, as amended, the Americans With Disabilities Act of 1990, as amended, the Rehabilitation Act of 1973, as amended, the Family and Medical Leave Act of 1993, as amended, the Genetic Information Non-Discrimination Act of 2008, and all similar federal, state or local laws and/or ordinances, including without limitation, the Pennsylvania Human Relations Act, as amended, and any other non-discrimination and fair employment practices laws of any state and/or locality in which a William Penn or any William Penn Subsidiary employee works, worked, resides, or resided, all as amended, ERISA, the Affordable Care Act, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the Worker Adjustment and Retraining Notification Act, as amended, and neither William Penn nor any William Penn Subsidiary has received any written notice to the contrary, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on William Penn. The Board of Directors of William Penn Bank has adopted, and William Penn Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of William Penn and each William Penn Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the failure to hold such permits, licenses, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on William Penn; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and to William Penn’s Knowledge, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

(c) Since January 1, 2020, neither William Penn nor any William Penn Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that William Penn or any William Penn Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to William Penn or any William Penn Subsidiary; (iii) requiring, or threatening to require, William Penn or any William Penn Subsidiary, or indicating that William Penn or any William Penn Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits, restricting or limiting, or purporting to restrict or limit, in any material respect the operations of William Penn or any William Penn Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) except as disclosed on William Penn Disclosure Schedule 4.11(c), directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of William Penn or any William Penn Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “William Penn Regulatory Agreement”). William Penn has not consented to or entered into any William Penn Regulatory Agreement that is currently in effect or that was in effect since January 1, 2020. The most recent regulatory rating given to William Penn Bank as to compliance with the CRA is satisfactory or better.

(d) William Penn Bank is “well capitalized” within the meaning of the regulations of the FDIC, and neither William Penn nor William Penn Bank knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger. William Penn Bank knows of no reason why it would not continue to be “well capitalized” under applicable capital requirements imposed by any Bank Regulator.

4.12. Employee Benefit Plans.

(a) William Penn Disclosure Schedule 4.12 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of William Penn or any William Penn Subsidiary has any present or future right to benefits or under which William Penn or any William Penn Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “William Penn Benefit Plans.”

(b) With respect to each William Penn Benefit Plan, William Penn has made available to Mid Penn a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three (3) plan years with respect to each William Penn Benefit Plan which is required to file such annual return/report.

(c) (i) Each William Penn Benefit Plan that is subject to ERISA and the Code has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each William Penn Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or, with respect to an IRS-approved prototype or volume submitter plan, a favorable opinion letter, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and to the Knowledge of William Penn, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of William Penn after reasonable inquiry, no event has occurred and no condition exists that is reasonably likely to subject William Penn or any William Penn Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in William Penn Disclosure Schedule 4.12, no William Penn Benefit Plan provides, and William Penn and the William Penn Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; (v) all contributions required to be made under the terms of any William Penn Benefit Plan have been timely made or, if not yet due, have been properly reflected in William Penn’s financial statements in accordance with GAAP; and (vi) neither William Penn nor any William Penn Subsidiary has engaged in a transaction with respect to any William Penn Benefit Plan which would subject William Penn or any William Penn Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(d) Except as set forth on William Penn Disclosure Schedule 4.12(d), William Penn and the William Penn Subsidiaries do not maintain a defined benefit plan. None of the William Penn Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of William Penn, the William Penn Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) With respect to any William Penn Benefit Plan, the assets of any trust under such William Penn Benefit Plan, William Penn Benefit Plan sponsor, William Penn Benefit Plan fiduciary or William Penn Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of William Penn, threatened and (ii) to the Knowledge of William Penn, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(f) Other than as set forth on William Penn Disclosure Schedule 4.12(f), the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of William Penn or any William Penn Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director, or (iii) result in any “parachute payment” or “excess parachute payment” under Section 280G of the Code, whether or not such payment is considered reasonable compensation for services rendered. William Penn has made available to Mid Penn true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(g) All William Penn Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code, and, except as set forth on William Penn Disclosure Schedule 4.12(g), neither William Penn nor any William Penn Subsidiary has any obligation to indemnify, hold harmless or gross-up any individual with respect to any penalty tax or interest under section 409A of Code. Except as set forth on William Penn Disclosure Schedule 4.12(g), no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code. In addition, William Penn Disclosure Schedule 4.12(g) sets forth the amounts of any deferred compensation payable to any employee or director of William Penn or any William Penn Subsidiary.

(h) William Penn has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any William Penn Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(i) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by William Penn or any William Penn Subsidiary with respect to any ongoing, frozen, or terminated William Penn or William Penn Subsidiary Plan.

(j) No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any William Penn Benefit Plan within the past twelve (12) months.

(k) The William Penn ESOP grants its participants full voting rights as to all shares of William Penn Common Stock held by the William Penn ESOP on behalf of such participants and that have been allocated to their accounts.

4.13. Environmental Matters.

Except as set forth on William Penn Disclosure Schedule 4.13, with respect to William Penn and each William Penn Subsidiary:

(a) To the Knowledge of William Penn, neither (i) the conduct nor operation of the business of William Penn or any William Penn Subsidiary nor (ii) any condition of any property currently or previously owned or operated by William Penn or any William Penn Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon William Penn or any William Penn Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to William Penn or any William Penn Subsidiary by reason of any Environmental Laws. Neither William Penn nor any William Penn Subsidiary during the past five (5) years has received any written notice from any Person or Governmental Entity that William Penn or any William Penn Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by William Penn or any William Penn Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon William Penn or any William Penn Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to William Penn’s Knowledge, threatened, before any court, Governmental Entity or other forum against William Penn or any William Penn Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by William Penn or any William Penn Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by William Penn or any of the William Penn Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by William Penn or any of the William Penn Subsidiaries except in compliance with Environmental Laws in all material respects.

4.14. Brokers, Finders and Financial Advisors.

Neither William Penn, nor any of its respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement except for the retention of Piper Sandler & Co. (“Piper Sandler”) by William Penn and the fee payable pursuant thereto. A true and complete copy of the engagement letter, as amended, between William Penn and Piper Sandler has been delivered to Mid Penn.

4.15. Loan Matters.

(a) The allowance for credit losses reflected in William Penn’s audited consolidated balance sheet at June 30, 2024 was, and the allowance for credit losses shown on William Penn’s balance sheets for periods ending after June 30, 2024 was, or will be, adequate, as of the date thereof, under GAAP.

(b) William Penn Disclosure Schedule 4.15(b) sets forth a listing, as of September 30, 2024, by account, of: (i) all loans (including loan participations) of William Penn Bank or any other William Penn Subsidiary that have been accelerated during the past twelve (12) months; (ii) all loan commitments or lines of credit of William Penn Bank or any other William Penn Subsidiary which have been terminated by William Penn Bank or any other William Penn Subsidiary during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified William Penn Bank or any other William Penn Subsidiary during the past twelve (12) months of, or has asserted against William Penn Bank or any other William Penn Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of William Penn, each borrower, customer or other party which has given William Penn Bank or any other William Penn Subsidiary any oral notification of, or orally asserted to or against William Penn Bank or any other William Penn Subsidiary, any such claim; (iv) all loans (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three (3) years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by William Penn Bank or any William Penn Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on William Penn Disclosure Schedule 4.15(b), all loans of William Penn Bank have been classified as of September 30, 2024 in accordance with the loan policies and procedures of William Penn Bank.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, all loans receivable (including discounts) and accrued interest entered on the books of William Penn and the William Penn Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of William Penn’s or the appropriate William Penn Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. To the Knowledge of William Penn, the loans, discounts and the accrued interest reflected on the books of William Penn and the William Penn Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by William Penn or the appropriate William Penn Subsidiary free and clear of any Liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) William Penn Disclosure Schedule 4.15(e) sets forth, as of the date of this Agreement, a schedule of all executive officers and directors of William Penn who have outstanding loans from William Penn or any William Penn Subsidiary, and there has been no default on, or forgiveness or waiver or, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(f) Except as set forth on William Penn Disclosure Schedule 4.15(f), to the Knowledge of William Penn, no shares of William Penn Common Stock were purchased with the proceeds of a loan made by William Penn or any William Penn Subsidiary.

4.16. Related Party Transactions.

Except as set forth on William Penn Disclosure Schedule 4.16, neither William Penn nor any William Penn Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of William Penn or any William Penn Subsidiary. All such loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). Except as set forth on William Penn Disclosure Schedule 4.16, no loan or credit accommodation to any Affiliate of William Penn or any William Penn Subsidiary is presently in default or, during the three (3) year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither William Penn nor any William Penn Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by William Penn is inappropriate. Except as set forth on William Penn Disclosure Schedule 4.16, no shareholder or Affiliate of William Penn owns any material property or asset used in the conduct of the business of William Penn and the William Penn Subsidiaries.

4.17. Credit Card Accounts and Merchant Processing.

(a) Credit Card Accounts. William Penn and the William Penn Subsidiaries only originate, maintain or administer credit card accounts through a third party originator.

(b) Merchant Processing. William Penn and the William Penn Subsidiaries only provide merchant credit card processing services to merchants through a third party provider.

4.18. Required Vote.

The affirmative vote of the holders of a majority of the total number of shares outstanding and entitled to vote at the William Penn Shareholders’ Meeting is required to approve this Agreement and the Merger under William Penn’s articles of incorporation and the MDGCL. This Agreement and the Merger have been approved unanimously by all of the members of the William Penn Board of Directors.

4.19. Registration Obligations.

Except as set forth on William Penn Disclosure Schedule 4.19, neither William Penn nor any William Penn Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.20. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for William Penn’s own account, or for the account of one or more of the William Penn Subsidiaries or their customers (all of which are set forth on William Penn Disclosure Schedule 4.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of William Penn or the applicable William Penn Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither William Penn nor any William Penn Subsidiary, nor to the Knowledge of William Penn any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.21. Fairness Opinion.

The board of directors of William Penn has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, limitations and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to William Penn shareholders, and a signed copy of the written opinion will be delivered to Mid Penn solely for informational purposes after receipt thereof by William Penn. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.22. Fiduciary Accounts.

William Penn and each of its Subsidiaries have properly administered all common trust funds and collective investment funds and all accounts for which each of them acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance in all material respects with the terms of the governing documents and applicable Law. Neither William Penn nor any of its Subsidiaries, nor, to the Knowledge of William Penn, any of their respective directors, officers or employees acting on behalf of William Penn or any of its Subsidiaries, has committed any breach of trust with respect to any such common trust fund or collective investment fund or fiduciary or agency account, and the accountings for each such common trust fund or collective investment fund or fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such common trust fund or collective investment fund or fiduciary or agency account.

4.23. Intellectual Property.

William Penn and each William Penn Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of William Penn’s or each of the William Penn Subsidiaries’ business, and neither William Penn nor any William Penn Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. William Penn and each William Penn Subsidiary has performed all material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To William Penn’s Knowledge, the conduct of the business of William Penn and each William Penn Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.24. Labor Matters.

There are no labor or collective bargaining agreements to which William Penn or any William Penn Subsidiary is a party. To the Knowledge of William Penn, there is no activity involving William Penn or any William Penn Subsidiary seeking to certify a collective bargaining unit involving any of their employees. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or to the Knowledge of William Penn, threatened against William Penn or any William Penn Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of William Penn, threatened against William Penn or any William Penn Subsidiary (other than routine employee grievances that are not related to union employees). William Penn and each William Penn Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.25. William Penn Information Supplied.

The information relating to William Penn and any William Penn Subsidiary to be contained in the Proxy Statement – Prospectus and/or Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith (other than the information provided by Mid Penn specifically for inclusion), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.26. Takeover Laws.

The adoption and approval by the board of directors of William Penn of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render inapplicable to this Agreement, the Merger and such other transactions, the provisions of any potentially applicable “anti-takeover”, “control share”, “fair price”, “moratorium”, “interested shareholder” or similar anti-takeover statutes or regulations applicable to William Penn in connection with the execution, delivery or performance of this Agreement.

4.27. Reorganization.

William Penn has not taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.28. SEC Reports.

William Penn has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since June 30, 2024 (the “William Penn SEC Reports”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the William Penn SEC Reports complied as to form in all material respects with the applicable requirements of the Exchange Act, and the Securities Act to the extent applicable, and the rules and regulations of the SEC thereunder, applicable to such William Penn SEC Reports. None of the William Penn SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the William Penn Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of William Penn has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.29. Dissenters’ Rights

Neither the MDGCL nor William Penn’s articles of incorporation entitle William Penn’s shareholders to dissenters’ rights with respect to the Merger.

4.30. Quality of Representations.

The representations made by William Penn in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

4.31. No Other Representations or Warranties.

(a) Except for the representations and warranties made by William Penn in this Article IV, neither William Penn nor any other Person makes any express or implied representation or warranty with respect to William Penn, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or with respect to any oral or written information presented to Mid Penn or any of its affiliates or representatives in the course of their due diligence investigation of William Penn, the negotiation of this Agreement or otherwise in the course of the transaction contemplated hereby, and William Penn hereby disclaims any such other representations or warranties.

(b) Notwithstanding anything contained in this Agreement to the contrary, William Penn acknowledges and agrees that neither Mid Penn nor any other Person has made or is making any representations or warranties relating to Mid Penn whatsoever, express or implied, beyond those expressly given by Mid Penn in Article V hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Mid Penn furnished or made available to William Penn or any of its representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MID PENN

Mid Penn represents and warrants to William Penn that the statements contained in this Article V are correct and complete as of the date of this Agreement, except (i) as set forth in the Mid Penn Disclosure Schedules delivered by Mid Penn to William Penn on the date hereof (it being understood that (i) the mere inclusion of an item in the William Penn Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by William Penn that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect), or (ii) disclosed in any report, schedule, form or other document filed with or furnished to the SEC by Mid Penn prior to the date hereof and on or after the date on which Mid Penn filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) unless such information is specifically requested herein to be included in the Mid Penn Disclosure Schedules. Information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure shall not be disclosed by Mid Penn and nothing in this Agreement shall require such disclosure. Mid Penn has made a good faith effort to ensure that the disclosure on each schedule of the Mid Penn Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Mid Penn Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of Mid Penn shall mean Knowledge of those Persons identified in Mid Penn Disclosure Schedule 5.0.

5.1. Organization.

(a) Mid Penn is a corporation duly organized, validly subsisting and in good standing under the laws of the Commonwealth of Pennsylvania, is duly registered as a bank holding company under the BHCA and has elected to be, and qualifies as, a financial holding company under section 12 of the BHCA. Mid Penn has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Mid Penn Bank is a Pennsylvania-chartered banking institution duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania and is regulated by the PDB and the FDIC. Mid Penn Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect. The deposits of Mid Penn Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Mid Penn Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Mid Penn Disclosure Schedule 5.1(c) sets forth each Mid Penn Subsidiary, the state of organization of each Mid Penn Subsidiary and the percentage of the outstanding equity securities, membership or other interests of such Mid Penn Subsidiary owned by Mid Penn or Mid Penn Bank. Each Mid Penn Subsidiary is a corporation, limited liability company or other entity duly organized, validly subsisting and in good standing under the laws of its jurisdiction of incorporation or organization. Each Mid Penn Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect. There are no restrictions on the ability of Mid Penn or any Mid Penn Subsidiary to pay dividends or distributions except, in the case of Mid Penn or any Mid Penn Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities.

(d) The respective minute books of Mid Penn and each Mid Penn Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, Mid Penn has made available to William Penn true and correct copies of the articles of incorporation and bylaws of Mid Penn and similar governing documents of Mid Penn Bank, each as in effect on the date hereof.

5.2. Capitalization.

(a) The authorized capital stock of Mid Penn consists of (a) Forty Million (40,000,000) shares of Mid Penn Common Stock, having a par value of $1.00 per share, of which, as of the date of this Agreement, 16,620,174 shares were issued and outstanding and (b) Ten Million (10,000,000) shares of preferred stock, having a par value of $1.00 per share, none of which were issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Mid Penn Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth on Mid Penn Disclosure Schedule 5.2(a), there were no shares of Mid Penn Common Stock reserved for issuance upon exercise of options granted as employment inducement awards and under Mid Penn’s equity compensation plans (the “Mid Penn Stock Plans”). As of the date of this Agreement, except pursuant to this Agreement and the Mid Penn Stock Plans, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Mid Penn, or otherwise obligating Mid Penn to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the date of this Agreement, except as disclosed in the Mid Penn SEC Reports there is no Voting Debt of Mid Penn, nor any trust preferred or subordinated debt securities of Mid Penn are issued or outstanding. The shares of Mid Penn Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights. Except for the Mid Penn Affiliate Letters, to the Knowledge of Mid Penn, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with regard to the voting or transfer of the Mid Penn Common Stock or other equity interests of Mid Penn. Mid Penn has, or as of the Effective Time will have, sufficient authorized and unissued shares of Mid Penn Common Stock to issue the Merger Consideration at the Effective Time. As of the date of this Agreement, there are no outstanding options or other rights to purchase, or securities convertible or exchangeable into, Mid Penn Common Stock or Mid Penn Preferred Stock.

(b) Mid Penn owns all of the capital stock of Mid Penn Bank free and clear of any Lien. Except for the Mid Penn Subsidiaries or as set forth on Mid Penn Disclosure Schedule 5.2(b), Mid Penn does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Mid Penn Subsidiaries, equity interests held by Mid Penn Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Mid Penn Subsidiaries, including stock in the FHLB. Mid Penn or Mid Penn Bank owns all of the outstanding shares of capital stock or equity interests of each Mid Penn Subsidiary free and clear of all Liens.

(c) To Mid Penn’s Knowledge, except as set forth on Mid Penn Disclosure Schedule 5.2(c) or as disclosed in the Mid Penn SEC Reports, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of five percent (5%) or more of the outstanding shares of Mid Penn Common Stock.

5.3. Authority; No Violation.

(a) Mid Penn has full corporate power and authority to execute and deliver this Agreement and, subject (i) to receipt of the Regulatory Approvals and (ii) the approval by Mid Penn’s shareholders of the issuance of the Mid Penn Common Stock to be issued in the Merger pursuant to Nasdaq Listing Rules (the “Mid Penn Shareholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Mid Penn and the consummation by Mid Penn of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Mid Penn, and no other corporate proceedings on the part of Mid Penn, except for the Mid Penn Shareholder Approval, the execution and delivery of the Bank Plan of Merger by Mid Penn Bank and the consent of the sole shareholder of Mid Penn Bank, are necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Mid Penn and, subject to the receipt of the Regulatory Approvals the Mid Penn Shareholder Approval and due and valid execution and delivery of this Agreement by William Penn, constitutes the valid and binding obligation of Mid Penn, enforceable against Mid Penn in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals, the Mid Penn Shareholder Approval and William Penn’s and Mid Penn’s compliance with any conditions contained herein, (i) the execution and delivery of this Agreement by Mid Penn, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Mid Penn with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Mid Penn or any similar governing documents of any of Mid Penn’s Subsidiaries, including Mid Penn Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Mid Penn or any Mid Penn Subsidiary or any of their respective properties or assets, or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Mid Penn or any Mid Penn Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.4. Consents.

Except for the Regulatory Approvals, the Mid Penn Shareholder Approval and consents, approvals, filings and registrations from or with the SEC, Nasdaq and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are or will be necessary, and no consents or approvals of any third parties are or will be necessary, in connection with (a) the execution and delivery of this Agreement by Mid Penn or the Bank Plan of Merger by Mid Penn Bank and (b) the completion by Mid Penn of the transactions contemplated hereby or by Mid Penn Bank of the Bank Merger. Mid Penn (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Mid Penn or Mid Penn Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all Regulatory Approvals or any other approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.5. Financial Statements; Undisclosed Liabilities.

(a) Mid Penn has previously made available, or will make available, to William Penn the Mid Penn Regulatory Reports. The Mid Penn Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present or will fairly present in all material respects the financial position, results of operations and changes in shareholders’ equity of Mid Penn as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) Mid Penn has previously made available, or will make available, to William Penn the Mid Penn Financial Statements. The Mid Penn Financial Statements have been or will be prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Mid Penn and the Mid Penn Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of any unaudited statements to normal recurring audit adjustments.

(c) At the date of each balance sheet included in the Mid Penn Financial Statements, neither Mid Penn nor Mid Penn Bank has had or will have any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Mid Penn Financial Statements or Mid Penn Regulatory Reports or in the footnotes thereto that are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of any unaudited statements to normal, recurring audit adjustments and, in the case of Mid Penn Regulatory Reports, the absence of footnotes.

(d) The records, systems, controls, data and information of Mid Penn and the Mid Penn Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Mid Penn or any Mid Penn Subsidiary (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect. Mid Penn (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Mid Penn, including its consolidated Mid Penn Subsidiaries, is made known to the chief executive officer and the chief financial officer of Mid Penn by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Mid Penn’s outside auditors and the audit committee of Mid Penn’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Mid Penn’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Mid Penn’s internal controls over financial reporting. These disclosures (if any) were made in writing by management to Mid Penn’s auditors and audit committee and a copy has previously been made available to William Penn.

(e) Since December 31, 2021, (i) neither Mid Penn nor any of the Mid Penn Subsidiaries nor, to the Knowledge of Mid Penn, any director, officer, employee, auditor, accountant or representative of Mid Penn or any Mid Penn Subsidiary has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Mid Penn or any Mid Penn Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Mid Penn or any Mid Penn Subsidiary has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Mid Penn or any Mid Penn Subsidiary, whether or not employed by Mid Penn or any Mid Penn Subsidiary, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Mid Penn or any of its officers, directors, employees or agents to the Board of Directors of Mid Penn or any committee thereof or to any director or officer of Mid Penn.

5.6. Taxes.

(a) All income and other material or material in the aggregate Tax Returns required to have been filed by Mid Penn and any of the Mid Penn Subsidiaries have been, or will be, duly and timely filed (taking into account extensions of time to file), and each such Tax Return is, or will be, true, correct and complete in all material respects. All income and other material Taxes due and payable by Mid Penn and any of the Mid Penn Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b) There is no action, audit, dispute or claim now pending or proposed or threatened in writing against Mid Penn or any of the Mid Penn Subsidiaries in respect of Taxes. Except as set forth on Mid Penn Disclosure Schedule 5.6(b), neither Mid Penn nor any of the Mid Penn Subsidiaries is the beneficiary of any extension of time within which to file any income or other material Tax Return which Tax Return has not been filed. No written claim has been made by a Taxing Authority in the last five (5) years in a jurisdiction where Mid Penn or any of the Mid Penn Subsidiaries did not file Tax Returns that it is or may be subject to taxation in that jurisdiction. There are no Liens on any of the assets of Mid Penn with respect to Taxes other than for Taxes not yet due and payable.

(c) Mid Penn and any of the Mid Penn Subsidiaries has withheld and timely paid all material Taxes required to have been withheld and paid in connection with amounts paid and has complied with all information reporting and backup withholding requirements in all material respects.

(d) Mid Penn Disclosure Schedule 5.6(d) lists all Tax Returns filed by Mid Penn or the Mid Penn Subsidiaries for taxable periods ended on or after June 30, 2016 that have been or are currently the subject of audit. Except as set forth on Mid Penn Disclosure Schedule 5.6(d), neither Mid Penn nor any of the Mid Penn Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of Mid Penn are pending with respect to Mid Penn or any of the Mid Penn Subsidiaries. Neither Mid Penn nor any of the Mid Penn Subsidiaries has not received from any foreign, federal, state, or local Taxing Authority (including jurisdictions where Mid Penn has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Mid Penn or any of the Mid Penn Subsidiaries.

(f) Mid Penn is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither Mid Penn nor any of the Mid Penn Subsidiaries has been a member of a Relevant Group other than a Relevant Group of which Mid Penn is the parent.

(g) Neither Mid Penn nor any of the Mid Penn Subsidiaries has agreed to, or is required to, make any adjustment under Section 481(a) of the Code. Neither Mid Penn nor any of the Mid Penn Subsidiaries has been a “distributing corporation” or a “controlled corporation” with respect to a transaction described in Section 355 of the Code within the five (5) year period ending as of the date of this Agreement. Neither Mid Penn nor any of the Mid Penn Subsidiaries is subject to a private ruling from or agreement with any Taxing Authority. Mid Penn has disclosed on its federal income Tax Returns all positions taken in those Tax Returns that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Except as set forth on Mid Penn Disclosure Schedule 5.6(g), neither Mid Penn nor any of the Mid Penn Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(h) Except as set forth on Mid Penn Disclosure Schedule 5.6(h), neither Mid Penn nor any of the Mid Penn Subsidiaries is a party to an agreement the principal purpose of which is Tax allocation or sharing. Neither Mid Penn nor any of the Mid Penn Subsidiaries is liable for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), other than as a result of being a member of a Relevant Group of which Mid Penn is the parent, or as a transferee or successor, by contract or otherwise.

(i) Neither Mid Penn nor any of the Mid Penn Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of such taxable period) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Tax law) or (iv) cancellation of indebtedness arising on or prior to the Closing Date.

5.7. No Material Adverse Effect.

Mid Penn has not suffered any Material Adverse Effect since December 31, 2023, and no event has occurred or circumstance arisen since that date that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Mid Penn.

5.8. No Default under Material Contracts.

Neither Mid Penn nor any Mid Penn Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.9. Ownership of Property; Insurance Coverage.

(a) Mid Penn and each Mid Penn Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Mid Penn or any Mid Penn Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Mid Penn Regulatory Reports and in the Mid Penn Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Mid Penn Subsidiary acting in a fiduciary capacity, (ii) statutory Liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary Liens affecting real property which do not materially adversely affect the value or use of such real property, and (iv) those described and reflected in the Mid Penn Financial Statements. Such securities are valued on the books of Mid Penn and each of the Mid Penn Subsidiaries in accordance with GAAP. Mid Penn and the Mid Penn Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Mid Penn and Mid Penn Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither Mid Penn nor any Mid Penn Subsidiary is in default in any material respect under any lease for any real or personal property to which either Mid Penn or any Mid Penn Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Mid Penn.

(b) With respect to all agreements pursuant to which Mid Penn or any Mid Penn Subsidiary has purchased securities subject to an agreement to resell, if any, Mid Penn or such Mid Penn Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. Mid Penn and each of the Mid Penn Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Mid Penn and each such Mid Penn Subsidiary believes are prudent and reasonable in the context of such businesses.

(c) Mid Penn and each Mid Penn Subsidiary currently maintain insurance considered by Mid Penn to be reasonable for their respective operations in accordance with industry practice. There are presently no material claims pending under such policies of insurance and no notices have been given by Mid Penn or any Mid Penn Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Mid Penn and each Mid Penn Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

5.10. Legal Proceedings.

Neither Mid Penn nor any Mid Penn Subsidiary is a party to any, and there are no pending or, to the Knowledge of Mid Penn, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against Mid Penn or any Mid Penn Subsidiary, (b) to which Mid Penn or any Mid Penn Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Mid Penn or Mid Penn Bank to perform under this Agreement in any material respect.

5.11. Compliance With Applicable Law.

(a) Each of Mid Penn and each Mid Penn Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, Title VII of the Civil Rights Act of 1964, as amended, the Americans With Disabilities Act of 1990, as amended, the Rehabilitation Act of 1973, as amended, the Family and Medical Leave Act of 1993, as amended, the Genetic Information Non-Discrimination Act of 2008, and all similar federal, state or local laws and/or ordinances, including without limitation, the Pennsylvania Human Relations Act, as amended, and any other non-discrimination and fair employment practices laws of any state and/or locality in which a Mid Penn or Mid Penn Subsidiary employee works, worked, resides, or resided, all as amended, ERISA, the Affordable Care Act, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the Worker Adjustment and Retraining Notification Act, as amended, and neither Mid Penn nor any Mid Penn Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Mid Penn. The Board of Directors of Mid Penn Bank has adopted and Mid Penn Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Mid Penn and each Mid Penn Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licenses, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Mid Penn; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and to the Knowledge of Mid Penn, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c) Since January 1, 2020, neither Mid Penn nor any Mid Penn Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Mid Penn or any Mid Penn Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to Mid Penn or any Mid Penn Subsidiary; (iii) requiring or threatening to require Mid Penn or any Mid Penn Subsidiary, or indicating that Mid Penn or any Mid Penn Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Mid Penn or any Mid Penn Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Mid Penn or any Mid Penn Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Mid Penn Regulatory Agreement”). Neither Mid Penn nor any Mid Penn Subsidiary has consented to or entered into any Mid Penn Regulatory Agreement that is currently in effect or that was in effect since January 1, 2020. The most recent regulatory rating given to Mid Penn Bank as to compliance with the CRA is satisfactory or better.

(d) Each of Mid Penn and Mid Penn Bank are “well capitalized” within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Mid Penn nor Mid Penn Bank knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger. Neither Mid Penn nor Mid Penn Bank knows of any reason why it would not continue to be “well capitalized” under applicable capital requirements imposed by any Bank Regulator.

5.12. Employee Benefit Plans.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Mid Penn Benefit Plan that is subject to the requirements of ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Mid Penn Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and, to the Knowledge of Mid Penn, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Mid Penn, no event has occurred and no condition exists that is reasonably likely to subject Mid Penn or any Mid Penn Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate”, to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; and (iv) all contributions required to be made under the terms of any Mid Penn Benefit Plan have been timely made or, if not yet due, have been properly reflected in Mid Penn Financial Statements in accordance with GAAP. For purposes of this Section 5.12, Mid Penn Benefit Plan means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements maintained by Mid Penn or a Mid Penn Subsidiary, whether or not subject to ERISA (including any funding mechanism therefor, such plans, agreements, programs, policies and arrangements collectively referred to as “Mid Penn Benefit Plans”).

(b) Mid Penn and the Mid Penn Subsidiaries currently maintain a defined benefit pension plan within the meaning of ERISA Section 3(2). None of the Mid Penn Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Mid Penn, the Mid Penn Subsidiaries, or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(c) No Mid Penn Benefit Plan that is subject to Section 436 of the Code has an adjusted funding target attainment percentage (as such term is defined in Section 436 of the Code) that is less than, or presumed to be less than, eighty percent (80%). No Mid Penn Benefit Plan that is subject to Section 430 of the Code is considered at-risk (as such term is defined in Section 430 of the Code). No accumulated funding deficiency (as such term is defined in Section 412 of the Code) has been incurred with respect to any Mid Penn Benefit Plan subject to Section 412 of the Code, whether or not waived.

(d) With respect to any Mid Penn Benefit Plan, the assets of any trust under such Mid Penn Benefit Plan, Mid Penn Benefit Plan sponsor, Mid Penn Benefit Plan fiduciary or Mid Penn Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Mid Penn, threatened and (ii) to the Knowledge of Mid Penn, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(e) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Mid Penn Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code. No outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code.

(f) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Mid Penn or any Mid Penn Subsidiary with respect to any ongoing, frozen, or terminated Mid Penn Benefit Plan.

(g) No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any Mid Penn Benefit Plan within the past twelve (12) months.

5.13. Environmental Matters.

(a) To the Knowledge of Mid Penn, neither (i) the conduct nor operation of the business of Mid Penn or any Mid Penn Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Mid Penn or any Mid Penn Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Mid Penn or any Mid Penn Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Mid Penn or any Mid Penn Subsidiary by reason of any Environmental Laws. Neither Mid Penn nor any Mid Penn Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Mid Penn or any Mid Penn Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Mid Penn or any Mid Penn Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Mid Penn or any Mid Penn Subsidiary; and

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Mid Penn’s Knowledge, threatened, before any court, Governmental Entity or other forum against Mid Penn or any Mid Penn Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Mid Penn or any Mid Penn Subsidiary.

5.14. Brokers, Finders and Financial Advisors.

Neither Mid Penn nor any Mid Penn Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement except for the retention of Stephens Inc. and Keefe, Bruyette & Woods, Inc. and the fees payable pursuant thereto.

5.15. Loan Matters.

The allowance for credit losses reflected in Mid Penn’s audited consolidated balance sheet at December 31, 2023 was, and the allowance for credit losses shown on Mid Penn’s balance sheets for periods ending after December 31, 2023, was, or will be, adequate, as of the date thereof, under GAAP.

5.16. No William Penn Capital Stock.

Neither Mid Penn nor any Mid Penn Subsidiary beneficially owns, directly or indirectly, any shares of William Penn Common Stock, or any options, warrants or other rights to acquire any William Penn Common Stock, except pursuant to the Merger as contemplated in this Agreement.

5.17. SEC Reports.

Mid Penn has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since December 31, 2023 (the “Mid Penn SEC Reports”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Mid Penn SEC Reports complied as to form in all material respects with the applicable requirements of the Exchange Act, and the Securities Act to the extent applicable, and the rules and regulations of the SEC thereunder, applicable to such Mid Penn SEC Reports. None of the Mid Penn SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Mid Penn Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Mid Penn has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

5.18. Required Vote.

Pursuant to Nasdaq Listing Rules, Mid Penn shareholders must approve the issuance of the shares of Mid Penn Common Stock in connection with the Merger. In accordance with the PBCL, Mid Penn’s articles of incorporation and bylaws and Nasdaq Listing Rules, the affirmative vote of the holders of at least a majority of votes cast at the Mid Penn Shareholders’ Meeting is necessary to approve the issuance of the shares of Mid Penn Common Stock in connection with the Merger. This Agreement and the Merger have been unanimously approved by the members of the Mid Penn Board of Directors.

5.19. Registration Obligations.

Except for the shares of Mid Penn Common Stock to be issued under Article III of this Agreement, neither Mid Penn nor any Mid Penn Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

5.20. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Mid Penn’s own account, or for the account of one or more of the Mid Penn Subsidiaries or their customers, were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Mid Penn or any Mid Penn Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Mid Penn nor any Mid Penn Subsidiary, nor to the Knowledge of Mid Penn any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.21. Fairness Opinion.

Prior to the execution of this Agreement, the board of directors of Mid Penn has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Mid Penn. Such opinion has not been amended or rescinded as of the date of this Agreement.

5.22. Fiduciary Accounts.

Mid Penn Bank and each Mid Penn Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulators. Neither Mid Penn Bank nor any other Mid Penn Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

5.23. Mid Penn Information Supplied.

The information relating to Mid Penn and any Mid Penn Subsidiary to be contained in the Proxy Statement - Prospectus and/or Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith (other than the information provided by William Penn specifically for inclusion), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.24. Reorganization.

Mid Penn has not taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.25. No Financing.

Mid Penn has, or will have available to it prior to the Closing, all funds necessary to satisfy all of its obligations hereunder.

5.26. Intellectual Property.

Mid Penn and each Mid Penn Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Mid Penn’s or each of the Mid Penn Subsidiaries’ business, and neither Mid Penn nor any Mid Penn Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Mid Penn and each Mid Penn Subsidiary has performed all material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Mid Penn’s Knowledge, the conduct of the business of Mid Penn and each Mid Penn Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

5.27. Labor Matters.

There are no labor or collective bargaining agreements to which Mid Penn or any Mid Penn Subsidiary is a party. To the Knowledge of Mid Penn, there is no activity involving Mid Penn or any Mid Penn Subsidiary seeking to certify a collective bargaining unit involving any of their employees. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or threatened against Mid Penn or any Mid Penn Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Mid Penn, threatened against Mid Penn or any Mid Penn Subsidiary (other than routine employee grievances that are not related to union employees). Mid Penn and each Mid Penn Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

5.28. Takeover Laws.

The adoption and approval by the board of directors of Mid Penn of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render inapplicable to this Agreement, the Merger and such other transactions, the provisions of any potentially applicable “anti-takeover”, “control share”, “fair price”, “moratorium”, “interested shareholder” or similar anti-takeover statutes or regulations applicable to Mid Penn in connection with the execution, delivery or performance of this Agreement.

5.29. Quality of Representations.

The representations made by Mid Penn in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

5.30. No Other Representations or Warranties.

(a) Except for the representations and warranties made by Mid Penn in this Article V, neither Mid Penn nor any other Person makes any express or implied representation or warranty with respect to Mid Penn, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or with respect to any oral or written information presented to William Penn or any of its affiliates or representatives in the course of their due diligence investigation of Mid Penn, the negotiation of this Agreement or otherwise in the course of the transaction contemplated hereby, and Mid Penn hereby disclaims any such other representations or warranties.

(b) Notwithstanding anything contained in this Agreement to the contrary, Mid Penn acknowledges and agrees that neither William Penn nor any other Person has made or is making any representations or warranties relating to William Penn whatsoever, express or implied, beyond those expressly given by William Penn in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding William Penn furnished or made available to Mid Penn or any of its representatives.

ARTICLE VI

COVENANTS OF WILLIAM PENN

6.1. Conduct of Business.

(a) Affirmative Covenants. From the date of this Agreement to the Effective Time or earlier termination of this Agreement, except with the written consent of Mid Penn, which consent shall not be unreasonably withheld, conditioned or delayed, or as expressly contemplated by this Agreement (including as set forth in the William Penn Disclosure Schedules), William Penn will, and will cause each William Penn Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business in all material respects, (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect or delay the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect or delay its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. William Penn agrees that from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth on William Penn Disclosure Schedule 6.1(b) (it being understood that any disclosures made with respect to a subsection of this Section 6.1(b) shall be deemed to qualify (a) any other subsection of this Section 6.1(b) specifically referenced or cross-referenced, and (b) any other subsection of this Section 6.1(b) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)), (iii) consented to by Mid Penn in writing in advance, and, except with respect to paragraphs (1), (2), (7), (8) and (13) of this Section 6.1(b), which consent shall not be unreasonably withheld, conditioned or delayed, or (iv) required by law or by any Bank Regulator, William Penn will not, and it will cause each of the William Penn Subsidiaries not to:

(1) change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

(2) change the number of authorized or issued shares of its capital stock, issue any shares of William Penn capital stock, including any shares that are held as Treasury Stock as of the date of this Agreement, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that William Penn may (A) issue shares of William Penn Common Stock upon the exercise of stock options outstanding prior to the date of this Agreement and listed on William Penn Disclosure Schedule 6.1(b)(2) and (B) declare and pay quarterly cash dividends of no more than $0.03 per share of William Penn Common Stock;

(3) enter into, amend in any material respect or terminate any William Penn Material Contract (including without limitation any settlement agreement with respect to litigation), except in the ordinary course of business or as required by law;

(4) make application for the opening or closing of any, or open, close or sell any, branch, automated banking facility or administrative office;

(5) grant or agree to pay any bonus, severance or termination payment to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof or as required under applicable law, the terms of this Agreement or the terms of any William Penn Benefit Plan in effect on the date hereof, or as agreed to by the parties and set forth on William Penn Disclosure Schedule 4.8(a), William Penn Disclosure Schedule 4.8(d), and/or William Penn Disclosure Schedule 4.12, (ii) for pay increases in the ordinary course of business consistent with past practice to employees, and (iii) as required by statute, regulations or regulatory guidance. William Penn shall not hire or promote any employee to a rank having a title of senior vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of One Hundred Thousand Dollars ($100,000) except as set forth on

William Penn Disclosure Schedule 6.1(b)(5), provided that, in any event, William Penn shall not enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement in connection with any such hiring or promotion, and provided, further, that William Penn may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(6) terminate any employee having a title of vice president or above without providing Mid Penn forty-eight (48) hours notice following such termination;

(7) except as otherwise expressly permitted or required under this Agreement, enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice; or take any action the effect of which is to accelerate the vesting or lapse of restrictions on any William Penn Options or William Penn Restricted Stock;

(8) merge or consolidate William Penn or any William Penn Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of William Penn or any William Penn Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between William Penn, or any William Penn Subsidiary and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; or voluntarily revoke or surrender by any William Penn Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(9) sell or otherwise dispose of the capital stock of William Penn or any William Penn Subsidiary or sell or otherwise dispose of any asset of William Penn or of any William Penn Subsidiary other than in the ordinary course of business consistent with past practice, except for transactions with the FHLB and Atlantic Community Bankers Bank; subject any asset of William Penn or any William Penn Subsidiary to a Lien (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers), unless such Lien is subject to a stay or appeal proceeding, other than in the ordinary course of business consistent with past practice; or incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(10) voluntarily take any action that would result in any of the representations and warranties of William Penn or William Penn Bank set forth in this Agreement becoming untrue in any material respect as of any date after the date hereof or any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law or any Bank Regulator;

(11) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) any Bank Regulator responsible for regulating William Penn or William Penn Bank, or William Penn’s independent accounting firm;

(12) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness with an annual value of One Million Dollars ($1,000,000) or greater to which William Penn or any William Penn Subsidiary is a party;

(13) purchase any securities, including equity or debt securities, except in accordance with past practice pursuant to its investment securities portfolio policies approved by the William Penn Board of Directors and in effect on the date hereof; provided that any such individual purchase shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000) per trade, provided, further, that all such purchases shall not exceed Two Million Five Hundred Thousand Dollars ($2,500,000) in the aggregate and, provided, further, that no individual security purchased shall have a maturity date greater than two (2) years;

(14) except for the issuance of shares of William Penn Common Stock upon the exercise of stock options outstanding prior to the date of this Agreement and listed on William Penn Disclosure Schedule 6.1(b)(2), issue or sell any equity or debt securities of William Penn or any William Penn Subsidiary;

(15) make or acquire any loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan other credit facility commitment, or amend or modify in any material respect any loan or other credit facility commitment (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by William Penn), except (i) in accordance with past practice pursuant to policies approved by the William Penn Board of Directors and in effect on the date hereof, and (ii) with respect to each such loan or other commitment for any new borrower, the aggregate borrowings from William Penn of such relationship does not exceed Five Hundred Thousand Dollars ($500,000.00) and for any existing borrower such aggregate amount of the increase does not exceed One Million Dollars ($1,000,000.00). For any proposed extension of credit for which William Penn shall seek the prior consent of Mid Penn, William Penn shall send the credit write-up for the proposed credit to Mid Penn’s Chief Financial Officer at justin.webb@midpennbank.com and if Mid Penn does not (i) object in writing to the proposed credit or (ii) request reasonable additional information on the proposed credit, within three (3) Business Days of receipt of the credit write-up, Mid Penn shall be deemed to have consented to the origination of such credit. If William Penn sends additional information on the proposed credit to Mid Penn, and Mid Penn does not (i) request any further additional information on the proposed credit or (ii) object in writing to the proposed credit, within three (3) Business Days of receipt of the initial additional information, Mid Penn shall be deemed to have consented to the origination of such credit;

(16) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(17) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest other than in the ordinary course of business consistent with past practice;

(18) except for the execution of this Agreement, and actions taken or that will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement other than wages and bonuses accrued in the ordinary course of business;

(19) enter into any new line of business;

(20) make any material change in policies in existence on the date of this Agreement with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations, GAAP or by a Bank Regulator;

(21) except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any William Penn Benefit Plan;

(22) except as set forth on William Penn Disclosure Schedule 6.1(b)(22), make any capital expenditures in excess of Twenty-Five Thousand Dollars ($25,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate, other than pursuant to binding commitments existing on the date hereof or other than expenditures necessary to maintain existing assets in good repair;

(23) purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(24) undertake, renew, extend or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business involving (i) a payment by William Penn or William Penn Bank of more than Twenty-Five Thousand Dollars ($25,000) annually, (ii) containing any financial commitment extending beyond twenty-four (24) months from the date hereof, or (iii) any Affiliate of William Penn or William Penn Bank; provided that the aggregate payments under clauses (i) and (ii) shall not exceed Fifty Thousand Dollars ($50,000);

(25) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of Twenty-Five Thousand Dollars ($25,000) individually or Fifty Thousand Dollars ($50,000) in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, provided that William Penn may not charge-off through settlement, compromise or discharge more than Fifty Thousand Dollars ($50,000) of the outstanding principal balance of any loan that is ninety (90) or more days contractually past due without first discussing the decision with Mid Penn;

(26) foreclose upon or take a deed or title to any commercial real estate (which, for clarification, shall not include any real property used for residential purposes which secures a commercial loan) without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Materials of Environmental Concern;

(27) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(28) issue any broadly distributed communication to employees (including general communications relating to benefits and compensation) relating to post-Closing employment, benefit or compensation information without the prior consent of Mid Penn (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers regarding the Merger without the prior approval of Mid Penn (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(29) agree to do any of the foregoing.

6.2. Financial and Other Statements.

(a) Promptly upon receipt thereof, William Penn will furnish to Mid Penn copies of each annual, interim or special audit of the books of William Penn and the William Penn Subsidiaries made by its independent auditors and copies of all internal control reports submitted to William Penn by such auditors in connection with each annual, interim or special audit of the books of William Penn and the William Penn Subsidiaries made by such auditors.

(b) William Penn will furnish to Mid Penn copies of all documents, statements and reports as it or any William Penn Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Promptly after approval thereof by its board of directors, but in no event later than thirty (30) days after the end of each month, William Penn will deliver to Mid Penn a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) William Penn will advise Mid Penn promptly of the receipt of any written examination report of any Bank Regulator with respect to the condition or activities of William Penn or any of the William Penn Subsidiaries, but nothing provided for herein shall require William Penn to disclose confidential supervisory information or to provide copies of such reports to Mid Penn to the extent such disclosure is legally prohibited.

(d) With reasonable promptness, William Penn will furnish to Mid Penn such additional financial data that William Penn possesses and as Mid Penn may reasonably request, including without limitation, detailed monthly financial statements, loan reports and William Penn Regulatory Reports.

6.3. Maintenance of Insurance.

William Penn shall maintain, and cause each William Penn Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

6.4. Disclosure Supplements.

From time to time prior to the Effective Time, William Penn will promptly supplement or amend the William Penn Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such William Penn Disclosure Schedule or that is necessary to correct any information in such William Penn Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such William Penn Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.5. Consents and Approvals of Third Parties.

William Penn shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.6. Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, William Penn agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to William Penn.

6.7. Failure to Fulfill Conditions.

In the event that William Penn determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Mid Penn.

6.8. No Other Bids and Related Matters.

(a) From and after the date hereof until the termination of this Agreement, except as otherwise expressly permitted in this Agreement, William Penn shall not, and shall not authorize, permit or cause any William Penn Subsidiary, and shall use its reasonable best efforts to cause its and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, Affiliates and other agents (collectively, the “William Penn Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to a William Penn Acquisition Proposal; (ii) respond to any inquiry relating to a William Penn Acquisition Proposal or a William Penn Acquisition Transaction (except to notify a Person that has made a William Penn Acquisition Proposal of the existence of the provisions of this Section 6.8); (iii) recommend or endorse a William Penn Acquisition Transaction; (iv) participate in any discussions or negotiations regarding any William Penn Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Mid Penn) any confidential or nonpublic information or data with respect to William Penn or any William Penn Subsidiary or otherwise relating to a William Penn Acquisition Proposal; (v) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which William Penn is a party; or (vi) enter into any agreement, agreement in principle or letter of intent with respect to any William Penn Acquisition Proposal or approve or resolve to approve any William Penn Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to a William Penn Acquisition Proposal. Any violation of the foregoing restrictions by William Penn or any William Penn Representative, whether or not such William Penn Representative is so authorized and whether or not such William Penn Representative is purporting to act on behalf of William Penn or otherwise, shall be deemed to be a breach of this Agreement by William Penn. William Penn and each William Penn Subsidiary shall, and shall cause each of the William Penn Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential William Penn Acquisition Proposal. William Penn shall notify Mid Penn immediately if any such discussion or negotiations are sought to be initiated with William Penn by any Person other than Mid Penn or if any such requests for information, inquiries, proposals or communications are received from any Person other than Mid Penn.

For purposes of this Agreement, “William Penn Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Mid Penn), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a William Penn Acquisition Transaction. For purposes of this Agreement, “William Penn Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving William Penn or any William Penn Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of William Penn or any William Penn Subsidiary representing, in the aggregate, twenty-five percent (25%) or more of the assets of William Penn and each William Penn Subsidiary on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of William Penn or any William Penn Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of William Penn or any William Penn Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.8(a), the William Penn Board of Directors shall be permitted to engage in discussions or negotiations with any Person that makes an Acquisition Proposal if, but only if, (i) William Penn has received a bona fide unsolicited written William Penn Acquisition Proposal that did not result from a breach of this Section 6.8; (ii) the William Penn Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such William Penn Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below); (iii) at least two (2) Business Days prior to furnishing any non-public information to, or entering into discussions with, such Person, William Penn gives Mid Penn written notice of the identity of such Person and of William Penn’s intention to furnish nonpublic information to, or enter into discussions with, such Person and (iv) prior to furnishing or affording access to any confidential or nonpublic information or data with respect to William Penn or any of the William Penn Subsidiaries or otherwise relating to a William Penn Acquisition Proposal, William Penn receives from such Person a confidentiality agreement with terms no less favorable to Mid Penn than those contained in the Confidentiality Agreement (other than the public knowledge of the proposed terms of the Merger) and provides a copy of the same to Mid Penn. William Penn shall promptly provide to Mid Penn any non-public information regarding William Penn or any William Penn Subsidiary provided to any other Person that was not previously provided to Mid Penn, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a William Penn Acquisition Transaction on terms that the William Penn Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of its outside legal counsel and, with respect to financial matters, its financial advisor (i) would, if consummated, result in the acquisition of greater than fifty percent (50%), of the issued and outstanding shares of William Penn Common Stock or all, or substantially all, of the assets of William Penn and the William Penn Subsidiaries on a consolidated basis; (ii) would result in a transaction that involves consideration to the holders of the shares of William Penn Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to William Penn’s shareholders pursuant to this Agreement (taking into account all factors relating to such proposed transaction deemed relevant by William Penn’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Mid Penn in response to such Acquisition Proposal); and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) William Penn shall promptly (and in any event within two (2) calendar days) notify Mid Penn in writing of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege, or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). William Penn agrees that it shall keep Mid Penn informed, on a current basis, of the status and terms of any such Acquisition Proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Subject to Section 6.8(e), neither the William Penn Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Mid Penn in connection with the transactions contemplated by this Agreement (including the Merger), the William Penn Recommendation, or make any statement, filing or release, in connection with the William Penn Shareholders’ Meeting or otherwise, inconsistent with the William Penn Recommendation (it being understood that taking a neutral position or no position with respect to a William Penn Acquisition Proposal shall be considered an adverse modification of the William Penn Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any William Penn Acquisition Proposal; or (iii) enter into (or cause William Penn or any William Penn Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any William Penn Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.8(b)) or (B) requiring William Penn to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.8(d) above, prior to the William Penn Shareholders’ Meeting, the William Penn Board of Directors may approve or recommend to the shareholders of William Penn a Superior Proposal and withdraw, qualify or modify the William Penn Recommendation in connection therewith or take any of the other actions otherwise prohibited by Section 6.8(d) (a “William Penn Subsequent Determination”) after the fifth (5th) Business Day following the receipt by Mid Penn of a notice (the “Notice of Superior Proposal”) from William Penn advising Mid Penn that the William Penn Board of Directors has decided that a bona fide unsolicited written William Penn Acquisition Proposal that it received (that did not result from a breach of this Section 6.8) constitutes a Superior Proposal (it being understood that William Penn shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that William Penn proposes to accept and the subsequent notice period shall be two (2) Business Days) if, but only if, (i) the William Penn Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to William Penn’s shareholders under applicable law and (ii) at the end of such five (5) Business Day period (or two (2) Business Day period for a revised Superior Proposal), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Mid Penn since its receipt of such Notice of Superior Proposal (provided, however, that Mid Penn shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the William Penn Board of Directors has again in good faith made the determination (A) in clause (i) of this Section 6.8(e) and (B) that such William Penn Acquisition Proposal constitutes a Superior Proposal.

(f) Nothing contained in this Section 6.8 or elsewhere in this Agreement shall prohibit William Penn or the William Penn Board of Directors from complying with William Penn’s obligations under Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the shareholders of William Penn; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.9. Reserves and Merger-Related Costs.

William Penn agrees to consult with Mid Penn with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Mid Penn and William Penn shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Mid Penn shall reasonably request and which are consistent with GAAP and regulatory accounting principles, provided that no such actions need be effected until immediately prior to the Effective Time and Mid Penn shall have irrevocably certified to William Penn that all conditions set forth in Article IX to the obligation of Mid Penn to consummate the transactions contemplated hereby have been satisfied or, where legally permissible, waived.

6.10. Board of Directors and Committee Meetings.

William Penn shall provide or make available to Mid Penn (a) any William Penn or William Penn Subsidiary board or board committee package, including the agenda and any draft minutes (other than minutes that discuss any of the transactions contemplated by this Agreement or other subject matter William Penn reasonably determines should be kept confidential), promptly following the time at which it makes a copy of such package available to the board of directors of William Penn or such William Penn Subsidiary or any committee thereof, and (b) the minutes (including supporting documentation and schedules, but other than minutes that discuss any of the transactions contemplated by this Agreement or other subject matter William Penn reasonably believes should be kept confidential) of any meeting of the board of directors or any Subsidiary, or any committee thereof, or any senior management committee (including, but not limited to, the loan committee of William Penn Bank) and (c) following the receipt of all required Regulatory Approvals to consummate the transactions described herein, permit Mid Penn’s President and Chief Executive Officer to attend in person or telephonically (to the extent practicable), solely as an observer, any meeting of the board of directors of William Penn or any William Penn Subsidiary or the executive or loan committees thereof, except, in each case, to the extent exclusion (x) may be required for the board of directors to exercise its fiduciary duties under Maryland law or applicable law, (y) may be required by applicable Bank Regulators, or (z) may be required to protect attorney-client privilege. Minutes of meetings deliverable to Mid Penn pursuant to this Section 6.10 shall be delivered within fifteen (15) days after the meeting of such board or committee to which such minutes relate, except that with respect to any meeting held within fifteen (15) days of the Effective Time, such minutes shall be provided prior to the Effective Time.

6.11. Affiliate Letters.

Concurrently with the execution of this Agreement, (i) William Penn shall deliver to Mid Penn the William Penn Affiliate Letters and (ii) Mid Penn shall deliver to William Penn the Mid Penn Affiliate Letters.

6.12. Proxy Solicitor.

William Penn shall, if requested in writing by Mid Penn, retain a proxy solicitor in connection with the solicitation of William Penn shareholder approval of this Agreement.

6.13. Approval of Bank Plan of Merger.

William Penn shall take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of William Penn Bank and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by William Penn Bank in accordance with applicable laws and regulations and no later than after completion of the Merger on the Effective Time.

6.14. Compliance with Section 409A.

Prior to the Effective Time, and to the extent any such William Penn Benefit Plans are eligible for correction or amendment, William Penn or a William Penn Subsidiary shall take any and all actions necessary, pursuant to the IRS guidance under Notice 2008-113, Notice 2010-6, Notice 2010-80 or similar pronouncements, to ensure that each William Penn Benefit Plan that is deemed to constitute a nonqualified deferred compensation plan subject to Section 409A of the Code is in operational and documentary compliance with Section 409A of the Code as of the

Effective Time. To the extent that William Penn or a William Penn Subsidiary has identified any potential failure of a nonqualified deferred compensation plan to comply with Section 409A of the Code, William Penn will provide to Mid Penn: (a) notice regarding any such potential failure, (b) documentation regarding any such required correction prior to such correction, and (c) evidence such correction has been completed, including evidence that William Penn or the William Penn Subsidiary and any affected individual has satisfied or will satisfy the reporting requirements, as applicable.

6.15. William Penn ESOP.

The William Penn ESOP shall be terminated immediately prior to the Effective Time (the “ESOP Termination Date”). On the ESOP Termination Date, William Penn shall direct the William Penn ESOP trustee(s) to remit to William Penn a sufficient number of shares of William Penn Common Stock held by the ESOP’s unallocated suspense account to William Penn to repay the full outstanding balance of the loan between the William Penn ESOP and William Penn (the “William Penn ESOP Loan”) (and with such William Penn Common Stock valued on the ESOP Termination Date) and, if after remitting such shares there remains any unpaid amount under the William Penn ESOP Loan, such unpaid amount, including any unpaid but accrued interest, shall be forgiven by William Penn at the Effective Time. All remaining shares of William Penn Common Stock held by the William Penn ESOP as of the Effective Time shall be converted into the right to receive the Merger Consideration. Within thirty (30) days following the date of this Agreement, William Penn shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the William Penn ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the William Penn ESOP upon its termination, the account balances in the William Penn ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. William Penn shall adopt the necessary amendment(s) and board resolution(s) to effect the provisions of this Section 6.15.

ARTICLE VII

COVENANTS OF MID PENN

7.1. Conduct of Business.

(a) Affirmative Covenants. From the date of this Agreement to the Effective Time or earlier termination of this Agreement, except with the written consent of William Penn (which shall not be unreasonably withheld, conditioned or delayed) Mid Penn will, and it will cause each Mid Penn Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business, (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect or delay the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect or delay its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. Mid Penn agrees that from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Mid Penn Disclosure Schedule 7.1(b), (iii) consented to by William Penn in writing in advance, or (iv) required by law or by any Bank Regulator, Mid Penn will not, and it will cause each Mid Penn Subsidiary not to:

(1) amend its articles of incorporation or bylaws or similar governing documents of any of the Mid Penn Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of William Penn Common Stock or that would materially impede Mid Penn’s ability to consummate the transactions contemplated by this Agreement;

(2) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article IX not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable law;

(3) prior to the receipt of (i) all Regulatory Approvals and (ii) the approval of the transactions contemplated by this Agreement by the shareholders of Mid Penn and William Penn at the respective Mid Penn Shareholders’ Meeting and the William Penn Shareholders’ Meeting, publicly announce or discuss with any Bank Regulator any transaction involving the acquisition of all or any substantial portion of the equity interests, business or assets of any other Person, other than (x) acquisitions of the equity interests or assets of a nonbank entity or (y) acquisitions in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Mid Penn, or any Mid Penn Subsidiary and any other Person.

(4) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(5) agree to any of the foregoing.

7.2. Maintenance of Insurance.

Mid Penn shall maintain, and cause each Mid Penn Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

7.3. Disclosure Supplements.

From time to time prior to the Effective Time, Mid Penn will promptly supplement or amend the Mid Penn Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Mid Penn Disclosure Schedule or that is necessary to correct any information in such Mid Penn Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Mid Penn Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.4. Consents and Approvals of Third Parties.

Mid Penn shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.5. Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Mid Penn agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Mid Penn.

7.6. Failure to Fulfill Conditions.

In the event that Mid Penn determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify William Penn.

7.7. Post-Closing Governance.

On or prior to the Effective Time, Mid Penn shall take such actions as are necessary to cause the William Penn Nominee to be appointed to the board of directors of each of Mid Penn and Mid Penn Bank.

7.8. Employee Matters.

(a) After the Closing Date, the William Penn Benefit Plans may, at Mid Penn’s election and subject to the requirements of the Code and ERISA and the terms of the William Penn Benefit Plans, continue to be maintained separately, consolidated, merged, frozen or terminated.

(b) Employees of William Penn or any William Penn Subsidiary who become participants in a Mid Penn Benefit Plan shall, except with respect to any Mid Penn Excluded Benefit Plan, be given credit for service as an employee of William Penn or William Penn Bank or any predecessor thereto prior to the Effective Time for purposes of determining eligibility to participate in such plans, vesting purposes under such plans and benefit levels (but not benefit accrual) under such plans. Notwithstanding the foregoing, employees of William Penn or any William Penn Subsidiary who become eligible to participate in a Mid Penn Excluded Benefit Plan within the meaning of ERISA Section 3(2) shall be treated as new employees (without any credit for service prior to the Closing Date) for all purposes under any such Mid Penn Excluded Benefit Plan.

(c) This Agreement shall not be construed to limit the ability of Mid Penn or Mid Penn Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any benefit plan or program) as it deems appropriate.

(d) In the event of any termination of any William Penn health plan or consolidation of any William Penn health plan with any Mid Penn health plan, Mid Penn shall make available to employees of William Penn or any William Penn Subsidiary and their dependents health coverage on the same basis as it provides such coverage to Mid Penn employees. Unless an employee of William Penn or any William Penn Subsidiary affirmatively terminates coverage under a William Penn health plan prior to the time that such employee becomes eligible to participate in the Mid Penn health plan, no coverage of any of the employees of William Penn or any William Penn Subsidiary or their dependents shall terminate under any of the William Penn health plans prior to the time such employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Mid Penn and their dependents. In the event of a termination or consolidation of any William Penn health plan, terminated William Penn and William Penn Subsidiary employees and qualified beneficiaries will have the right, if applicable, to continuation coverage under group health plans of Mid Penn in accordance with COBRA and/or other applicable law. With respect to any employee of William Penn or any William Penn Subsidiary, any coverage limitation under the Mid Penn health plan due to any pre-existing condition shall be waived by the Mid Penn health plan to the degree that such condition was covered by the William Penn health plan and such condition would otherwise have been covered by the Mid Penn health plan in the absence of such coverage limitation. Mid Penn shall cause the applicable Mid Penn Benefit Plan to recognize any medical or other health expense incurred by an employee of William Penn or any William Penn Subsidiary in the plan year that includes the Closing Date for purposes of determining any applicable deductible and annual out of pocket expense thereunder.

(e) In the event (i) Mid Penn terminates the employment (other than for circumstances reasonably constituting cause) of any active employees of William Penn or William Penn Bank (other than employees of William Penn or William Penn Bank who are subject to employment, change of control or similar contracts) who were employees as of the date of this Agreement and immediately prior to the Effective Time (each such employee, a “William Penn Continuing Employee”), or (ii) such William Penn Continuing Employee is not offered or retained in substantially comparable employment, with respect to job description, responsibilities, work location (it being understood that any work location that is located within thirty-five (35) miles of the William Penn Continuing Employee’s work location as of the Closing Date shall be deemed “substantially comparable” for purposes of this Section 7.8 (e)) and pay, with Mid Penn or Mid Penn Bank, as applicable, then Mid Penn shall pay severance benefits to such employees as follows: (A) in the event employment is terminated on or prior to the date which is twelve (12) months after the Closing Date, two (2) weeks’ salary for each full year of continuous service with William Penn, with a minimum severance benefit of four (4) weeks and a maximum severance benefit of twenty-six (26) weeks; (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Mid Penn or its successor; or (C) as otherwise agreed between William Penn and Mid Penn; provided, however, that Mid Penn’s obligation to pay severance to any William Penn Continuing Employee pursuant to the foregoing shall be expressly conditioned on the receipt by Mid Penn of a release in such form and substance as deemed acceptable by Mid Penn in its sole and absolute discretion. From and after the Effective Time, Mid Penn shall permit all William Penn Continuing Employees whose employment is terminated as of the Effective Time to participate in Mid Penn’s outplacement services plan for employees of Mid Penn and Mid Penn Subsidiaries, which outplacement services shall be provided for a period of not less than six months following the termination of employment by an outplacement agency selected by Mid Penn.

(f) To the extent permitted by applicable law, William Penn shall take, or shall cause its Subsidiaries to take, all actions that may be requested by Mid Penn to cause the termination, amendment or freezing of any William Penn Benefit Plan prior to the Effective Time. To the extent that Mid Penn has not requested William Penn or its Subsidiaries to terminate, amend or freeze any William Penn Benefit Plan, Mid Penn agrees to honor, or cause one of the Mid Penn Subsidiaries to honor, in accordance with their terms, all such William Penn Benefit Plans, subject to any limitations imposed under applicable law or by any Regulatory Authority (other than tax laws); provided, however, that the foregoing shall not prevent Mid Penn or any of the Mid Penn Subsidiaries from amending or terminating any such William Penn Benefit Plans in accordance with its terms and applicable law. Notwithstanding the provisions of this Section 7.8(f), as of the Effective Time, Mid Penn shall assume and honor or cause one of its Subsidiaries to assume and honor, the William Penn Bank Deferred Compensation Plan for Directors and Advisory Directors, in accordance with its terms and the distribution election of each participant until such time as no further benefits are payable under the plan.

(g) As soon as reasonably practicable following the date of this Agreement, William Penn and Mid Penn shall cooperate and use their commercially reasonable efforts to establish an aggregate retention bonus amount and identify key employees of William Penn or Mid Penn who will be offered a retention bonus pool prior to the Effective Time upon such terms and conditions as the Chief Executive Officers of William Penn and Mid Penn shall mutually agree.

(h) If requested by Mid Penn in writing at least thirty (30) days prior to the Effective Time, William Penn shall cause any 401(k) plan sponsored or maintained by William Penn or any William Penn Subsidiary (each, a “William Penn 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Mid Penn requests that the William Penn 401(k) Plan be terminated, the William Penn Continuing Employees shall be eligible to participate effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Mid Penn or one of its Subsidiaries (each, a “Mid Penn 401(k) Plan”). William Penn and Mid Penn shall take any and all actions as may be required, including amendments to any William Penn 401(k) Plan and/or Mid Penn 401(k) Plan, to permit the William Penn Continuing Employees who are then actively employed to make eligible rollover contributions to the Mid Penn 401(k) Plan in the form of cash, in-kind benefits (if permitted by the Mid Penn 401(k) Plan), outstanding participant loans or a combination thereof.

(i) Concurrently with the execution of this Agreement, Mid Penn and/or Mid Penn Bank is entering into an employment agreement with Kenneth J. Stephon, in the form attached hereto as Mid Penn Disclosure Schedule 7.8(i), to be effective as of the Effective Time.

(j) The provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any William Penn or Mid Penn Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

7.9. Directors and Officers Indemnification and Insurance.

(a) Following the Effective Time, Mid Penn shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of William Penn or William Penn Bank (the “Indemnified Parties”) against all losses, claims, damages, fines, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Mid Penn, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with, arising out of or pertaining to any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of William Penn or a William Penn Subsidiary if such Claim pertains to acts, omissions, or any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the approval of this Agreement and the transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by William Penn under the MDGCL and under William Penn’s articles of incorporation and bylaws. Mid Penn shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by William Penn under the MDGCL and under William Penn’s articles of incorporation and bylaws, upon receipt of an undertaking to repay such advance payments if such Indemnified Party shall be adjudicated or determined to be not entitled to indemnification. Any Indemnified Party wishing to claim indemnification under this subsection upon learning of any Claim, shall notify Mid Penn (but the failure so to notify Mid Penn shall not relieve it from any liability that it may have under this subsection, except to the extent such failure materially prejudices Mid Penn) and shall deliver to Mid Penn the undertaking referred to in the previous sentence. Following the Effective Time, Mid Penn shall reasonably cooperate with the Indemnified Parties, and the Indemnified Parties shall reasonably cooperate with Mid Penn, in the defense of any such claim, action, suit, proceeding or investigation.

(b) In the event that either Mid Penn or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Mid Penn shall assume the obligations set forth in this Section 7.10.

(c) Mid Penn shall maintain, or shall cause Mid Penn Bank to maintain, in effect for six (6) years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of William Penn (provided, that Mid Penn may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time (including the approval of this Agreement and the transactions contemplated hereby); provided, however, that in no event shall Mid Penn be required to expend pursuant to this subsection more than two hundred percent (200%) of the annual cost currently expended by William Penn with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Mid Penn shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Mid Penn or William Penn, in consultation with, but only upon the consent of Mid Penn, may (and at the request of Mid Penn, William Penn shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under William Penn’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that does not exceed the Maximum Amount.

(d) The obligations of the Surviving Corporation, Mid Penn or William Penn under this Section 7.9 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Indemnified Party or any other person entitled to the benefit of this Section 7.9 without the prior written consent of the affected Indemnified Party or affected person.

(e) The obligations of Mid Penn provided under this Section 7.9 shall survive the Effective Time and are intended to be enforceable against Mid Penn directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Mid Penn.

7.10. Stock Reserve.

Mid Penn agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.11. Exchange Listing.

Prior to the Closing Date, Mid Penn will take all steps necessary to list on the Nasdaq (or such other national securities exchange on which the shares of Mid Penn Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of Mid Penn Common Stock to be issued in the Merger.

7.12. Approval of Bank Plan of Merger.

Mid Penn shall take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of Mid Penn Bank and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by Mid Penn Bank in accordance with applicable laws and regulations and no later than after completion of the Merger on the Effective Time.

7.13. Mid Penn and Mid Penn Bank Board

(a) Mid Penn Board. On the Closing Date, Kenneth J. Stephon (the “William Penn Nominee”) shall be appointed as a Class C director of Mid Penn, effective as of immediately following the Effective Time, to hold office until his successor is elected and qualified or otherwise in accordance with applicable law and Mid Penn’s articles of incorporation and bylaws; provided, however, that if the Closing Date occurs before the date of Mid Penn’s 2025 annual meeting of shareholders, then Mid Penn shall take such action as necessary or appropriate to cause the William Penn Nominee to serve through the date of Mid Penn’s 2028 annual meeting of shareholders. If the William Penn Nominee initially named shall not be eligible to serve in accordance with this Section 7.13(a), chooses not to serve or is unable to serve, then William Penn and Mid Penn shall mutually agree upon another Person to be the William Penn Nominee and the provisions of this Section 7.13(a) and Section 7.13(b) below shall apply to such successor William Penn Nominee in all respects.

(b) Mid Penn Bank Board. On the Closing Date, the William Penn Nominee, shall be appointed as a Class C director of Mid Penn Bank, effective as of immediately following the Effective Time, to hold office until his successor is elected and qualified or otherwise in accordance with applicable law and Mid Penn Bank’s articles of incorporation and bylaws; provided, however, that if the Closing Date occurs before the date of Mid Penn Bank’s 2025 annual meeting of shareholders, then Mid Penn Bank shall take such action as necessary or appropriate to cause the William Penn Nominee to serve through the date of Mid Penn Bank’s 2028 annual meeting of shareholders.

7.14. Advisory Board.

All members of the board of directors of William Penn in office as of the Effective Time, other than the William Penn Nominee, will be offered the opportunity to serve a paid three-year term, subject to such compensation as set forth on Mid Penn Disclosure Schedule Section 7.14 and such policies established by Mid Penn Bank from time to time.

7.15 William Penn Bank Community Foundation

William Penn agrees to recommend to the Board of Directors of the William Penn Bank Community Foundation (the “William Penn Foundation”) that, as of the Effective Time, the Board of Directors of the William Penn Foundation consist of (i) the current President of the William Penn Foundation and (ii) such other individuals as shall be designated by Mid Penn Bank.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1. Shareholder Meetings.

(a) Subject to Section 10.1(h) of this Agreement, William Penn will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “William Penn Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in William Penn’s reasonable judgment, necessary or desirable, and (ii), except as otherwise permitted by Section 6.8(e), have its Board of Directors unanimously recommend approval of this Agreement to the William Penn shareholders (the “William Penn Recommendation”) and otherwise support the Merger.

(b) Mid Penn will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Mid Penn Shareholders’ Meeting”), for the purpose of approving the issuance of the shares of Mid Penn Common Stock to be issued in the Merger, and for such other purposes as may be, in Mid Penn’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of such proposal (the “Mid Penn Recommendation”) and otherwise support the Merger.

8.2. Proxy Statement-Prospectus.

(a) For the purposes of (i) registering Mid Penn Common Stock to be offered to holders of William Penn Common Stock in connection with the Merger with the SEC under the Securities Act and (ii) holding the William Penn Shareholders’ Meeting and the Mid Penn Shareholders’ Meeting, Mid Penn shall draft and prepare, and William Penn shall cooperate in the preparation of, the Registration Statement, including a joint proxy statement and prospectus, satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement-prospectus in the form mailed to the William Penn shareholders and the Mid Penn shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). Mid Penn shall, as soon as practicable after the execution of this Agreement, file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC under the Securities Act in connection with the transactions contemplated by this Agreement. Each of Mid Penn and William Penn shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of William Penn and Mid Penn shall thereafter promptly mail the Proxy Statement-Prospectus to the William Penn shareholders and the Mid Penn shareholders. Mid Penn shall also use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and William Penn shall furnish all information concerning William Penn and the holders of William Penn Common Stock as may be reasonably requested in connection with any such action.

(b) William Penn shall provide Mid Penn with any information concerning itself that Mid Penn may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and Mid Penn shall notify William Penn promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to William Penn promptly copies of all correspondence between Mid Penn or any of its representatives and the SEC. Mid Penn shall give William Penn and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give William Penn and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Mid Penn and William Penn agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of William Penn Common Stock entitled to vote at the William Penn Shareholders’ Meeting and to the holders of the Mid Penn Common Stock entitled to vote at the Mid Penn Shareholders’ Meeting at the earliest practicable time.

(c) William Penn and Mid Penn shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, William Penn shall cooperate with Mid Penn in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Mid Penn shall file an amended Registration Statement with the SEC, and William Penn, in its sole determination, shall mail an amended Proxy Statement-Prospectus to the William Penn shareholders and Mid Penn shall, in its sole determination, mail an amended Proxy Statement-Prospectus to the Mid Penn shareholders.

8.3. Regulatory Approvals.

Each of William Penn and Mid Penn will cooperate with the other and use commercially reasonable efforts to promptly prepare and as soon as practicable following the date hereof file all necessary documentation to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties or Governmental Entities, necessary to consummate the transactions contemplated by this Agreement. William Penn and Mid Penn shall furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of William Penn or Mid Penn to any Bank Regulator or Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement. William Penn shall have the right to review and approve in advance all characterizations of the information relating to William Penn and any William Penn Subsidiary which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity. Mid Penn shall give William Penn and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give William Penn and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator. Mid Penn shall notify William Penn promptly of the receipt of any comments of any Bank Regulator with respect to such filings. Each of William Penn and Mid Penn will cooperate with each other and use their reasonable best efforts to address any conditions in any regulatory approval to allow for the consummation of the transactions contemplated by this Agreement.

8.4. Current Information.

(a) During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its representatives to confer with representatives of the other party and report the general status of its ongoing operations at such times as the other party may reasonably request. Each party will promptly notify the other party of any material change in the normal course of its business or in the operation of the properties of such party or the Mid Penn Subsidiaries or William Penn Subsidiaries, as applicable, and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party or any Mid Penn Subsidiary or William Penn Subsidiary, as applicable. Without limiting the foregoing, executive officers of Mid Penn and William Penn shall confer at the reasonable request of the other, and shall meet on a reasonably regular basis, to review the financial and operational affairs of William Penn and the William Penn Subsidiaries and of Mid Penn and the Mid Penn Subsidiaries, in accordance with applicable law, and William Penn shall give due consideration to Mid Penn’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Mid Penn nor any Mid Penn Subsidiary shall, under any circumstance, be permitted to exercise control of William Penn or any William Penn Subsidiary prior to the Effective Time; provided, however, neither Mid Penn nor William Penn shall be required to take any action that would provide access to or disclose information where such access or disclosure would, in such disclosing party’s reasonable judgment, violate or prejudice the rights, business interests, or confidences of any customer or other person or would result in the waiver by such disclosing party of the privilege protecting communications between such disclosing party and any of its legal counsel.

(b) William Penn Bank shall provide Mid Penn Bank, within fifteen (15) Business Days after the end of each calendar month, a written list of Nonperforming Assets, its asset quality report and a written list of its investment security purchases during the calendar month then ended. On a monthly basis, William Penn Bank shall provide Mid Penn Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(c) Each of Mid Penn and William Penn shall promptly inform the other upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of such party or any William Penn Subsidiary or any Mid Penn Subsidiary, as applicable, under any labor or employment law.

8.5. Dividends.

Each of Mid Penn and William Penn shall coordinate with the other the declaration of any dividends in respect of Mid Penn Common Stock and William Penn Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of William Penn Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, in any quarter with respect to their William Penn Common Stock and any shares of Mid Penn Common Stock any such holder receives in exchange therefor in the Merger.

8.6. Exemption from Liability Under Section 16(b).

William Penn and Mid Penn agree that, in order to most effectively compensate and retain William Penn Insiders (as defined below), both prior to and after the Effective Time, it is desirable that William Penn Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of William Penn Common Stock into shares of Mid Penn Common Stock in the Merger and the conversion of any William Penn Options or William Penn Restricted Stock into corresponding stock options or shares of restricted stock of Mid Penn in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 8.6. William Penn shall deliver to Mid Penn in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of William Penn subject to the reporting requirements of Section 16(a) of the Exchange Act (the “William Penn Insiders”), and the Board of Directors of William Penn and Mid Penn, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of William Penn) any dispositions of William Penn Common Stock, William Penn Options or William Penn Restricted Stock by the William Penn Insiders, and (in the case of Mid Penn) any acquisitions of Mid Penn Common Stock or stock options or shares of restricted stock of Mid Penn by any William Penn Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

8.7. Access; Confidentiality.

(a) From the date of this Agreement through the Effective Time, William Penn shall, and shall cause each William Penn Subsidiary to, afford to Mid Penn and its authorized agents and representatives, commercially reasonable access to its properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of William Penn and each William Penn Subsidiary will use commercially reasonable efforts to furnish Mid Penn and its representatives with such financial and operating data and other information with respect to its businesses, properties, assets, books and records and personnel as Mid Penn or its representatives shall from time to time reasonably request except, in each case, to the extent exclusion (x) may be required for the board of directors to exercise its fiduciary duties under Maryland law or applicable law, (y) may be required by applicable Bank Regulators, or (z) may be required to protect attorney-client privilege.

(b) Mid Penn agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of William Penn and the William Penn Subsidiaries.

(c) In addition, William Penn shall provide Mid Penn (i) a weekly loan pipeline report; and (ii) appropriate information, as requested, regarding matters relating to problem loans, loan restructurings and loan workouts of William Penn and any William Penn Subsidiary where the outstanding balance, including principal and interest, is equal to or in excess of One Hundred Thousand Dollars ($100,000), provided that nothing contained in this subparagraph shall be construed to grant Mid Penn or any Mid Penn employee any final decision-making authority with respect to such matters.

(d) Prior to the Effective Time, Mid Penn shall hold in confidence all confidential information of William Penn on the terms and subject to the conditions of the Confidentiality Agreement in accordance with Section 11.1. If the transactions contemplated by this Agreement shall not be completed, Mid Penn will continue to comply with the terms of such Confidentiality Agreement.

ARTICLE IX

CLOSING CONDITIONS

9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of William Penn and, with respect to the issuance of Mid Penn Common Stock to be issued in the Merger, by the requisite vote of the shareholders of Mid Penn.

(b) Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

(c) Regulatory Approvals. All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of either William Penn or Mid Penn, materially reduce the benefits of the Merger to such a degree that either William Penn or Mid Penn would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof (a “Materially Burdensome Regulatory Condition”).

(d) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Mid Penn Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) Tax Opinions. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Mid Penn shall have received an opinion of Pillar Aught LLC (or, if Pillar Aught LLC is unwilling or unable to issue the opinion, an opinion of another nationally recognized law firm), and William Penn shall have received an opinion of Kilpatrick Townsend & Stockton LLP (or, if Kilpatrick Townsend & Stockton LLP is unwilling or unable to issue the opinion, an opinion of another nationally recognized law firm), each reasonably acceptable in form and substance to Mid Penn and William Penn, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the legal opinions described in this Section 9.1(e), the law firms may require and rely upon customary representations contained in certificates of officers of Mid Penn and William Penn and their respective subsidiaries. The receipt of such legal opinions may not be waived by either party to this Agreement unless the Proxy Statement-Prospectus is re-circulated to the William Penn shareholders and the Mid Penn shareholders for solicitation of their approval of the consummation of the Merger without fulfillment of the condition described in this Section 9.1(e).

(f) Listing of Mid Penn Common Stock. The shares of Mid Penn Common Stock issuable pursuant to the Merger shall have been approved for listing on Nasdaq.

9.2. Conditions to the Obligations of Mid Penn under this Agreement.

The obligations of Mid Penn under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of William Penn (other than in Sections 4.1(a), 4.1(b) (1st two sentences only), 4.1(c), 4.1(d), 4.2, 4.3 and 4.7) set forth in this Agreement or in any certificate or agreement delivered by William Penn pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on William Penn, (ii) each of the representations and warranties of William Penn set forth in Section 4.2 shall be true and correct (other than de minimus inaccuracies) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all material respects as of that date), and (iii) each of the representations and warranties of William Penn set forth in Sections 4.1(a), 4.1(b) (1st two sentences only), 4.1(c), 4.1(d), 4.3 and 4.7 shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date).

(b) Agreements and Covenants. William Penn shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc. William Penn shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Change Resulting in Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to William Penn.

(e) Officer’s Certificate. William Penn shall have delivered to Mid Penn a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (d) of this Section 9.2 have been satisfied.

9.3. Conditions to the Obligations of William Penn under this Agreement.

The obligations of William Penn under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of Mid Penn (other than in Sections 5.1(a), 5.1(b) (1st two sentences only), 5.1(c), 5.1(d), 5.2, 5.3 and 5.7) set forth in this Agreement or in any certificate or agreement delivered by Mid Penn pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Mid Penn, (ii) each of the representations and warranties of Mid Penn set forth in Section 5.2 shall be true and correct (other than de minimus inaccuracies) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all material respects as of that date), and (iii) each of the representations and warranties of Mid Penn set forth in Sections 5.1(a), 5.1(b) (1st two sentences only), 5.1(c), 5.1(d), 5.3 and 5.7 shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date).

(b) Agreements and Covenants. Mid Penn shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc. Mid Penn shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Change Resulting in Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Mid Penn or Mid Penn Bank.

(e) Payment of Merger Consideration. Mid Penn shall have delivered the Exchange Fund to the Exchange Agent no later than one (1) business day before the Closing Date and the Exchange Agent shall provide William Penn with a certificate evidencing such delivery.

(f) Officer’s Certificate. Mid Penn shall have delivered to William Penn a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.3 have been satisfied.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of William Penn and Mid Penn:

(a) at any time by the mutual written agreement of Mid Penn and William Penn;

(b) by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within thirty (30) days after written notice of such breach by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(b) unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(a) (in the case of a breach of a representation or warranty by William Penn) or Section 9.3(a) (in the case of a breach of a representation or warranty by Mid Penn);

(c) by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within thirty (30) days after written notice of such failure by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) unless the breach of such covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(b) (in the case of a breach of a covenant or agreement by William Penn) or Section 9.3(b) (in the case of a breach of a covenant or agreement by Mid Penn);

(d) by either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Mid Penn and William Penn; provided, that no party may terminate this Agreement pursuant to this Section 10.1(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e) by either party if (i) the shareholders of William Penn fail to approve the transactions contemplated by this Agreement at the William Penn Shareholders’ Meeting called for that purpose (including any adjournment thereof); or (ii) the shareholders of Mid Penn fail to approve the issuance of the shares of Mid Penn Common Stock to be issued in the Merger at the Mid Penn Shareholders’ Meeting called for that purpose (including any adjournment thereof);

(f) by either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (A) has become nonappealable and (B) does not approve this Agreement or the transactions contemplated hereby, or (C) such approval shall have resulted in a Materially Burdensome Regulatory Condition, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(g) by the Board of Directors of Mid Penn if William Penn has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the William Penn Board of Directors has entered into any letter of intent, agreement in principle or acquisition agreement with respect to the Superior Proposal, withdrawn its recommendation of this Agreement or failed to make such recommendation at any time a recommendation is required to be made under this Agreement or modified or qualified such recommendation in a manner adverse to Mid Penn, or has otherwise made a determination to accept such Superior Proposal;

(h) by the Board of Directors of William Penn if William Penn has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the William Penn Board of Directors has made a determination to accept such Superior Proposal; or

(i) by the Board of Directors of William Penn, by written notice to Mid Penn at any time on or after the fifth (5th) Business Day immediately prior to the Closing Date (the “Determination Date”) if the Mid Penn Financial Price Ratio is both (x) less than 0.80 and (y) less than the Index Ratio by more than twenty percent (20%). If William Penn elects to terminate pursuant to this Section 10.1(i), and provides written notice to Mid Penn, then within two (2) Business Days following Mid Penn’s receipt of such notice, Mid Penn may elect by written notice to William Penn to reinstate the Merger and the other transactions contemplated by this Agreement by adjusting the Exchange Ratio (calculated to the nearest one thousandth) to equal the lesser of (x) a number (rounded to the nearest one thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Determination Date Average Closing Price or (u) a number (rounded to the nearest one thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Mid Penn Financial Price Ratio. If Mid Penn makes such election to reinstate the Merger and other transactions contemplated by this Agreement, no termination will occur pursuant to this Section 10.1(i) and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been adjusted).

10.2. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to any provision of Section 10.1, this Agreement shall forthwith become void and have no further force, except that the provisions of Sections 10.2, 11.1, 11.4, 11.5, 11.7, 11.10, 11.11, 11.12 (related to jurisdiction) and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b) If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(1) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(2) In the event of a termination of this Agreement because of a willful and material breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder (including the loss to the shareholders of William Penn or Mid Penn, as applicable, of the benefits of the transactions contemplated by this Agreement, including, in the case of William Penn, the loss of the premium (if any) to which the shareholders of William Penn would have been entitled). “Willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(3) In the event that this Agreement is terminated by Mid Penn pursuant to Section 10.1(g), or by William Penn pursuant to Section 10.1(h), William Penn shall pay to Mid Penn the Mid Penn Termination Fee within five (5) Business Days after Mid Penn makes written demand therefor. Such payments shall be made by wire transfer of immediately available funds to an account designated by Mid Penn.

(4) In the event that William Penn enters into a definitive agreement relating to a William Penn Acquisition Proposal or consummates a William Penn Acquisition Proposal within twelve (12) months after the termination of this Agreement (i) by Mid Penn pursuant to Sections 10.1(b) or 10.1(c) because of a willful and material breach by William Penn; or (ii) by Mid Penn or William Penn pursuant to Section 10.1(e) following failure of the shareholders of William Penn to approve the transactions contemplated by this Agreement and, in the case of (ii): (y) William Penn has breached the provisions of Section 6.8, or (z) a third party has publicly proposed or announced an Acquisition Proposal prior to the William Penn Shareholders’ Meeting, William Penn shall pay to Mid Penn the Mid Penn Termination Fee within two (2) Business Days after Mid Penn makes written demand therefor. Such payments shall be made by wire transfer of immediately available funds to an account designated by Mid Penn.

(c) For purposes of this Agreement, the “Mid Penn Termination Fee” shall mean $4,900,000.

(d) The right to receive payment of the Mid Penn Termination Fee under Sections 10.2(b)(3) and 10.2(b)(4) constitutes the sole and exclusive remedy of either party against the other and their respective officers and directors with respect to a termination under these Sections, and shall constitute liquidated damages and not a penalty.

10.3. Amendment, Extension and Waiver.

Subject to applicable law, and except as provided in this Agreement, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of William Penn and Mid Penn), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of William Penn and Mid Penn, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or value or changes the form of consideration to be delivered to William Penn’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

MISCELLANEOUS

11.1. Confidentiality.

Except as specifically set forth herein, Mid Penn and William Penn mutually agree to be bound by the terms of the confidentiality agreement dated July 31, 2024 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its terms, notwithstanding the termination of this Agreement.

11.2. Public Announcements.

William Penn and Mid Penn shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither William Penn nor Mid Penn shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto, provided, however, that nothing in this Section 11.2 shall be deemed to prohibit any party from making any disclosure (i) which it deems necessary in order to satisfy such party’s disclosure obligations imposed by law, (ii) with respect to any Acquisition Proposal (in accordance with the terms of this Agreement) or (iii) for statements that are reasonably necessary in connection with a party enforcing its rights under this Agreement in any litigation between the parties relating to this Agreement.

11.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, including Section 2.4(e), Article III, Section 7.8, Section 7.9, Section 7.10, Section 7.11, and Section 7.15.

11.4. Confidential Supervisory Information.

Notwithstanding any other provision of this Agreement, no party shall be required to make any disclosure or furnish access to any information (whether pursuant to a representation or warranty or otherwise) that would involve the disclosure of confidential supervisory information (as defined in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply. Notwithstanding the foregoing, no failure to disclosure pursuant to this Section 11.4 will operate to waive or exclude a breach of any representation, warranty or covenant of this Agreement.

11.5. Expenses.

Except as otherwise provided in Section 10.2, and except for the cost of printing and mailing the Proxy Statement-Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial advisors, accountants and legal counsel and, in the case of Mid Penn, the registration fee to be paid to the SEC in connection with the Registration Statement.

11.6. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery, mailed by United States prepaid registered or certified mail (return receipt requested), or by a nationally recognized overnight courier promising next Business Day delivery, addressed as follows:

If to Mid Penn, to:	Rory G. Ritrievi President and Chief Executive Officer Mid Penn Bancorp, Inc. 2407 Park Drive Harrisburg, Pennsylvania 17110

With required copies (which shall not constitute notice) to:	Kenneth J. Rollins, Esq. Pillar+Aught 4201 E. Park Circle Harrisburg, Pennsylvania 17111 E-mail: krollins@pillaraught.com

If to William Penn, to:	Kenneth J. Stephon President and Chief Executive Officer William Penn Bancorporation 10 Canal Street, Suite 104 Bristol, Pennsylvania 19007

With required copies (which shall not constitute notice) to:	Gary R. Bronstein, Esq. Stephen F. Donahoe, Esq. Kilpatrick Townsend & Stockton LLP 701 Pennsylvania Avenue, Suite 200 Washington, DC 20004 E-mail: gbronstein@ktslaw.com sdonahoe@ktslaw.com or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) Business Days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) Business Day after being delivered to the overnight courier and requesting next Business Day delivery.

11.7. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article III and Section 7.9 and except as otherwise expressly provided by this Agreement, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.8. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement referred to in Section 11.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 11.1 hereof) between the parties, both written and oral, with respect to its subject matter.

11.9. Counterparts.

This Agreement may be executed in one or more counterparts (including by transmission of duly executed signature pages in .pdf format) all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

11.10. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

11.11. Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to its laws or principles of conflicts of laws, except that matters relating to the fiduciary duties of the Board of Directors of William Penn shall be subject to the laws of the State of Maryland.

11.12. Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 2.2(a)” would be part of “Section 2.2” and references to “Section 2.2” would also refer to material contained in the subsection described as “Section 2.2(a)”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The phrases “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. A disclosure set forth in any Mid Penn Disclosure Schedule shall be deemed to be a disclosure under all Mid Penn Disclosure Schedules, and a disclosure in any William Penn Disclosure Schedule shall be deemed to be a disclosure under all William Penn Disclosure Schedules.

11.13. Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any federal or state court of competent jurisdiction located in the Commonwealth of Pennsylvania (or, alternatively, in the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal or state court of competent jurisdiction located in the Commonwealth of Pennsylvania (or, alternatively, in the State of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other a federal or state court of competent jurisdiction located in the Commonwealth of Pennsylvania (or, alternatively, in the State of Delaware).

11.14. Waiver of Trial by Jury.

The parties hereto hereby knowingly, voluntarily and intentionally waive the right any may have to a trial by jury in respect to any litigation based on, or rising out of, under, or in connection with this Agreement and any agreement contemplated to be executed in connection herewith, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of either party in connection with such agreements.

11.15. Delivery by Facsimile or Electronic Transmission.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, Mid Penn and William Penn have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Name: Rory G. Ritrievi
Title: President and Chief Executive Officer

WILLIAM PENN BANCORPORATION

By:	/s/ Kenneth J. Stephon
Name: Kenneth J. Stephon
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

October 31, 2024

Mid Penn Bancorp, Inc.

2407 Park Drive

Harrisburg, Pennsylvania 17110

Ladies and Gentlemen:

Mid Penn Bancorp, Inc. (“Mid Penn”) and William Penn Bancorporation (“William Penn”) desire to enter into, concurrently with or following the execution of this letter agreement (this “Agreement”), an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, William Penn will merge with and into Mid Penn with Mid Penn surviving the merger (the “Merger”) pursuant to the terms and conditions of the Merger Agreement. Defined terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Mid Penn has required that, as a condition to its willingness to enter into the Merger Agreement and pursuant to Section 6.11 of the Merger Agreement, the undersigned shareholder of William Penn, being either a director or executive officer as of the date hereof, execute and deliver to Mid Penn this Agreement.

The undersigned, in order to induce Mid Penn to enter into the Merger Agreement, hereby irrevocably (in his or her individual capacity and not as a director or officer of William Penn):

(a) represents and warrants to Mid Penn that (i) the undersigned (A) beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act of 1934 (the “Exchange Act”)), and has the sole power to vote or to direct the voting of, all of the shares of William Penn Common Stock set forth below on the signature page hereto (the “Original Shares” and, together with any additional shares of William Penn Common Stock pursuant to paragraph (d) below, the “Shares”) (provided that the term “Shares” shall not include any securities beneficially owned by the undersigned as a trustee or fiduciary) free and clear of all Liens (other than Liens which do not affect the ability of the undersigned to vote the Shares), (B) does not beneficially own any shares of William Penn Common Stock over which the undersigned has the sole power to vote or direct the voting of other than the Original Shares, and (C) has the capacity to enter into this Agreement and that this Agreement is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles, (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the undersigned is a party relating to the pledge, disposition or voting of any of the Original Shares (other than Liens which do not affect the ability of the undersigned to vote the Original Shares) and there are no voting trusts or voting agreements with respect to the Original Shares, (iii) neither the execution and delivery of this Agreement nor the consummation by the undersigned of the transactions contemplated hereby will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, mortgage, lease or other agreement, instrument or law applicable to the undersigned or to the undersigned’s property or assets, and (iv) no consent, approval or authorization of any other party is required in order for the undersigned to enter into and perform his or her obligations under this Agreement;

Mid Penn Bancorp, Inc.

October 31, 2024

(b) agrees to (i) be present (in person or by proxy) at all William Penn Shareholders’ Meetings in order to be counted for the purpose of determining the presence of a quorum at such meetings, and (ii) vote or cause to be voted all such Shares (A) in favor of approval and adoption of the Merger, the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the William Penn Board of Directors), and (B) against (x) any William Penn Acquisition Proposal, including a Superior Proposal, (y) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of William Penn under the Merger Agreement or of the undersigned under this Agreement and (z) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Mid Penn’s or William Penn’s conditions under the Merger Agreement;

(c) agrees that (1) the undersigned will not, directly or indirectly, contract to sell, sell, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or any interest therein or any voting rights with respect thereto, other than (i) to any immediate family member of the undersigned, (ii) to a trust for the benefit of the undersigned or his or her immediate family member or upon the undersigned’s death, (iii) to William Penn in connection with the vesting, settlement or exercise of William Penn equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of William Penn equity awards, the exercise price thereon, (iv) as is otherwise permitted by Mid Penn in its sole discretion, (v) Transfers by will or operation of law, in which case this Agreement shall bind the transferee, (vi) to any charitable organization that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (vii) Transfers to any other shareholder of William Penn who has executed a copy of this Agreement on the date hereof; provided that, as a precondition to that in the case of the foregoing clauses (i), (ii), (iv), (v), (vi) and (vii), the transferee has agreed in writing to abide by the terms of this Agreement in a form reasonably satisfactory to Mid Penn, and (2) any attempted Transfer of the Shares or any interest therein in violation of this paragraph (c) by the undersigned shall be null and void; and

(d) agrees that all shares of William Penn Common Stock, for which the undersigned has the sole power to vote or to direct the voting of, that the undersigned purchases or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement; provided however, that such purchases by the undersigned shall not constitute Shares if the undersigned does nothave the sole power to vote or to direct the voting of such shares.

It is understood and agreed that the provisions of this Agreement relate solely to the capacity of the undersigned as a shareholder or other beneficial owner of shares of William Penn Common Stock and is not in any way intended to affect the exercise or omission by the undersigned of the undersigned’s responsibilities as a director or officer of William Penn. It is

Mid Penn Bancorp, Inc.

October 31, 2024

further understood and agreed that this Agreement is not in any way intended to affect the exercise or omission, including under the Merger Agreement, by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of William Penn Common Stock held or controlled by the undersigned as of the date hereof. No such actions or omissions in furtherance of the undersigned’s responsibilities as a director or officer shall be deemed a breach of this Agreement.

The obligations set forth in this Agreement shall terminate upon the earliest to occur of (i) the William Penn Shareholders’ Meeting (including any adjournment or postponement thereof) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Agreement. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

This Agreement shall inure to the benefit of Mid Penn, shall be binding on the undersigned and his or her executors, personal representatives, administrators, heirs, legatees, guardians and other personal representatives, and may not be assigned by any party without the written consent of the other. This Agreement shall survive the death or incapacity of the undersigned.

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

The undersigned agrees that, in the event of his or her breach of this Agreement, Mid Penn shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate Mid Penn for a violation of this Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond and further agrees that, if any bond shall be required, such bond shall be in a nominal amount.

Please confirm, intending to be legally bound, that the foregoing correctly states the understanding between the undersigned and Mid Penn by signing and returning to Mid Penn a counterpart hereof.

Mid Penn Bancorp, Inc.

October 31, 2024

Very truly yours,

Name:

Number of Shares:

Accepted as of this 31st day of October, 2024:

MID PENN BANCORP, INC.

By:
Name:	Rory G. Ritrievi
Title:	President & CEO

Exhibit B

October 31, 2024

William Penn Bancorporation

10 Canal Street, Suite 104

Bristol, Pennsylvania 19007

Ladies and Gentlemen:

Mid Penn Bancorp, Inc. (“Mid Penn”) and William Penn Bancorporation (“William Penn”) desire to enter into, concurrently with or following the execution of this letter agreement (this “Agreement”), an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, William Penn will merge with and into Mid Penn with Mid Penn surviving the merger (the “Merger”) pursuant to the terms and conditions of the Merger Agreement. Defined terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

William Penn has required that, as a condition to its willingness to enter into the Merger Agreement and pursuant to Section 6.11 of the Merger Agreement, the undersigned shareholder of Mid Penn, being either a director or executive officer as of the date hereof, execute and deliver to William Penn this Agreement.

The undersigned, in order to induce William Penn to enter into the Merger Agreement, hereby irrevocably (in his or her individual capacity and not as a director or officer of Mid Penn):

(a) represents and warrants to William Penn that (i) the undersigned (A) beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act of 1934 (the “Exchange Act”)), and has the sole power to vote or to direct the voting of, all of the shares of Mid Penn Common Stock set forth below on the signature page hereto (the “Original Shares” and, together with any additional shares of Mid Penn Common Stock pursuant to paragraph (d) below, the “Shares”) (provided that the term “Shares” shall not include any securities beneficially owned by the undersigned as a trustee or fiduciary) free and clear of all Liens (other than Liens which do not affect the ability of the undersigned to vote the Shares), (B) does not beneficially own any shares of Mid Penn Common Stock over which the undersigned has the sole power to vote or direct the voting of other than the Original Shares, and (C) has the capacity to enter into this Agreement and that this Agreement is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles, (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the undersigned is a party relating to the pledge, disposition or voting of any of the Original Shares (other than Liens which do not affect the ability of the undersigned to vote the Original Shares) and there are no voting trusts or voting agreements with respect to the Original Shares, (iii) neither the execution and delivery of this Agreement nor the consummation by the undersigned of the transactions contemplated hereby will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, mortgage, lease or other agreement, instrument or law applicable to the undersigned or to the undersigned’s property or assets, and (iv) no consent, approval or authorization of any other party is required in order for the undersigned to enter into and perform his or her obligations under this Agreement;

William Penn Bancorporation

October 31, 2024

(b) agrees to (i) be present (in person or by proxy) at all Mid Penn Shareholders’ Meetings in order to be counted for the purpose of determining the presence of a quorum at such meetings, and (ii) vote or cause to be voted all such Shares (A) in favor of approval and adoption of the Merger, the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Mid Penn Board of Directors), and (B) against (y) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Mid Penn under the Merger Agreement or of the undersigned under this Agreement and (z) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Mid Penn’s or William Penn’s conditions under the Merger Agreement;

(c) agrees that (1) the undersigned will not, directly or indirectly, contract to sell, sell, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or any interest therein or any voting rights with respect thereto, other than (i) to any immediate family member of the undersigned, (ii) to a trust for the benefit of the undersigned or his or her immediate family member or upon the undersigned’s death, (iii) to Mid Penn in connection with the vesting, settlement or exercise of Mid Penn equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Mid Penn equity awards, the exercise price thereon, (iv) as is otherwise permitted by William Penn in its sole discretion, (v) Transfers by will or operation of law, in which case this Agreement shall bind the transferee, (vi) to any charitable organization that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (vii) Transfers to any other shareholder of Mid Penn who has executed a copy of this Agreement on the date hereof; provided that, as a precondition to that in the case of the foregoing clauses (i), (ii), (iv), (v), (vi) and (vii), the transferee has agreed in writing to abide by the terms of this Agreement in a form reasonably satisfactory to William Penn, and (2) any attempted Transfer of the Shares or any interest therein in violation of this paragraph (c) by the undersigned shall be null and void; and

(d) agrees that all shares of Mid Penn Common Stock, for which the undersigned has the sole power to vote or to direct the voting of, that the undersigned purchases or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement; provided however, that such purchases by the undersigned shall not constitute Shares if the undersigned does not have the sole power to vote or to direct the voting of such shares.

It is understood and agreed that the provisions of this Agreement relate solely to the capacity of the undersigned as a shareholder or other beneficial owner of shares of Mid Penn Common Stock and is not in any way intended to affect the exercise or omission by the undersigned of the undersigned’s responsibilities as a director or officer of Mid Penn. It is further understood and agreed that this Agreement is not in any way intended to affect the exercise or omission, including under the Merger Agreement, by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of Mid Penn Common Stock held or controlled by the undersigned as of the date hereof. No such actions or omissions in furtherance of the undersigned’s responsibilities as a director or officer shall be deemed a breach of this Agreement.

William Penn Bancorporation

October 31, 2024

The obligations set forth in this Agreement shall terminate upon the earliest to occur of (i) the Mid Penn Shareholders’ Meeting (including any adjournment or postponement thereof) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Agreement. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

This Agreement shall inure to the benefit of William Penn, shall be binding on the undersigned and his or her executors, personal representatives, administrators, heirs, legatees, guardians and other personal representatives, and may not be assigned by any party without the written consent of the other. This Agreement shall survive the death or incapacity of the undersigned.

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

The undersigned agrees that, in the event of his or her breach of this Agreement, William Penn shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate William Penn for a violation of this Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond and further agrees that, if any bond shall be required, such bond shall be in a nominal amount.

Please confirm, intending to be legally bound, that the foregoing correctly states the understanding between the undersigned and William Penn by signing and returning to William Penn a counterpart hereof.

William Penn Bancorporation

October 31, 2024

Very truly yours,

Name:

Number of Shares:

Accepted as of this 31st day of October, 2024:

WILLIAM PENN BANCORPORATION

By:
Name:	Kenneth J. Stephon
Title:	President & CEO

Exhibit C

BANK PLAN OF MERGER

THIS BANK PLAN OF MERGER (“Plan of Merger”) dated as of October 31, 2024, is by and between MID PENN BANK, a Pennsylvania bank and trust company (“MP Bank”), and WILLIAM PENN BANK, a Pennsylvania stock savings bank (“William Penn Bank”).

BACKGROUND

1. MP Bank is a Pennsylvania bank and trust company and a wholly-owned subsidiary of Mid Penn Bancorp, Inc., a Pennsylvania corporation (“Mid Penn”). The authorized capital stock of MP Bank consists of 10,000,000 shares of common stock, par value $1.00 per share (the “MP Capital Stock”), of which at the date hereof 150,000 shares are issued and outstanding.

2. William Penn Bank is a Pennsylvania stock savings bank and a wholly-owned subsidiary of William Penn Bancorporation (“William Penn”). The authorized capital stock of William Penn Bank consists of 4,000,000 shares of common stock, par value $1.00 per share (the “William Penn Bank Common Stock”), of which at the date hereof 100 shares are issued and outstanding, and 1,000,000 shares of serial preferred stock, of which at the date hereof no shares are issued and outstanding.

3. The respective Boards of Directors of MP Bank and William Penn Bank deem the merger of William Penn Bank with and into MP Bank, pursuant to the terms and conditions set forth or referred to herein, to be desirable and in the best interests of the respective corporations and their respective shareholders.

4. The respective Boards of Directors of MP Bank and William Penn Bank have adopted resolutions approving this Plan of Merger. The respective Boards of Directors of Mid Penn and William Penn have adopted resolutions approving an Agreement and Plan of Merger of even date herewith (the “Holding Company Merger Agreement”) between Mid Penn and William Penn, providing for the merger of William Penn with and into Mid Penn (the “Holding Company Merger”) and pursuant to which this Plan of Merger is being executed by MP Bank and William Penn Bank.

5. For U.S. federal income tax purposes, it is intended that the Bank Merger (defined below) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Plan of Merger is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

AGREEMENT

In consideration of the premises and of the mutual covenants and agreements herein contained, MP Bank and William Penn Bank, intending to be legally bound hereby, agree:

ARTICLE I

MERGER; BUSINESS

1.1 Merger. Subject to the terms and conditions of this Plan of Merger and in accordance with the applicable laws and regulations of the Commonwealth of Pennsylvania, and the provisions of the Pennsylvania Banking Code of 1965, as amended, on the Effective Date (as that term is defined in Article V hereof), William Penn Bank shall merge with and into MP Bank; the separate existence of William Penn Bank shall cease; and MP Bank shall be the surviving bank under the name and title “Mid Penn Bank” (such transaction referred to herein as the “Bank Merger” and MP Bank, as the surviving bank in the Bank Merger, referred to herein as the “Surviving Bank”).

1.2 Business. The business of the Surviving Bank shall be conducted at the main office of MP Bank, and shall be located at 349 Union Street, Millersburg, Pennsylvania 17061, and its legally established branches, which shall include the main office and all of the branch offices of William Penn Bank.

ARTICLE II

ARTICLES OF INCORPORATION AND BY-LAWS

On and after the Effective Date of the Bank Merger, the articles of incorporation and by-laws of MP Bank in effect immediately prior to the Effective Date shall continue to be the articles of incorporation and bylaws of the Surviving Bank.

ARTICLE III

BOARD OF DIRECTORS AND OFFICERS

3.1 Board of Directors. On and after the Effective Date, the Board of Directors of the Surviving Bank shall consist of the existing directors of MP Bank holding office immediately prior to such Effective Date and the William Penn Nominee (as defined in Section 7.13(a) of the Holding Company Merger Agreement), each to hold office until his or her successor is elected and qualified in accordance with applicable law and the articles of incorporation and bylaws of the Surviving Bank.

3.2 Officers. On and after the Effective Date of the Bank Merger, the officers of MP Bank duly appointed and holding office immediately prior to such Effective Date shall be the officers of MP Bank, as the Surviving Bank in the Bank Merger, and the William Penn Nominee shall be appointed and serve as Vice Chairman of MP Bank.

ARTICLE IV

CONVERSION OF SHARES

4.1 Stock of MP Bank. Each share of MP Capital Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as a share of capital stock of the Surviving Bank.

4.2 Stock of William Penn Bank. Each share of William Penn Bank Common Stock issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, be canceled and no cash, stock or other property shall be delivered in exchange therefor.

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ARTICLE V

EFFECTIVE DATE OF THE MERGER

The Bank Merger shall be effective on the date on which articles of merger executed by William Penn Bank and MP Bank are filed with the Pennsylvania Department of State, unless a later date is specified in such articles of merger (the “Effective Date”).

ARTICLE VI

EFFECT OF THE MERGER

On the Effective Date: The separate existence of William Penn Bank shall cease; the principal and branch offices of William Penn Bank shall become authorized branch offices of the Surviving Bank; and all of the property (real, personal and mixed), rights, powers, duties and obligations of MP Bank and William Penn Bank shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations.

ARTICLE VII

CONDITIONS PRECEDENT

The obligations of MP Bank and William Penn Bank to effect the Bank Merger shall be subject to (i) the approval of this Plan of Merger by William Penn and Mid Penn in their capacities as the sole shareholder of William Penn Bank and MP Bank, respectively, (ii) receipt of the required approval of the Federal Deposit Insurance Corporation, the Pennsylvania Department of Banking and Securities, and any other applicable regulatory authority, (iii) receipt of any necessary approval to operate the main office of William Penn Bank and the branch offices of William Penn Bank as offices of the Surviving Bank, and (iv) the completion of the transactions contemplated by the Holding Company Merger Agreement on or before the Effective Date.

ARTICLE VIII

TERMINATION

This Plan of Merger shall terminate upon any termination of the Holding Company Merger Agreement in accordance with its terms; provided, however, that any such termination of this Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

ARTICLE IX

AMENDMENT

Subject to applicable law, this Plan of Merger may be amended, by action of the respective Boards of Directors of the parties hereto, at any time prior to consummation of the Holding Company Merger, but only by an instrument in writing signed by duly authorized officers on behalf of the parties hereto.

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ARTICLE X

MISCELLANEOUS

10.1 Extensions; Waivers. Each party, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive compliance with any of the obligations of the other party contained in this Plan of Merger.

10.2 Notices. Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of the Holding Company Merger Agreement.

10.3 Captions. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Plan of Merger.

10.4 Counterparts. For the convenience of the parties hereto, this Plan of Merger may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

10.5 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of laws principles thereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, each party has caused this Plan of Merger to be executed on its behalf and its corporate seal to be affixed hereto by its duly authorized officers, all as of the day and year first written above.

ATTEST:	MID PENN BANK

By:
Elizabeth Martin, Secretary		Rory G. Ritrievi, President & CEO
(SEAL)

ATTEST:	WILLIAM PENN BANK

By:
Jonathan Logan, Secretary		Kenneth J. Stephon, President & CEO
(SEAL)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-248442, 333-218592, 333-197024 and 333-272207) on Form S-8 and the Registration Statements on Form S-3 (Registration Nos. 333-128958 and 333-274177) of Mid Penn Bancorp, Inc. of our report dated September 5, 2024, on our audit of the consolidated financial statements of William Penn Bancorporation as of June 20, 2024 and 2023, and for each of the years then ended. We also consent to the reference to our firm under the caption “Experts” in a prospectus supplement to Registration Statement on Form S-3 (Registration No. 333-274177).

Cranberry Township, Pennsylvania

November 1, 2024

Exhibit 99.1

MID PENN BANCORP, INC. TO ACQUIRE

WILLIAM PENN BANCORPORATION

HARRISBURG, PENNSYLVANIA (November 1, 2024)—Mid Penn Bancorp, Inc. (NASDAQ: MPB) (“Mid Penn”) and William Penn Bancorporation (“William Penn”) (NASDAQ: WMPN) jointly announced today that they have entered into a definitive agreement and plan of merger, pursuant to which William Penn will merge with and into Mid Penn (the “Merger”) in an all-stock transaction valued at approximately $127 million, based on Mid Penn’s closing stock price as of October 30, 2024. The Merger has been approved unanimously by each company’s board of directors and is expected to close in the first half of 2025. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Mid Penn and William Penn shareholders.

Headquartered in Bristol, Pennsylvania, William Penn operates 12 branches across Pennsylvania and New Jersey. As of September 30, 2024, William Penn had approximately $812 million in total assets, $465 million in total loans and $630 million in total deposits. The Merger will create a powerful combined community banking franchise with approximately $6.3 billion in total assets, $4.9 billion in total loans and $5.3 billion in total deposits, based on financial data as of September 30, 2024.

“We are excited to welcome the William Penn shareholders, customers and employees to Mid Penn. As longstanding community banks headquartered in Pennsylvania, both Mid Penn and William Penn have grown to know and respect each other’s operating philosophy, dedication to providing best-in-class customer service and commitment to the communities in which we operate,” Mid Penn Chair, President, and Chief Executive Officer, Rory G. Ritrievi said. “This merger will bolster Mid Penn’s presence in the attractive greater Philadelphia metro area market, aligning with our strategic plan of disciplined growth in the southeastern region of Pennsylvania and the southern region of New Jersey. Together, we look forward to joining the two companies to expand our footprint and, in turn, enhance our ability to deliver for our customers, communities and shareholders.”

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William Penn Chairman, President and Chief Executive Officer, Kenneth J. Stephon, said, “We are incredibly pleased to partner with Mid Penn in this strategic combination that allows our shareholders to participate in a fabulous long-term growth opportunity while also providing them with immediate value. The merger enables us to accelerate our growth far more rapidly than we could as an independent company, while also creating excellent value for our shareholders, customers, and employees.” Mr. Stephon will join Mid Penn’s Board of Directors and will become the Vice Chairman of Mid Penn Bank.

According to the terms of the merger agreement, shareholders of William Penn will receive 0.4260 shares of Mid Penn common stock for each share of William Penn common stock. Additionally, all options of William Penn will be rolled into Mid Penn equivalent options. Based on Mid Penn’s closing stock price of $31.88 per share as of October 30, 2024, the implied transaction value is approximately $13.58 per William Penn share, or $127 million, in the aggregate. The merger is expected to be immediately accretive to Mid Penn’s estimated earnings per share and to have a positive long-term impact on Mid Penn’s key profitability and operating ratios.

Stephens Inc. is serving as Mid Penn’s exclusive financial advisor, and Pillar + Aught is serving as its legal advisor. Keefe, Bruyette & Woods, A Stifel Company, rendered a fairness opinion to Mid Penn’s board of directors. Piper Sandler & Co. is serving as William Penn’s exclusive financial advisor and rendered a fairness opinion to William Penn’s board of directors, and Kilpatrick Townsend & Stockton LLP is serving as its legal advisor.

ABOUT MID PENN BANCORP, INC.:

Mid Penn Bancorp Inc. (NASDAQ: MPB), headquartered in Harrisburg, Pennsylvania, is the parent company of Mid Penn Bank, a full-service commercial bank. Mid Penn operates 45 retail locations throughout Pennsylvania and central New Jersey, has total assets of approximately $5 billion, and offers a comprehensive portfolio of financial products and services to the communities it serves. To learn more, please visit www.midpennbank.com.

ABOUT WILLIAM PENN BANCORPORATION:

William Penn Bancorporation (NASDAQ: WMPN), headquartered in Bristol, Pennsylvania, is the parent company of William Penn Bank and provides community banking services to individuals and small – to medium-sized businesses in the Delaware Valley area. William Penn currently conducts business through 12 branch offices located in Pennsylvania and New Jersey.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and William Penn, or other effects of the proposed Merger

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of Mid Penn and William Penn. Forward-looking statements are typically identified by words such as “believe,” “approximately,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements may include the expectations relating to the anticipated opportunities and financial and other benefits for the proposed Merger between Mid Penn and William Penn, and the projections of, or guidance on, Mid Penn’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Mid Penn’s business or financial results. Mid Penn and William Penn are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this press release, and neither Mid Penn nor William Penn undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and William Penn with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement entered into between Mid Penn and William Penn; the ability to obtain regulatory approvals and satisfy other closing conditions to the Merger, including approval by shareholders of Mid Penn and William Penn; the outcome of any legal proceedings that may be instituted against Mid Penn or William Penn; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Mid Penn’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Mid Penn company stock to be issued in the Merger; the timing of closing the Merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms; and any other factors that may affect future results of Mid Penn, William Penn and the combined company.

Important Additional Information About the Merger and Where to Find It

The proposed Merger transaction will be submitted to the shareholders of William Penn and Mid Penn for their consideration and approval. In connection with the proposed Merger transaction, Mid Penn will be filing with the SEC a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn and other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF MID PENN AND WILLIAM PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and William Penn, free of charge from the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, or by contacting Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (866) 642-7736); or William Penn Bancorporation, 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, attention: Kenneth J. Stephon, President and CEO (telephone (267) 540-8500).

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No Offer or Solicitation

This communication not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Mid Penn, William Penn and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or William Penn shareholders in connection with the proposed Merger transaction under the rules of the SEC. Information regarding the directors and executive officers of Mid Penn and William Penn is available in each company’s respective most recent definitive proxy statement filed with the SEC and other documents filed by Mid Penn and William Penn with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described under the heading “Important Additional Information About the Merger and Where to Find It.”

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Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of William Penn Bancorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of William Penn Bancorporation and subsidiaries (the “Company”) as of June 30, 2024 and 2023; the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for credit losses effective July 1, 2023, due to the adoption of Accounting Standards Codification (ASC) Topic 326, Financial Instruments – Credit Losses.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2008.

Cranberry Township, Pennsylvania

September 5, 2024

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345 Firm ID 00074

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WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except share and per share amounts)

As of June 30, 2024 and 2023

	June 30,	June 30,
	2024	2023
ASSETS
Cash and due from banks	$6,539	$7,652
Interest bearing deposits with other banks	12,070	11,561
Federal funds sold	1,589	1,580

Total cash and cash equivalents	20,198	20,793
Interest-bearing time deposits	100	600
Securities available for sale, at fair value	150,755	165,127
Securities held to maturity, net of allowance for credit losses of $0 as of June 30, 2024 (fair value of $76,827 and $82,313, as of June 30, 2024 and 2023, respectively)	93,056	99,690
Equity securities	2,016	1,629
Loans receivable, net of allowance for credit losses of $2,989 and $3,313 as of June 30, 2024 and 2023, respectively	470,572	477,543
Premises and equipment, net	7,186	9,054
Regulatory stock, at cost	3,062	2,577
Deferred income taxes	9,586	9,485
Bank-owned life insurance	41,819	40,575
Goodwill	4,858	4,858
Intangible assets	356	519
Operating lease right-of-use assets	8,300	8,931
Accrued interest receivable and other assets	6,883	6,198

TOTAL ASSETS	$818,747	$847,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$629,810	$635,260
Advances from Federal Home Loan Bank	48,000	34,000
Advances from borrowers for taxes and insurance	2,891	3,227
Operating lease liabilities	8,553	9,107
Accrued interest payable and other liabilities	4,892	5,240

TOTAL LIABILITIES	694,146	686,834

Commitments and contingencies (note 14)	—	—
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized; 9,343,900 shares issued and outstanding at June 30, 2024 and 12,452,921 shares issued and outstanding at June 30, 2023	93	125
Additional paid-in capital	97,723	134,387
Unearned common stock held by employee stock ownership plan	(8,789)	(9,194)
Retained earnings	57,587	58,805
Accumulated other comprehensive loss	(22,013)	(23,378)

TOTAL STOCKHOLDERS’ EQUITY	124,601	160,745

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$818,747	$847,579

See accompanying notes to consolidated financial statements

2

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share and per share amounts)

For the Years Ended June 30, 2024 and 2023

	Year Ended June 30,
	2024	2023
INTEREST INCOME
Loans receivable, including fees	$25,129	$22,942
Securities	6,688	6,780
Other	708	664

Total interest income	32,525	30,386

INTEREST EXPENSE
Deposits	12,472	5,456
Borrowings	2,932	1,859

Total interest expense	15,404	7,315

Net interest income	17,121	23,071
Recovery for credit losses	(606)	—

NET INTEREST INCOME AFTER RECOVERY FOR CREDIT LOSSES	17,727	23,071

OTHER INCOME
Service fees	883	843
Net loss on sale of other real estate owned	(4)	—
Net gain on sale of securities	102	—
Earnings on bank-owned life insurance	1,244	1,106
Net gain on disposition of premises and equipment	—	398
Unrealized gain (loss) on equity securities	387	(629)
Other	224	232

Total other income	2,836	1,950

OTHER EXPENSES
Salaries and employee benefits	11,778	12,785
Occupancy and equipment	2,980	3,258
Data processing	2,032	1,836
Professional fees	841	906
Amortization of intangible assets	163	193
Other	3,059	3,041

Total other expense	20,853	22,019

(Loss) income before income taxes	(290)	3,002
Income tax (benefit) expense	(458)	200

NET INCOME	$168	$2,802

Basic earnings per share	$0.02	$0.22
Diluted earnings per share	$0.02	$0.22

See accompanying notes to consolidated financial statements

3

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

For the Years Ended June 30, 2024 and 2023

	Year Ended June 30,
	2024	2023
Net income	$168	$2,802
Other comprehensive income (loss):
Changes in net unrealized gain (loss) on securities available for sale	1,875	(10,417)
Tax effect	(431)	2,396
Reclassification adjustment for gain recognized in net income	(102)	—
Tax effect	23	—

Other comprehensive income (loss), net of tax	1,365	(8,021)

Comprehensive income (loss)	$1,533	$(5,219)

See accompanying notes to consolidated financial statements

4

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands, except share amounts)

For the Years Ended June 30, 2024 and 2023

	Number of Shares	Common Stock	Additional Paid-in Capital	Unearned Common Stock held by ESOP	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance, June 30, 2022	14,896,590	$149	$159,546	$(9,599)	$57,587	$(15,357)	$192,326
Net income	—	—	—	—	2,802	—	2,802
Other comprehensive loss	—	—	—	—	—	(8,021)	(8,021)
Regular cash dividends paid ($0.12 per share)	—	—	—	—	(1,584)	—	(1,584)
Shares forfeited under the William Penn Bancorporation 2022 Equity Incentive Plan	(13,904)	—	—	—	—	—	—
Restricted stock expense	—	—	1,112	—	—	—	1,112
Stock option expense	—	—	771	—	—	—	771
Stock purchased and retired, including shares withheld to cover tax liabilities	(2,429,765)	(24)	(27,032)	—	—	—	(27,056)
ESOP shares committed to be released	—	—	(10)	405	—	—	395

Balance, June 30, 2023	12,452,921	$125	$134,387	$(9,194)	$58,805	$(23,378)	$160,745
Net income	—	—	—	—	168	—	168
Other comprehensive income	—	—	—	—	—	1,365	1,365
Regular cash dividends paid ($0.12 per share)	—	—	—	—	(1,160)	—	(1,160)
Cumulative effect of adoption of ASU 2016-13	—	—	—	—	(226)	—	(226)
Shares granted under the William Penn Bancorporation 2022 Equity Incentive Plan	26,544	1	(1)	—	—	—	—
Restricted stock expense	—	—	1,148	—	—	—	1,148
Stock option expense	—	—	796	—	—	—	796
Stock purchased and retired, including shares withheld to cover tax liabilities	(3,135,565)	(33)	(38,626)	—	—	—	(38,659)
ESOP shares committed to be released	—	—	19	405	—	—	424

Balance, June 30, 2024	9,343,900	$93	$97,723	$(8,789)	$57,587	$(22,013)	$124,601

See accompanying notes to consolidated financial statements

5

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

For the Years Ended June 30, 2024 and 2023

	Year Ended
	June 30,
	2024	2023
Cash flows from operating activities
Net income	$168	$2,802
Adjustments to reconcile net income to net cash provided by operating activities:
Recovery for credit losses	(606)	—
Depreciation expense	772	1,027
Other accretion, net	(475)	(362)
Deferred income taxes	(399)	570
Net gain on disposition of premises and equipment	—	(398)
Net loss on sale of other real estate owned	4	—
Amortization of core deposit intangibles	163	193
Amortization of ESOP	424	395
Net gain on sale of securities	(102)	—
Unrealized (gain) loss on equity securities	(387)	629
Earnings on bank-owned life insurance	(1,244)	(1,106)
Stock based compensation expense	1,944	1,883
Other, net	58	(575)

Net cash provided by operating activities	320	5,058

Cash flows from investing activities
Securities available for sale:
Purchases	(1,152)	(4,778)
Maturities, calls and principal paydowns	11,586	11,534
Proceeds from sale of securities	5,578	—
Securities held to maturity:
Purchases	(998)	(5,023)
Maturities, calls and principal paydowns	7,676	7,482
Net decrease (increase) in loans receivable	7,573	(1,602)
Interest bearing time deposits:
Maturities and principal paydowns	500	—
Purchase of bank-owned life insurance	—	(300)
Regulatory stock purchases	(6,805)	(4,023)
Regulatory stock redemptions	6,320	5,253
Proceeds from sale of other real estate owned	450	—
Purchases of premises and equipment, net	(141)	(344)
Proceeds from the sale of premises and equipment held for sale	—	2,270

Net cash provided by investing activities	30,587	10,469

Cash flows from financing activities
Net (decrease) increase in deposits	(5,347)	28,865
Net increase (repayment) of short-term borrowed funds	14,000	(31,000)
Repurchase of common stock	(38,659)	(27,056)
Decrease in advances from borrowers for taxes and insurance	(336)	(129)
Cash dividends	(1,160)	(1,584)

Net cash used in financing activities	(31,502)	(30,904)

Net decrease in cash and cash equivalents	(595)	(15,377)
Cash and cash equivalents - beginning	20,793	36,170

Cash and cash equivalents - ending	$20,198	$20,793

Supplementary cash flows information
Interest paid	$15,499	$7,535
Income tax (refunds) payments	(187)	258
Transfers from loans to other real estate owned	300	141
Operating lease right-of-use asset recorded	—	2,701
Operating lease liabilities recorded	—	2,701
Premises transferred to held for sale	1,237	1,959

See accompanying notes to consolidated financial statements

6

Notes to the Consolidated Financial Statements

Note 1 - Nature of Operations

William Penn Bancorporation (“the Company”) is a Maryland corporation that was incorporated in July 2020 to be the successor to William Penn Bancorp, Inc. (“William Penn Bancorp”) upon completion of the second-step conversion of William Penn Bank (the “Bank”) from the two-tier mutual holding company structure to the stock holding company structure. William Penn, MHC was the former mutual holding company for William Penn Bancorp prior to completion of the second-step conversion. In conjunction with the second-step conversion, each of William Penn, MHC and William Penn Bancorp ceased to exist. The second-step conversion was completed on March 24, 2021, at which time the Company sold, for gross proceeds of $126.4 million, a total of 12,640,035 shares of common stock at $10.00 per share. As part of the second-step conversion, each of the existing 776,647 outstanding shares of William Penn Bancorp common stock owned by persons other than William Penn, MHC was converted into 3.2585 shares of Company common stock. In addition, $5.4 million of cash held by William Penn, MHC was transferred to the Company and recorded as an increase to additional paid-in capital following the completion of the second-step conversion.

In connection with the second-step conversion offering, and as previously disclosed, the William Penn Bank Employee Stock Ownership Plan (“ESOP”) trustees subscribed for, and intended to purchase, on behalf of the ESOP, 8% of the shares of the Company common stock sold in the offering and to fund its stock purchase through a loan from the Company equal to 100% of the aggregate purchase price of the common stock. As previously disclosed, as a result of the second-step conversion offering being oversubscribed in the first tier of subscription priorities, the ESOP trustees were unable to purchase shares of the Company’s common stock in the second-step conversion offering. Subsequent to the completion of the second-step conversion on March 24, 2021, the ESOP trustees purchased 881,130 shares, or $10.1 million, of the Company’s common stock in the open market. The ESOP did not purchase any additional shares of Company common stock in connection with the second-step conversion and offering.

The Company owns 100% of the outstanding common stock of the Bank, a Pennsylvania chartered stock savings bank. The Bank offers consumer and commercial banking services to individuals, businesses, and nonprofit organizations throughout the Delaware Valley area through twelve full-service branch offices in Bucks and Philadelphia Counties in Pennsylvania, and Burlington, Camden, and Mercer Counties in New Jersey. William Penn Bancorporation is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The Bank is supervised and regulated by the FDIC and the Pennsylvania Department of Banking and Securities.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, the Bank, as well as the Bank’s wholly owned subsidiary, WPSLA. WPSLA is a Delaware corporation organized in April 2000 to hold certain investment securities for the Bank. At June 30, 2024, WPSLA held $235.4 million of the Company’s $243.8 million investment securities portfolio. All significant intercompany accounts and transactions have been eliminated. Management makes significant operating decisions based upon the analysis of the entire Company and financial performance is evaluated on a company-wide basis. Accordingly, the various financial services and products offered are aggregated into one reportable operating segment: community banking as under guidance in the Financial Accounting Standards Board (the “FASB”) ASC Topic 280 for Segment Reporting.

Use of Estimates in the Preparation of Financial Statements

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for credit losses, goodwill, intangible assets, income taxes, postretirement benefits, and the fair value of investment securities. Actual results could differ from those estimates and assumptions.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing demand deposits.

7

Revenue Recognition

Management determined that the primary sources of revenue emanating from interest and dividend income on loans and investments along with noninterest revenue resulting from investment security and loan gains (losses), and earnings on bank owned life insurances are not within the scope of ASC 606. The main types of noninterest income within the scope of the standard include service charges on deposit accounts and the gain on the sale of properties classified as other real estate owned. The Company has contracts with its deposit customers where fees are charged if certain parameters are not met. These agreements can be cancelled at any time by either the Company or the deposit customer. Revenue from these transactions is recognized on a monthly basis as the Company has an unconditional right to the fee consideration. The Company also has transaction fees related to specific transactions or activities resulting from a customer request or activity that include overdraft fees, online banking fees, interchange fees, ATM fees and other transaction fees. These fees are attributable to specific performance obligations of the Company where the revenue is recognized at a defined point in time upon the completion of the requested service/transaction.

Investment Securities

The Company classifies and accounts for investment securities as follows:

Held to Maturity — Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and are recorded at amortized cost. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available for Sale — Debt securities that will be held for indefinite periods of time that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of tax in other comprehensive income (loss). Realized gains and losses on the sale of investment securities are recorded as of trade date and reported in the Consolidated Statements of Income and determined using the adjusted cost of the specific security sold.

Equity Investments — The Company has an equity investment accounted for in accordance with both ASC 321-10, Investments—Equity Securities and ASC 323-10, Investments—Equity Method and Joint Ventures. The equity investment has a readily determinable fair value and is reported at fair value, with unrealized gains and losses included in earnings. Any dividends received are recorded in interest income. The fair value of equity investments with readily determinable fair values is primarily obtained from third-party pricing services. For additional detail regarding equity securities, see note 5 to these consolidated financial statements.

Regulatory Stock, at Cost

Common stock of the FHLB represents ownership in an institution which is wholly owned by other financial institutions. This restricted equity security is accounted for at cost. The Company invests in FHLB stock as required to support borrowing activities, as detailed in note 10 to these consolidated financial statements. Although FHLB stock is an equity interest in a FHLB, it does not have a readily determinable fair value because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLBs or to another member institution. The Company evaluates this investment for impairment on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company reviews this stock for impairment based on guidance from FASB ASC Topic 320 for Investments — Debt Securities and FASB ASC Topic 942 for Financial Services — Depository and Lending and has concluded that its investment is not impaired.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. Generally, the Company amortizes loan origination fees and costs over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for at least six months and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

8

Allowance for Credit Losses on Loans

The Company maintains its allowance for credit losses (“ACL”) at a level that management believes to be appropriate to absorb estimated credit losses as of the date of the Consolidated Statements of Financial Condition. The Company established its allowance in accordance with the guidance included in ASC 326, Financial Instruments – Credit Losses (“ASC 326”). The ACL is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged-off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate amounts previously charged-off and expected to be charged-off. The ACL is an estimate of expected lifetime credit losses, that considers our historical loss experience, the historical loss experience of a peer group of banks identified by management, current conditions and the forecast of future economic conditions. The determination of an appropriate ACL is inherently subjective and may have significant changes from period to period. The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans. The ACL is measured on a collective (pool) basis when similar characteristics exist. The Company’s loan portfolio is segmented by loan types that have similar risk characteristics and behave similarly during economic cycles.

Historical credit loss experience is the basis for the estimate of expected credit losses. We apply our historical loss rates and the historical loss rates of a group of peer banks identified by management to pools of loans with similar risk characteristics using the Weighted-Average Remaining Maturity (“WARM”) method. The remaining contractual life of the pools of loans with similar risk characteristics is adjusted by expected scheduled payments and prepayments. After consideration of the historical loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information. Our reasonable and supportable forecast adjustment is based on a regional economic indicator obtained from the St. Louis Federal Reserve economic database. The Company selected eight qualitative metrics which were correlated with the Bank and its peer group’s historical loss patterns. The eight qualitative metrics include: changes in lending policies and procedures, changes in national and local economic conditions as well as business conditions, changes in the nature, complexity, and volume of the portfolio, changes in the experience, ability, and depth of lenders and lending management, changes in the volume and severity of past due and classified loans, changes in the quality of the Bank’s loan review system, changes in the value of collateral securing the loans, and changes in or the existence of credit concentrations. The adjustments are weighted for relevance before applying to each pool of loans. Each quarter, management reviews the recommended adjustment factors and applies any additional adjustments based on local and current conditions.

The Company has elected to exclude $2.0 million of accrued interest receivable as of June 30, 2024 from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income. Accrued interest on loans is reported in the accrued interest receivable and other assets line on the consolidated statements of financial condition.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and, therefore, should be individually assessed. We evaluate all commercial loans that meet the following criteria: (1) when it is determined that foreclosure is probable, (2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, (3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Credit loss estimates are calculated based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan’s original effective interest rate; 2) the loan’s observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A charge-off is recorded if the fair value of the loan is less than the loan balance.

Allowance for Credit Losses on Unfunded Loan Commitments

The Company estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Bank. The allowance for credit losses on unfunded loan commitments is included in accrued interest payable and other liabilities in the Company’s Statements of Financial Condition and is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Allowance for Credit Losses on Held to Maturity Securities

The Company accounts for its held to maturity securities in accordance with Accounting Standards Codification (ASC) 326-20, Financial Instruments – Credit Loss – Measured at Amortized Cost, which requires that the Company measure expected credit losses on held to maturity debt securities on a collective basis by major security type. The estimate of expected credit losses considers historical credit loss information that is adjusted for current economic conditions and reasonable and supportable forecasts.

9

The Company classifies its held to maturity debt securities into the following major security types: mortgage-backed securities, U.S. government agency securities and municipal bonds. Generally, the mortgage-backed securities and U.S. government agency securities are government guaranteed with a history of no credit losses and the municipal bonds are highly rated with a history of no credit losses. Credit ratings of the municipal bonds are reviewed on a quarterly basis. Based on the government guarantee, our historical experience including no credit losses, and the high credit rating of our municipal bonds, the Company determined that an allowance for credit losses on its held to maturity portfolio is not required.

Accrued interest receivable on held to maturity debt securities totaled $170 thousand as of June 30, 2024 and is included within accrued interest receivable and other assets on the Company’s Consolidated Statements of Financial Condition. This amount is excluded from the estimate of expected credit losses. Generally, held to maturity debt securities are classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When held to maturity debt securities are placed on nonaccrual status, unpaid interest credited to income is reversed against interest income.

Allowance for Credit Losses on Available for Sale Securities

The Company measures expected credit losses on available for sale debt securities when the Bank intends to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the amortized cost basis of the security is written down to fair value through income. For available for sale debt securities that do not meet the previously mentioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

The ACL on available for sale debt securities is included within securities available for sale on the Consolidated Statements of Financial Condition. Changes in the allowance for credit losses are recorded within provision for credit losses on the Consolidated Statements of Income. Losses are charged against the allowance when the Company believes the collectability of an available for sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available for sale debt securities totaled $662 thousand as of June 30, 2024 and is included within accrued interest receivable and other assets on the Company’s Consolidated Statements of Financial Condition. This amount is excluded from the estimate of expected credit losses. Generally, available for sale debt securities are classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available for sale debt securities are placed on nonaccrual status, unpaid interest credited to income is reversed against interest income.

Loan Charge-off Policies

Generally, loans are charged down to the net realizable value when the loan is 90 days past due. However, student loans that are included in consumer loans are fully charged down when the loan is 180 days past due.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

10

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives of the related assets:

Years
Office buildings and improvements	2 – 33
Furniture, fixtures, and equipment	1 – 10
Automobiles	4

Other Real Estate Owned

Real estate owned acquired in settlement of foreclosed loans is carried as a component of other assets at fair value minus estimated cost to sell. Prior to foreclosure, the estimated collectible value of the collateral is evaluated to determine whether a partial charge-off of the loan balance is necessary. After transfer to real estate owned, any subsequent write-downs are charged against other operating expenses. Direct costs incurred in the foreclosure process and subsequent holding costs incurred on such properties are recorded as expenses of current operations.

Income Taxes

Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Goodwill and Intangible Assets

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. In certain circumstances, the Company will record a gain on bargain purchase when the fair value of the net assets of the acquired company exceeds the fair value of the equity of the acquired company. When calculating goodwill or a gain on bargain purchase in accordance with FASB ASC 805-30-55-3, the Company evaluates whether the fair value of equity of the acquired company is a more reliable measure than the fair value of the equity interests transferred. The Company considers the assumptions required to calculate the fair value of equity of an acquired company using discounted cash flow models (income approach) and/or change of control premium models (market approach) which are generally based on a higher level of market participant inputs and therefore a lower level of subjectivity when compared to the assumptions required to calculate the fair value of equity interests transferred under a fair value pricing model. As a result, the Company considers the calculation of the fair value of the equity of an acquired company to be more reliable than the calculation of the fair value of the equity interests transferred. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Intangible assets consist of core deposit intangibles arising from whole bank acquisitions. These intangible assets are measured at fair value and then amortized on an accelerated method over their estimated useful lives of ten years.

Leases

The Company accounts for its leases in accordance with FASB ASC Topic 842 – Leases. Most leases are recognized on the statement of financial condition by recording a right-of-use asset and lease liability for each lease. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

As a lessee, the Company enters into operating leases for certain bank branches, office space, and office equipment. The right-of-use assets and lease liabilities are initially recognized based on the net present value of the remaining lease payments which include renewal options where the Company is reasonably certain they will be exercised. The net present value is determined using the incremental collateralized borrowing rate at commencement date. The right-of-use asset is measured at the amount of the lease liability adjusted for any prepaid rent, lease incentives and initial direct costs incurred. The right-of-use asset and lease liability is amortized over the individual lease terms. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For additional information regarding leases, see note 17 to these consolidated financial statements.

11

Stock Based Compensation

The Company accounts for stock awards and stock options granted to employees and directors based on guidance set forth in FASB ASC Topic 718 for Compensation — Stock Compensation. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common shares at the date of the grant is used for restricted shares. Compensation cost is recognized over the required service period using the straight-line method.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the Consolidated Statements of Financial Condition when they are funded.

Bank-owned Life Insurance

The Company funds the purchase of insurance policies on the lives of certain former officers and employees of the Company. The policies were purchased to help offset the increase in the costs of various fringe benefit plans, including healthcare. The Company has recognized any change in cash surrender value of life insurance in other income in the Company’s Consolidated Statements of Income.

Comprehensive Income (Loss)

The Company presents a separate financial statement of comprehensive income (loss) that includes net unrealized holding gains and losses on securities available for sale excluded from the Company’s Consolidated Statements of Income and recorded directly to stockholders’ equity.

Segment Reporting

The Company acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business, and government customers. Through its branch network, the Bank offers a full array of commercial and retail financial services, including; the taking of time, savings and demand deposits; the making of commercial and mortgage loans; and the providing of other financial services. Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassifications

Certain amounts in the previous year financial statements have been reclassified to conform to the current year presentation. These reclassifications have no impact on prior year net income or stockholders’ equity.

Recent Accounting Pronouncements Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which changes the impairment model for most financial assets. This update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be affected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. With certain exceptions, transition to the new requirements will be through a cumulative-effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. This update is effective for SEC filers that are eligible to be smaller reporting companies, non-SEC filers, and all other companies, to fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this guidance using the modified retrospective approach for all financial assets measured at amortized cost, including loans, held to maturity debt securities and unfunded commitments, as well as available for sale securities. On July 1, 2023, the Company recorded a cumulative effect decrease to retained earnings of $187 thousand, net of tax, related to loans and $39 thousand, net of tax, related to unfunded commitments. The Company determined that there was no impact to retained earnings related to available for sale or held to maturity debt securities as a result of adopting this guidance. The results reported for periods beginning on or after July 1, 2023 are presented under ASC 326, while prior period amounts continue to be reported in accordance with previously applicable accounting standards.

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The impact of the change from the incurred loss model to the current expected credit loss model is included in the table below.

	July 1, 2023
		Adoption
(Dollars in thousands)	Pre-adoption	Impact	As Reported
Assets
ACL on debt securities available for sale	$—	$—	$—
ACL on debt securities held to maturity	—	—	—
ACL on loans
Residential real estate:
1 - 4 family	486	(67)	419
Home equity and HELOCs	113	19	132
Construction -residential	214	(174)	40
Commercial real estate:
1 - 4 family investor	569	(241)	328
Multi-family (five or more)	89	(30)	59
Commercial non-residential	1,420	379	1,799
Construction and land	281	(93)	188
Commercial	82	254	336
Consumer loans	59	196	255
Liabilities
ACL on unfunded commitments	101	50	151

	$3,414	$293	$3,707

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted CECL and enhances the disclosure requirements for modifications of receivables made with borrowers experiencing financial difficulty. In addition, the amendments in this ASU require disclosure of current period gross write-offs by year of origination for financing receivables in the existing vintage disclosures. This ASU became effective on July 1, 2023 for the Company. The adoption of this ASU resulted in updated disclosures within our financial statements but otherwise did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU were issued to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These updates are not expected to have a significant impact on the Company’s financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in this ASU were issued in response to the SEC’s August 2018 final rule that updated and simplified disclosure requirements that the SEC believed were “redundant, duplicative, overlapping, outdated, or superseded.” The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. Some of the amendments introduced by the ASU are technical corrections or clarifications of the FASB’s current disclosure or presentation requirements. These updates are not expected to have a significant impact on the Company’s financial statements.

In January 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The sunset provision included in Topic 848 was based on the expectations of when LIBOR would cease being published. In March 2021, the UK Financial Conduct Authority announced that the intended cessation date of LIBOR would be June 30, 2023, which is beyond the

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established sunset date of Topic 848. In December 2023, the FASB issued ASU 2023-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this ASU provide temporary relief by deferring the sunset date provision included in Topic 848. The amendments in ASU 2023-06 defer the effective date for all entities upon issuance through December 31, 2024. These updates are not expected to have a significant impact on the Company’s financial statements.

Note 3 - Earnings Per Share

The following table presents a calculation of basic and diluted earnings per share for the years ended June 30, 2024 and 2023. Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding. The difference between common shares issued and basic average common shares outstanding, for purposes of calculating basic earnings per share, is a result of subtracting unallocated ESOP shares and unvested restricted stock shares. There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, the net income of $168 thousand and $2.8 million for the years ended June 30, 2024 and 2023, respectively, was used as the numerator. See Note 12 to these consolidated financial statements for further discussion of stock grants.

The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and diluted earnings per share computation.

	Year Ended
	June 30,
(Dollars in thousands, except share and per share amounts)	2024	2023
Basic and diluted earnings per share:
Net income	$168	$2,802
Basic average common shares outstanding	9,017,723	12,661,882
Effect of dilutive securities	57,187	30,732

Dilutive average shares outstanding	9,074,910	12,692,614
Earnings per share:
Basic	$0.02	$0.22
Diluted	$0.02	$0.22

Anti-dilutive shares are common stock equivalents with weighted average exercise prices in excess of the weighted average market value for the periods presented. There were 1,264,000 and 1,197,640 stock options that were anti-dilutive for the years ended June 30, 2024 and 2023, respectively, and were not included in the table above.

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Note 4 – Changes in and Reclassifications Out of Accumulated Other Comprehensive Loss

The following tables present the changes in the balances of each component of accumulated other comprehensive loss (“AOCL”) for the years ended June 30, 2024 and 2023. All amounts are presented net of tax.

(Dollars in thousands)
Unrealized
Losses
on Securities
Accumulated Other Comprehensive Loss(1)	Available for Sale
Balance at June 30, 2022	$(15,357)
Other comprehensive loss before reclassifications	(8,021)
Amounts reclassified from accumulated other comprehensive loss	—

Period change	(8,021)

Balance at June 30, 2023	$(23,378)
Other comprehensive income before reclassifications	1,444
Amounts reclassified from accumulated other comprehensive income	(79)

Period change	1,365

Balance at June 30, 2024	$(22,013)

(1)	All amounts are net of tax. Related income tax expense is calculated using an income tax rate of approximately 23% for both 2024 and 2023.

The following table presents reclassifications out of AOCL by component for the years ended June 30, 2024 and 2023:

(Dollars in thousands)	Amounts Reclassified from Accumulated
	Other Comprehensive Loss (1)
Details about Accumulated Other Comprehensive	Year Ended June 30,		Affected Line Item in the
Loss Components	2024	2023	Consolidated Statements of Income
Securities available for sale:
Net securities gains reclassified into net income	$102	$—	Net gain on sale of securities
Related income tax expense	(23)	—	Income tax (benefit) expense

	$79	$—

(1)	Amounts in parenthesis indicate debits.

Note 5 – Investment Securities

The amortized cost, gross unrealized gains and losses, and estimated fair value of investments in debt securities are as follows:

	June 30, 2024
		Gross	Gross	Allowance
	Amortized	Unrealized	Unrealized	for Credit	Fair
(Dollars in thousands)	Cost	Gains	Losses	Losses	Value
Available For Sale:
Mortgage-backed securities	$112,439	$20	$(17,334)	$—	$95,125
U.S. agency collateralized mortgage obligations	8,937	—	(1,737)	—	7,200
U.S. government agency securities	769	1	(77)	—	693
Municipal bonds	19,999	—	(5,030)	—	14,969
Corporate bonds	37,200	—	(4,432)	—	32,768

Total Available For Sale	$179,344	$21	$(28,610)	$—	$150,755

	June 30, 2024
		Gross	Gross		Allowance
	Amortized	Unrealized	Unrealized	Fair	for Credit
(Dollars in thousands)	Cost	Gains	Losses	Value	Losses
Held To Maturity:
Mortgage-backed securities	$87,526	$—	$(16,216)	$71,310	$—
U.S. government agency securities	5,482	—	(13)	5,469	—
Municipal bonds	48	—	—	48	—

Total Held To Maturity	$93,056	$—	$(16,229)	$76,827	$—

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	June 30, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
Available For Sale:
Mortgage-backed securities	$124,252	$21	$(17,517)	$106,756
U.S. agency collateralized mortgage obligations	10,074	—	(1,782)	8,292
U.S. government agency securities	3,881	140	(89)	3,932
Municipal bonds	20,081	—	(5,102)	14,979
Corporate bonds	37,200	—	(6,032)	31,168

Total Available For Sale	$195,488	$161	$(30,522)	$165,127

Held To Maturity:
Mortgage-backed securities	$94,648	$—	$(17,275)	$77,373
U.S. government agency securities	4,982	—	(102)	4,880
Municipal bonds	60	—	—	60

Total Held To Maturity	$99,690	$—	$(17,377)	$82,313

The Company recognized $102 thousand of gross gains on the sale of $5.6 million of investment securities during the year ended June 30, 2024. The Company did not sell any investment securities during the year ended June 30, 2023.

The amortized cost and fair value of debt securities, by contractual maturity, are shown below. Maturities for mortgage-backed securities are dependent upon the rate environment and prepayments of the underlying loans. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without penalties.

	June 30, 2024
	Available For Sale		Held To Maturity
	Amortized	Fair	Amortized	Fair
(Dollars in thousands)	Cost	Value	Cost	Value
Due in one year or less	$2	$2	$5,530	$5,517
Due after one year through five years	—	—	—	—
Due after five years through ten years	42,370	36,937	—	—
Due after ten years	136,972	113,816	87,526	71,310

	$179,344	$150,755	$93,056	$76,827

The following tables provide information on the gross unrealized losses and fair market value of the Company’s investments for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2024 and 2023:

	June 30, 2024
	Less than 12 Months		12 Months or More		Total	Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Losses	Value	Losses	Value	Losses
Available For Sale:
Mortgage-backed securities	$—	$—	$94,110	$(17,334)	$94,110	$(17,334)
U.S. agency collateralized mortgage obligations	—	—	7,200	(1,737)	7,200	(1,737)
U.S. government agency securities	—	—	556	(77)	556	(77)
Municipal bonds	—	—	14,969	(5,030)	14,969	(5,030)
Corporate bonds	—	—	32,768	(4,432)	32,768	(4,432)

	—	—	149,603	(28,610)	149,603	(28,610)

Held To Maturity:
Mortgage-backed securities	—	—	71,310	(16,216)	71,310	(16,216)
U.S. government agency securities	982	(1)	4,487	(12)	5,469	(13)

	982	(1)	75,797	(16,228)	76,779	(16,229)

	$982	$(1)	$225,400	$(44,838)	$226,382	$(44,839)

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	June 30, 2023
	Less than 12 Months		12 Months or More		Total	Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Losses	Value	Losses	Value	Losses
Available For Sale:
Mortgage-backed securities	$16,794	$(967)	$86,371	$(16,550)	$103,165	$(17,517)
U.S. agency collateralized mortgage obligations	—	—	8,292	(1,782)	8,292	(1,782)
U.S. government agency securities	—	—	943	(89)	943	(89)
Municipal bonds	—	—	14,979	(5,102)	14,979	(5,102)
Corporate bonds	10,715	(1,435)	20,453	(4,597)	31,168	(6,032)

	27,509	(2,402)	131,038	(28,120)	158,547	(30,522)

Held To Maturity:
Mortgage-backed securities	—	—	77,373	(17,275)	77,373	(17,275)
U.S. government agency securities	4,880	(102)	—	—	4,880	(102)

	4,880	(102)	77,373	(17,275)	82,253	(17,377)

	$32,389	$(2,504)	$208,411	$(45,395)	$240,800	$(47,899)

At June 30, 2024, the Company had one security in the less than 12 months loss position and 124 securities in the 12 month or greater loss position. The unrealized loss on securities is due to current interest rate levels relative to the Company’s cost. Because the unrealized losses are due to current interest rate levels relative to the Company’s cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell these investments before recovery of its amortized cost, which may be at maturity, the Company does not consider the unrealized losses to be credit losses and no allowance for credit losses is required at June 30, 2024, and the Company does not consider these investments to be other-than temporarily impaired at June 30, 2023. There were 126 investment securities that were temporarily impaired at June 30, 2023. The Company did not recognize any credit losses on these securities for the year ended June 30, 2024, or other-than temporary impairment charges for the year ended June 30, 2023.

At June 30, 2024 and 2023, $2.6 million and $2.5 million, respectively, in the carrying value of investment securities were pledged to secure municipal deposits.

Equity Securities

The Company had one equity security with a fair value of $2.0 million and $1.6 million as of June 30, 2024 and 2023, respectively. During the years ended June 30, 2024 and 2023, the Company recorded $387 thousand of unrealized gains and $629 thousand of unrealized losses, respectively, which were recorded in Unrealized gain (loss) on equity securities in the Consolidated Statements of Income.

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Note 6 – Loans

Major classifications of loans, net of deferred loan fees (costs) of $545 thousand and $653 thousand at June 30, 2024 and 2023, respectively, are summarized as follows:

	June 30, 2024		June 30, 2023
(Dollars in thousands)	Amount	Percent	Amount	Percent
Residential real estate:
1 - 4 family	$127,911	27.00%	$135,046	28.08%
Home equity and HELOCs	30,767	6.50	32,684	6.79
Construction -residential	8,802	1.86	9,113	1.90
Commercial real estate:
1 - 4 family investor	92,284	19.49	98,160	20.41
Multi-family (five or more)	15,619	3.30	15,281	3.18
Commercial non-residential	158,481	33.46	157,555	32.77
Construction and land	22,687	4.79	15,584	3.24
Commercial	15,090	3.19	15,433	3.21
Consumer loans	1,920	0.41	2,000	0.42

Total Loans	473,561	100.00%	480,856	100.00%

Allowance for credit losses	(2,989)		(3,313)

Net Loans	$470,572		$477,543

Mortgage loans serviced for others are not included in the accompanying Consolidated Statements of Financial Condition. The total amount of loans serviced for the benefit of others was approximately $11.2 million and $12.5 million at, June 30, 2024 and 2023, respectively. The Bank retained the related servicing rights for the loans that were sold and receives a 25 basis point servicing fee from the purchasers of the loans. Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advances from borrowers for taxes and insurance.

Commercial non-residential loans include shared national credits, which are participations in loans or loan commitments of at least $20.0 million that are shared by three or more banks. As of June 30, 2023, the Company had one shared national credit loan commitment for $12.5 million with no balance outstanding and that is a purchased participation classified as pass rated and all payments are current and the loan is performing in accordance with its contractual terms. This shared national credit loan commitment was closed during the three months ended December 31, 2023. The Company’s accounting policies for shared national credits, including our charge off and reserve policy, are consistent with the significant accounting policies disclosed in our financial statements for the Company’s total loan portfolio. Shared national credits are subject to the same underwriting guidelines as loans originated by the Company and are subject to annual reviews where the risk rating of the loan is evaluated. Additionally, the Company obtains quarterly financial information and performs a financial analysis on a regular basis to ensure that the borrower can comply with the financial terms of the loan. The information used in the analysis is provided by the borrower through the agent bank.

Allowance for Credit Losses. As previously discussed in the “Recent Accounting Pronouncements” section of Note 2 “Summary of Significant Accounting Policies,” the Company adopted the provisions of ASU 2016-13, Financial Instruments— Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires estimated credit losses on loans to be determined based on an expected life of loan model, as compared to an incurred loss model (in effect for periods prior to July 1, 2023). Accordingly, the allowance for credit losses disclosures subsequent to July 1, 2023 are not always comparable to prior dates. In addition, certain new disclosures required under ASU 2016-13 are not applicable to prior periods. As a result, the following tables present disclosures separately for each period, where appropriate. New disclosures required under ASU 2016-13 and ASU 2022-02 are only shown for the current period. Please refer to Note 2 “Summary of Significant Accounting Policies” for a summary of the impact of adopting the provisions of ASU 2016-13 on July 1, 2023.

The following tables set forth the allocation of the Bank’s allowance for credit losses by loan category at the dates indicated. The portion of the credit loss allowance allocated to each loan category does not represent the total available for future losses which may occur within the loan category since the total credit loss allowance is a valuation allocation applicable to the entire loan portfolio. The Company generally charges-off the collateral or discounted cash flow deficiency on all loans at 90 days past due and all loans rated substandard or worse that are 90 days past due.

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The following table presents by portfolio segment, the changes in the allowance for credit losses and the recorded investment in loans for the years ended June 30, 2024 and 2023, respectively:

June 30, 2024	Residential real estate:			Commercial real estate:
		Home Equity	Construction-	1 - 4 family	Multi-family	Commercial	Construction
(Dollar amounts in thousands)	1 - 4 family	and HELOCs	residential	investor	(five or more)	non-residential	and land	Commercial	Consumer	Total
Allowance for credit losses:
Beginning balance	$486	$113	$214	$569	$89	$1,420	$281	$82	$59	$3,313
Impact of adopting ASU 2016-13	(67)	19	(174)	(241)	(30)	379	(93)	254	196	243
Charge-offs	—	—	—	—	—	—	—	—	(13)	(13)
Recoveries	—	—	—	—	—	—	—	—	29	29
Provision	(94)	(32)	(9)	(60)	(27)	(266)	(41)	(32)	(22)	(583)

Ending Balance	$325	$100	$31	$268	$32	$1,533	$147	$304	$249	$2,989

Allowance ending balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	325	100	31	268	32	1,533	147	304	249	2,989

Total allowance	$325	$100	$31	$268	$32	$1,533	$147	$304	$249	$2,989

Loans receivable ending balance:
Individually evaluated for impairment	$1,221	$426	$—	$1,007	$194	$337	$—	$—	$126	$3,311
Collectively evaluated for impairment	126,690	30,341	8,802	91,277	15,425	158,144	22,687	15,090	1,794	470,250

Total portfolio	$127,911	$30,767	$8,802	$92,284	$15,619	$158,481	$22,687	$15,090	$1,920	$473,561

June 30, 2023	Residential real estate:			Commercial real estate:
		Home Equity	Construction-	1 - 4 family	Multi-family	Commercial	Construction
(Dollar amounts in thousands)	1 - 4 family	and HELOCs	residential	investor	(five or more)	non-residential	and land	Commercial	Consumer	Total
Allowance for credit losses:
Beginning balance	$506	$113	$386	$527	$110	$1,451	$166	$100	$50	$3,409
Charge-offs	(79)	—	—	—	—	—	—	—	(32)	(111)
Recoveries	—	—	—	—	—	—	—	—	15	15
Provision	59	—	(172)	42	(21)	(31)	115	(18)	26	—

Ending Balance	$486	$113	$214	$569	$89	$1,420	$281	$82	$59	$3,313

Allowance ending balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	486	113	214	569	89	1,420	281	82	59	3,313

Total allowance	$486	$113	$214	$569	$89	$1,420	$281	$82	$59	$3,313

Loans receivable ending balance:
Individually evaluated for impairment	$1,209	$182	$—	$832	$251	$778	$—	$—	$—	$3,252
Collectively evaluated for impairment	78,237	19,689	9,113	84,891	14,781	142,098	15,584	14,976	643	380,012
Acquired non-credit impaired loans (1)	55,528	12,813	—	12,437	249	14,679	—	457	1,357	97,520
Acquired credit impaired loans (2)	72	—	—	—	—	—	—	—	—	72

Total portfolio	$135,046	$32,684	$9,113	$98,160	$15,281	$157,555	$15,584	$15,433	$2,000	$480,856

(1)	Acquired non-credit impaired loans are evaluated collectively, excluding loans that have subsequently moved to non-accrual status which are individually evaluated for impairment.
(2)	Acquired credit impaired loans are evaluated on an individual basis.

During the year ended June 30, 2024, and exclusive of the impact of the adoption of ASU 2016-13, the changes in the provision for credit losses for each portfolio of loans were primarily due to fluctuations in the outstanding balance of each portfolio of loans collectively evaluated for impairment. The overall decrease in the allowance during the year ended June 30, 2024 can be primarily attributed to consistently low levels of net charge-offs, strong asset quality metrics and continued conservative lending practices.

During the year ended June 30, 2023, the changes in the provision for credit losses for each portfolio of loans were primarily due to fluctuations in the outstanding balance of each portfolio of loans collectively evaluated for impairment. Specifically, we experienced significant growth in our commercial construction and land loan portfolio during the year ended June 30, 2023 and a corresponding increase in the provision for credit losses for this portfolio. The overall decrease in the allowance during the year ended June 30, 2023 can primarily be attributed to improved credit quality metrics, including continued low levels of net charge-offs and a decrease in non-performing assets.

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Under the provisions of ASU 2016-13, loans evaluated individually for impairment consist of non-accrual loans. Under the incurred loss model in effect prior to the adoption of ASU 2016-13, loans evaluated individually for impairment were referred to as impaired loans.

Credit Quality Information

The following tables represent credit exposures by internally assigned grades for the years ended June 30, 2024 and 2023, respectively, that management uses to monitor the credit quality of the overall loan portfolio. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. All loans greater than 90 days past due are considered Substandard. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

The Bank has a structured loan rating process with several layers of internal and external oversight to help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed. Generally, consumer and residential mortgage loans are included in the Pass category unless a specific action, such as nonperformance, repossession, or death occurs to raise awareness of a possible credit event. The Company’s Credit Department is responsible for the timely and accurate risk rating of the loans on an ongoing basis. Every credit which must be approved by Loan Committee or the Board of Directors is assigned a risk rating at time of consideration. The Credit Department also annually reviews commercial relationships of $500,000 or greater to assign or re-affirm risk ratings.

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The following tables set forth the amounts of the portfolio of classified asset categories for the commercial loan portfolios at June 30, 2024 and 2023:

	June 30, 2024
	Term Loans Amortized Cost Basis by Origination Fiscal Year						Revolving Loans	Revolving Loans
							Amortized	Converted
	2024	2023	2022	2021	2020	Prior	Cost Basis	to Term	Total
1 - 4 family investor
Pass	$3,852	$10,948	$6,228	$17,462	$11,855	$36,635	$2,702	$706	$90,388
Special Mention	—	—	—	—	—	889	—	—	889
Substandard	—	—	930	—	—	77	—	—	1,007
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—

Total 1 - 4 family investor	$3,852	$10,948	$7,158	$17,462	$11,855	$37,601	$2,702	$706	$92,284

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Multi-family (five or more)
Pass	$331	$1,307	$1,310	$4,072	$5,508	$2,897	$—	$—	$15,425
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	194	—	—	194
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—

Total Multi-family	$331	$1,307	$1,310	$4,072	$5,508	$3,091	$—	$—	$15,619

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial non-residential
Pass	$11,970	$20,964	$59,973	$30,013	$15,668	$19,465	$—	$91	$158,144
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	319	—	18	—	—	337
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—

Total Commercial non-residential	$11,970	$20,964	$59,973	$30,332	$15,668	$19,483	$—	$91	$158,481

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Construction and land
Pass	$4,341	$5,797	$10,501	$—	$—	$2,048	$—	$—	$22,687
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—

Total Construction and land	$4,341	$5,797	$10,501	$—	$—	$2,048	$—	$—	$22,687

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial
Pass	$593	$6,914	$7,367	$—	$14	$202	$—	$—	$15,090
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—

Total Commercial	$593	$6,914	$7,367	$—	$14	$202	$—	$—	$15,090

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Information presented in the table above is not required for periods prior to the adoption of ASU 2016-13. The following table presents more comparable information from the prior period, including internal credit risk ratings by loan class segments.

21

	June 30, 2023
	Commercial Real Estate
	1 - 4 family			Construction
	investor	Multi-family	Non-residential	and land	Commercial	Total
Pass	$96,097	$15,030	$156,777	$15,584	$15,433	$298,921
Special Mention	1,231	—	—	—	—	1,231
Substandard	832	251	778	—	—	1,861
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Ending Balance	$98,160	$15,281	$157,555	$15,584	$15,433	$302,013

The Company monitors the credit risk profile by payment activity for residential and consumer loans. Generally, residential and consumer loans on nonaccrual status and 90 or more days past due and accruing are considered non-performing and are reviewed monthly. The following tables set forth the amounts of the portfolio that are not rated by class of loans for the residential and consumer loan portfolios at June 30, 2024 and 2023:

	June 30, 2024
	Term Loans Amortized Cost Basis by Origination Fiscal Year						Revolving Loans	Revolving Loans
							Amortized	Converted
	2024	2023	2022	2021	2020	Prior	Cost Basis	to Term	Total
1 - 4 family residential
Performing	$11,987	$7,765	$13,307	$15,162	$8,412	$70,057	$—	$—	$126,690
Non-performing	—	—	—	—	—	1,221	—	—	1,221

Total 1 - 4 family residential	$11,987	$7,765	$13,307	$15,162	$8,412	$71,278	$—	$—	$127,911

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Home equity & HELOCs
Performing	$1,685	$2,164	$474	$859	$576	$4,595	$18,333	$1,655	$30,341
Non-performing	—	—	—	—	—	—	381	45	426

Total Home equity & HELOCs	$1,685	$2,164	$474	$859	$576	$4,595	$18,714	$1,700	$30,767

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Construction residential
Performing	$5,180	$2,510	$105	$1,007	$—	$—	$—	$—	$8,802
Non-performing	—	—	—	—	—	—	—	—	—

Total construction residential	$5,180	$2,510	$105	$1,007	$—	$—	$—	$—	$8,802

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Consumer
Performing	$123	$116	$45	$—	$3	$1,507	$—	$—	$1,794
Non-performing	—	—	—	—	—	126	—	—	126

Total Consumer	$123	$116	$45	$—	$3	$1,633	$—	$—	$1,920

Current period gross charge-offs	$—	$—	$—	$—	$—	$13	$—	$—	$13

Information presented in the table above is not required for periods prior to the adoption of ASU 2016-13.

The following table presents more comparable information from the prior period, including a disclosure of performing and non-performing loans by loan class segments.

22

June 30, 2023
	Residential Real Estate
		Home equity &
	1 - 4 family	HELOCs	Construction	Consumer	Total
Performing	$132,956	$32,684	$9,113	$1,918	$176,671
Non-performing	2,090	—	—	82	2,172

	$135,046	$32,684	$9,113	$2,000	$178,843

Loan Delinquencies and Non-accrual Loans

Management further monitors the performance and credit quality of the loan portfolio by analyzing the length of time a recorded payment is past due. The following are tables which include an aging analysis of the recorded investment of past due loans as of June 30, 2024 and 2023. All non-accrual loans included in the tables below do not have an associated allowance for credit losses because any impairment is charged-off at the time the loan moves to non-accrual status. As of June 30, 2024, $3.2 million of the non-accrual loans included in the table below are secured by real estate and $126 thousand are unsecured.

	Aged Analysis of Past Due and Non-accrual Loans
	As of June 30, 2024
							Recorded	Recorded
							Investment	Investment
	30 - 59 Days	60 - 89 Days	90 Days	Total Past		Total Loans	>90 Days and	Loans on
(Dollar amounts in thousands)	Past Due	Past Due	Or Greater	Due	Current	Receivable	Accruing	Non-Accrual
Residential real estate:
1 - 4 family	$153	$539	$162	$854	$127,057	$127,911	$—	$1,221
Home equity and HELOCs	49	—	—	49	30,718	30,767	—	426
Construction - residential	—	—	—	—	8,802	8,802	—	—
Commercial real estate:
1 - 4 family investor	85	930	—	1,015	91,269	92,284	—	1,007
Multi-family	—	—	—	—	15,619	15,619	—	194
Commercial non-residential	60	—	337	397	158,084	158,481	—	337
Construction and land	—	—	—	—	22,687	22,687	—	—
Commercial	—	—	—	—	15,090	15,090	—	—
Consumer	—	—	18	18	1,902	1,920	—	126

Total	$347	$1,469	$517	$2,333	$471,228	$473,561	$—	$3,311

	Aged Analysis of Past Due and Non-accrual Loans
	As of June 30, 2023
								Recorded	Recorded
					Acquired			Investment	Investment
	30 - 59 Days	60 - 89 Days	90 Days	Total Past	Credit		Total Loans	>90 Days and	Loans on
(Dollar amounts in thousands)	Past Due	Past Due	Or Greater	Due	Impaired	Current	Receivable	Accruing	Non-Accrual
Residential real estate:
1 - 4 family	$290	$457	$567	$1,314	$72	$133,660	$135,046	$—	$2,090
Home equity and HELOCs	—	—	—	—	—	32,684	32,684	—	—
Construction - residential	—	—	—	—	—	9,113	9,113	—	—
Commercial real estate:
1 - 4 family investor	—	752	—	752	—	97,408	98,160	—	832
Multi-family	251	—	—	251	—	15,030	15,281	—	251
Commercial non-residential	—	322	778	1,100	—	156,455	157,555	—	778
Construction and land	—	—	—	—	—	15,584	15,584	—	—
Commercial	—	—	—	—	—	15,433	15,433	—	—
Consumer	—	13	—	13	—	1,987	2,000	—	82

Total	$541	$1,544	$1,345	$3,430	$72	$477,354	$480,856	$—	$4,033

Interest income on non-accrual loans would have increased by approximately $167 thousand and $192 thousand during the years ended June 30, 2024 and 2023, respectively, if these loans had performed in accordance with their terms.

Impaired Loans – Prior to the Adoption of ASU 2016-13

Management considers commercial loans and commercial real estate loans which are 90 days or more past due to be impaired. Larger commercial loans and commercial real estate loans which are 60 days or more past due are selected for impairment testing in accordance with GAAP. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance for loan losses.

The following tables include the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable, at June 30, 2023.

23

June 30, 2023
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
(Dollars in thousands)	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
1-4 family residential real estate	$1,209	$1,302	$—	$1,780	$—
Home equity and HELOCs	182	182	—	325	20
Construction residential	—	—	—	—	—
1 - 4 family investor commercial real estate	832	850	—	179	1
Multi-family	251	283	—	277	—
Commercial non-residential	778	783	—	1,042	19
Construction and land	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
With an allowance recorded:
1-4 family residential real estate	$—	$—	$—	$—	$—
Home equity and HELOCs	—	—	—	—	—
Construction residential	—	—	—	—	—
1 - 4 family investor commercial real estate	—	—	—	—	—
Multi-family	—	—	—	—	—
Commercial non-residential	—	—	—	—	—
Construction and land	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
Total:
1-4 family residential real estate	$1,209	$1,302	$—	$1,780	$—
Home equity and HELOCs	182	182	—	325	20
Construction residential	—	—	—	—	—
1 - 4 family investor commercial real estate	832	850	—	179	1
Multi-family	251	283	—	277	—
Commercial non-residential	778	783	—	1,042	19
Construction and land	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—

The impaired loans table above includes accruing loans with terms that have been modified to borrowers experiencing financial difficulty in the amount of $182 thousand that are performing in accordance with their modified terms. The Company recognized $38 thousand of interest income on accruing loans with terms that have been modified to borrowers experiencing financial difficulty during the year ended June 30, 2023. The table above does not include $72 thousand of loans acquired with deteriorated credit quality, which have been recorded at their fair value at acquisition.

Generally, the Bank will charge-off the collateral or discounted cash flow deficiency on all impaired loans. Interest income that would have been recorded for the year ended June 30, 2023, had impaired loans been current according to their original terms, amounted to $104 thousand.

Concentration of Credit Risk

The Company’s primary business activity as of June 30, 2024 was with customers throughout the Delaware Valley through twelve full-service branch offices located in Bucks and Philadelphia Counties in Pennsylvania, as well as Burlington, Camden, and Mercer Counties in New Jersey. Accordingly, the Company has extended credit primarily to residential borrowers and commercial entities in this area whose ability to repay their loans is influenced by the region’s economy.

As of June 30, 2024, the Company considered its concentration of credit risk to be acceptable. As of June 30, 2024, commercial real estate loans secured by retail space totaled approximately $61.9 million, or 13.1% of total loans, and were comprised of $50.9 million of non-owner-occupied properties and $11.0 million of owner-occupied properties. The Company’s non-owner occupied commercial real estate loans that are secured by retail space have high occupancy rates with longstanding tenants.

24

Loans with Modified Terms to Borrowers Experiencing Financial Difficulty

During the year ended June 30, 2024, there were no loans modified to borrowers experiencing financial difficulty. During the year ended June 30, 2023, there were no loans modified that were identified as a troubled debt restructuring (“TDR”) and there were no TDRs that subsequently defaulted within twelve months of modification.

Note 7 – Premises and Equipment

The components of premises and equipment are as follows as of June 30, 2024 and 2023:

(Dollars in thousands)	June 30, 2024	June 30, 2023
Land	$1,441	$1,778
Office buildings and improvements	7,921	9,080
Furniture, fixtures and equipment	2,293	2,273
Automobiles	58	58

	11,713	13,189
Accumulated depreciation	(4,527)	(4,135)

	$7,186	$9,054

Depreciation expense amounted to $772 thousand and $1.0 million for the years ended June 30, 2024 and 2023, respectively. During the year ended June 30, 2024, the Company transferred one property with a total carrying value of $1.3 million to the held for sale classification reported in the accrued interest receivable and other assets line on the consolidated statements of financial condition. The Company intends to sell this property by December 31, 2024.

Note 8 – Goodwill and Intangibles

The goodwill and intangible assets arising from acquisitions is accounted for in accordance with the accounting guidance in FASB ASC Topic 350 for Intangibles — Goodwill and Other. The Company recorded goodwill of $4.9 million and core deposit intangibles of $1.4 million in connection with the acquisition of Audubon. The Company also recorded core deposit intangibles totaling $65 thousand and $197 thousand in connection with the acquisitions of Fidelity and Washington, respectively. As of June 30, 2024 and 2023, the other intangibles consisted of $356 thousand and $519 thousand, respectively, of core deposit intangibles, which are amortized over an estimated useful life of ten years.

The Company performs its annual impairment evaluation on June 30 or more frequently if events and circumstances indicate that the fair value of the banking unit is less than its carrying value. During the year ended June 30, 2024, the Company included considerations of the current economic environment in its evaluation, and determined that it is not more likely than not that the carrying value of goodwill is impaired. No goodwill impairment exists during the year ended June 30, 2024.

25

Goodwill and other intangibles at June 30, 2024 and 2023, are summarized as follows:

(Dollars in thousands)	Goodwill	Core Deposit Intangibles
Balance, July 1, 2022	$4,858	$712
Adjustments:
Additions	—	—
Amortization	—	(193)

Balance, June 30, 2023	$4,858	$519
Adjustments:
Additions	—	—
Amortization	—	(163)

Balance, June 30, 2024	$4,858	$356

The following tables summarize amortizing intangible assets at June 30, 2024 and 2023:

	June 30, 2024
		Accumulated
(Dollars in thousands)	Gross	Amortization	Net
Core deposit intangibles	$1,694	$(1,338)	$356

	June 30, 2023
		Accumulated
(Dollars in thousands)	Gross	Amortization	Net
Core deposit intangibles	$1,694	$(1,175)	$519

Aggregate amortization expense was $163 thousand and $193 thousand for the years ended June 30, 2024 and 2023, respectively. Amortization expense for the next five years and thereafter is expected to be as follows:

(Dollars in thousands) For the year ended June 30,	Expense
2025	$132
2026	101
2027	70
2028	40
2029	9
2030 and thereafter	4

$356

Note 9 – Deposits

Deposits and their respective weighted-average interest rates consist of the following major classifications as of June 30, 2024 and 2023:

	June 30, 2024		June 30, 2023
		Weighted		Weighted
(Dollars in thousands)	Amount	Average Rate	Amount	Average Rate
Non-interest bearing checking	$64,627	—%	$60,872	—%
Interest bearing checking	132,927	1.27	116,700	0.91
Money market accounts	176,422	3.13	208,020	2.77
Savings and club accounts	82,173	0.05	90,291	0.05
Certificates of deposit	173,661	3.56	159,377	2.30

	$629,810	2.13%	$635,260	1.66%

26

Time deposit accounts outstanding as of June 30, 2024 mature as follows:

(In thousands)	June 30, 2024
Twelve months ending:
2025	$154,301
2026	7,766
2027	5,044
2028	3,711
2029	2,408
Thereafter	431

$173,661

The aggregate amount of certificates of deposit accounts in denominations of $250 thousand or more totaled $29.3 million and $17.8 million at June 30, 2024 and 2023, respectively.

Note 10 – Borrowings

The Bank is a member of the FHLB system, which consists of 11 regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. The Bank has a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $287.3 million at June 30, 2024. Advances from the FHLB of Pittsburgh consisted of $48.0 million and $34.0 million of fixed rate short-term borrowings at June 30, 2024 and 2023, respectively. FHLB advances are secured by qualifying assets of the Bank, which include Federal Home Loan Bank stock and loans. The Bank had $415.9 million and $427.2 million of loans pledged as collateral as of June 30, 2024 and 2023, respectively. The Bank, as a member of the FHLB of Pittsburgh, is required to acquire and hold shares of capital stock in that FHLB. The Bank was in compliance with the requirements for the FHLB of Pittsburgh with an investment of $2.8 million and $2.3 million at June 30, 2024 and 2023, respectively.

Contractual maturities and the associated weighted average interest rate of FHLB advances at June 30, 2024 are presented in the table below. As of June 30, 2024, the interest rates on the $48.0 million of FHLB advances ranged from 5.64% to 5.67%.

	June 30, 2024
(Dollars in thousands)		Weighted
Twelve months ending:	Amount	Average Rate
2025	$48,000	5.65%

Total FHLB advances	$48,000	5.65%

As of June 30, 2024, the Bank had $8.8 million of loans pledged as collateral to secure a $3.6 million overnight line of credit with the Federal Reserve Bank. As of June 30, 2023, the Bank had $10.2 million of loans pledged as collateral to secure a $3.7 million overnight line of credit with the Federal Reserve Bank. There was no outstanding balance for the overnight line of credit with the Federal Reserve Bank as of June 30, 2024 and 2023. In addition, as of June 30, 2024 and 2023, the Bank had $10.0 million of available credit from the Atlantic Community Bankers Bank to purchase federal funds.

Note 11 — Income Taxes

The components of income tax expense (benefit) for the years ended June 30, 2024 and 2023 are as follows:

	Year end June 30,
(Dollars in thousands)	2024	2023
Federal:
Current	$(61)	$(430)
Deferred	(399)	570

	(460)	140
State, current	2	60

	$(458)	$200

A reconciliation of the statutory federal income tax at a rate of 21.0% in 2024 and 2023 to the income tax expense included in the consolidated statements of income is as follows:

27

	Year ended June 30,
	2024		2023
		% of		% of
		Pretax		Pretax
(Dollars in thousands)	Amount	Loss	Amount	Income
Federal income tax at statutory rate	$(61)	21.0%	$630	21.0%
State tax, net of federal benefit	2	(0.7)	47	1.6
Bank owned-life insurance	(261)	90.0	(232)	(7.7)
Income tax benefit	—	—	(211)	(7.1)
Other	(138)	47.6	(34)	(1.1)

	$(458)	157.9%	$200	6.7%

Income tax expense for the year ended June 30, 2023 included a $211 thousand one-time income tax benefit related to refunds received associated with the carryback of net operating losses under the CARES Act.

Items that gave rise to significant portions of deferred tax assets and liabilities are as follows:

	June 30,
(Dollars in thousands)	2024	2023
Deferred tax assets:
Loan origination fees	$125	$150
Allowance for credit losses	687	762
Deferred director’s fees	253	261
Deferred compensation	357	357
Purchase accounting adjustments	423	499
NOL carry forward	727	231
Net unrealized loss on securities	6,575	6,983
Stock based compensation	428	234
Other	282	344

Total deferred tax assets	9,857	9,821
Deferred tax liabilities:
Premises and equipment	(271)	(336)

Total deferred tax liabilities	(271)	(336)

Net deferred tax asset	$9,586	$9,485

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the allowance for credit losses and loan fees are recognized in different periods for financial reporting and tax return purposes. As of June 30, 2024, the Company has a $3.5 million net operating loss carryforward that will begin to expire by December 31, 2033. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized.

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Accounting literature also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. In accordance with GAAP, interest or penalties incurred for income taxes will be recorded as a component of other expenses. There are no material uncertain tax positions at June 30, 2024 or 2023. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations by taxing authorities for years before 2020.

Retained earnings included $2.8 million at June 30, 2024 and 2023, respectively, for which no provision for federal income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue

28

Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The Act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

Note 12 – Stock Based Compensation

Stock-based compensation is accounted for in accordance with FASB ASC Topic 718 for Compensation — Stock Compensation. The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period, using the straight-line method. However, consistent with the guidance, the amount of stock-based compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date. As a result, it may be necessary to recognize the expense using a ratable method.

On May 10, 2022, the shareholders of the Company approved the William Penn Bancorporation 2022 Equity Incentive Plan (the “Plan”). The Plan provides for the issuance of up to 1,769,604 shares (505,601 restricted stock awards and 1,264,003 stock options) of William Penn Bancorporation common stock.

Under the Plan, the Company has granted 505,600 shares of restricted stock, net of forfeitures, with a weighted average grant date fair value of $11.71 per share. To fund the grant of restricted common stock, the Company issued shares from authorized but unissued shares. Restricted shares granted under the Plan vest in equal installments over a five year period. Compensation expense related to the restricted shares is recognized ratably over the vesting period in an amount which totals the market price of the Company’s stock at the grant date. The expense recognized for the restricted shares for each of the years ended June 30, 2024 and 2023 was $1.1 million. The expected future compensation expense related to the 313,989 non-vested restricted shares outstanding at June 30, 2024 was $3.5 million over a weighted average period of 3.02 years. The expected future compensation expense related to the 383,258 non-vested restricted shares outstanding at June 30, 2023 was $4.3 million over a weighted average period of 3.88 years.

The following is a summary of the Company’s restricted stock activity during the year ended June 30, 2024:

Summary of Non-vested Restricted Stock Award Activity	Number of Shares	Weighted Average Grant Price
Non-vested Restricted Stock Awards outstanding July 1, 2023	383,258	$11.66
Issued	26,544	12.44
Vested	(95,813)	11.66
Forfeited	—	—

Non-vested Restricted Stock Awards outstanding June 30, 2024	313,989	$11.73

The following is a summary of the Company’s restricted stock activity during the year ended June 30, 2023:

Summary of Non-vested Restricted Stock Award Activity	Number of Shares	Weighted Average Grant Price
Non-vested Restricted Stock Awards outstanding July 1, 2022	492,960	$11.67
Issued	—	—
Vested	(95,798)	11.66
Forfeited	(13,904)	11.82

Non-vested Restricted Stock Awards outstanding June 30, 2023	383,258	$11.66

The fair value of the 95,813 shares that vested during the year ended June 30, 2024 was $1.2 million. The fair value of the 95,798 shares that vested during the year ended June 30, 2023 was $914 thousand.

Under the Plan, the Company granted 1,264,000 stock options, net of forfeitures, with a weighted average grant date fair value of $3.24 per share. Stock options granted under the Plan vest in equal installments over a five year period. Stock options were granted at a weighted average exercise price of $11.71, which represents the fair value of the Company’s common stock price on the grant date based on the closing market price, and have an expiration period of 10 years. The fair value of stock options granted was valued using the Black-Scholes option pricing model using the following weighted average assumptions: expected life of 6.5 years, risk-free rate of return of 2.98%, volatility of 24.60%, and a dividend yield of 1.02%. Compensation expense recognized for the stock options for the years ended June 30, 2024 and 2023 was $796 thousand and $771 thousand, respectively. The expected future compensation expense related to the 1,264,000 stock options outstanding at June 30, 2024 was $2.4 million over a weighted average period of 3.02 years. The expected future compensation expense related to the 1,197,640 stock options outstanding at June 30, 2023 was $3.0 million over a weighted average period of 3.88 years.

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The following is a summary of the Company’s stock option activity during the year ended June 30, 2024:

Summary of Stock Option Activity	Number of Options	Weighted Exercise Price per Shares
Beginning balance July 1, 2023	1,197,640	$11.66
Granted	66,360	12.44
Exercised	—	—
Forfeited	—	—
Expired	—	—

Ending balance June 30, 2024	1,264,000	$11.71

The following is a summary of the Company’s stock option activity during the year ended June 30, 2023:

Summary of Stock Option Activity	Number of Options	Weighted Exercise Price per Shares
Beginning balance July 1, 2022	1,232,400	$11.67
Granted	—	—
Exercised	—	—
Forfeited	(34,760)	11.82
Expired	—	—

Ending balance June 30, 2023	1,197,640	$11.66

The weighted average remaining contractual term was approximately 7.97 years and there was no aggregate intrinsic value for options outstanding as of June 30, 2024. As of June 30, 2024, exercisable options totaled 479,056 with an average weighted exercise of price of $11.66 per share, a weighted average remaining contractual term of approximately 7.88 years, and no aggregate intrinsic value. The weighted average remaining contractual term was approximately 8.88 years and there was no aggregate intrinsic value for options outstanding as of June 30, 2023. As of June 30, 2023, exercisable options totaled 239,528 with an average weighted exercise of price of $11.66 per share, a weighted average remaining contractual term of approximately 8.88 years, and no aggregate intrinsic value.

Note 13 – Employee and Director Benefit Plans

401(k) Plan

The Bank has a savings plan qualified under Section 401(k) of the Internal Revenue Code which covers substantially all of its employees. Employees can contribute up to 50% of gross pay and the Bank matches 100% of such contributions up to 6%. The Company recorded $442 thousand and $421 thousand of expense associated with the 401(k) plan during the years ended June 30, 2024 and 2023, respectively.

Employee Stock Ownership Plan (“ESOP”)

The Company offers ESOP benefits to employees who meet certain eligibility requirements. In connection with the second-step conversion offering, and as previously disclosed, the William Penn Bank ESOP trustees subscribed for, and intended to purchase, on behalf of the ESOP, 8% of the shares of the Company common stock sold in the offering and to fund its stock purchase through a loan from the Company equal to 100% of the aggregate purchase price of the common stock. As previously disclosed, as a result of the second-step conversion offering being oversubscribed in the first tier of subscription priorities, the ESOP trustees were unable to purchase shares of the Company’s common stock in the second-step conversion offering. Subsequent to the completion of the second-step conversion on March 24, 2021, the ESOP trustees purchased 881,130 shares, or $10.1 million, of the Company’s common stock in the open market.

In connection with the purchase of the shares, the ESOP borrowed $10.1 million from the Company at a fixed interest rate of 3.25% with a twenty-five-year term to fund the purchase of 881,130 shares. The Company makes annual contributions to the ESOP equal to the ESOP’s debt service or equal to the debt service less the dividends received by the ESOP on unallocated shares. Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are allocated among the participants on

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the basis of compensation, as described by the ESOP, in the year of allocation. The ESOP shares pledged as collateral are reported as unearned ESOP shares in the Company’s consolidated statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized $424 thousand and $395 thousand of ESOP expense associated with the release of shares from collateral during the years ended June 30, 2024 and 2023, respectively.

	June 30,
	2024	2023
Allocated shares	240,172	219,141
Shares committed to be released	17,479	17,479
Unreleased shares	766,027	801,272

Total ESOP shares	1,023,678	1,037,892

Fair value of unreleased shares	$8,732,708	$8,132,911

Directors Retirement Plan

The Bank has a retirement plan for the directors of the Bank. Upon retirement, a director who agrees to serve as a consulting director to the Bank will receive a monthly benefit amount for a period of up to 120 months. The plan was amended in October 2017 to allow credit for service as a director while also serving as an employee. The Company recognized expense of $52 thousand and a credit of $45 thousand for these benefits in its Consolidated Statements of Income for the years ended June 30, 2024 and 2023, respectively. At both June 30, 2024 and 2023, approximately $1.6 million had been accrued under this plan.

Director Deferred Compensation Plan

The Bank has deferred compensation plans for certain directors of the Bank whereby they can elect to defer their directors’ fees. Under the plans’ provisions, benefits which accrue at the Bank’s highest certificate of deposit rate will be payable upon retirement, death, or permanent disability. The Company recognized $40 thousand and $21 thousand of interest expense for these benefits in its Consolidated Statements of Income during the years ended June 30, 2024 and 2023, respectively. At both June 30, 2024 and 2023, approximately $1.1 million had been accrued for this benefit plan.

Note 14 – Commitments and Contingencies

The Company leases several offices as part of its regular business operations. Please refer to note 17 to these consolidated financial statements for further detail regarding the Company’s operating lease commitments. Please refer to note 2 to these consolidated financial statements for further detail regarding the how the Company estimates expected credit losses on unfunded loan commitments. In addition, the Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Company’s consolidated statements of financial condition.

A summary of the Company’s loan commitments is as follows as of June 30, 2024 and 2023:

	June 30,
(Dollars in thousands)	2024	2023
Commitments to extend credit	$15,676	$6,877
Unfunded commitments under lines of credit	65,705	75,372
Standby letters of credit	86	86

Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have 90-day fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but primarily includes residential and commercial real estate.

Periodically, there have been other various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which it holds security interests, claims involving the making and servicing of real property loans and other issues incident to its business. The Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on its financial condition, results of operations or cash flows.

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Note 15 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (described below) of tangible and core capital to total adjusted assets and of total capital to risk-weighted assets.

As of June 30, 2024, the most recent notification from the regulators categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action.

Federal banking agencies have established an optional “community bank leverage ratio” of between 8% to 10% tangible equity to average total consolidated assets for qualifying institutions with assets of less than $10 billion of assets. Institutions with capital meeting the specified requirement and electing to follow the alternative framework would be deemed to comply with the applicable regulatory capital requirements, including the risk-based requirements and would be considered well-capitalized under the prompt corrective action framework. In April 2020, the Federal banking regulatory agencies modified the original Community Bank Leverage Ratio (“CBLR”) framework and provided that, as of the second quarter 2020, a banking organization with a leverage ratio of 8 percent or greater and that meets the other existing qualifying criteria may elect to use the community bank leverage ratio framework. The modified rule also states that the community bank leverage ratio requirement will be greater than 8 percent for the second through fourth quarters of calendar year 2020, greater than 8.5 percent for calendar year 2021, and greater than 9 percent thereafter. The transition rule also maintains a two-quarter grace period for a qualifying community banking organization whose leverage ratio falls no more than 100 basis points below the applicable community bank leverage ratio requirement.

As of June 30, 2024	Actual		CBLR Framework Requirement
(Dollars in thousands except for ratios)	Amount	Ratio	Amount	Ratio
William Penn Bank:
Tier 1 leverage	$134,494	16.10%	$75,164	9.00%

As of June 30, 2023	Actual		CBLR Framework Requirement
(Dollars in thousands except for ratios)	Amount	Ratio	Amount	Ratio
William Penn Bank:
Tier 1 leverage	$161,774	18.67%	$77,989	9.00%

Note 16 – Fair Value of Financial Instruments

The Company follows authoritative guidance under FASB ASC Topic 820 for Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The definition of fair value under ASC 820 is the exchange price. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

Fair value is based on quoted market prices, when available. If listed prices or quotes are not available, fair value is based on fair value models that use market participant or independently sourced market data which include discount rate, interest rate yield curves, credit risk, default rates and expected cash flow assumptions. In addition, valuation adjustments may be made in the determination of fair value. These fair value adjustments may include amounts to reflect counter party credit quality, creditworthiness, liquidity, and other unobservable inputs that are applied consistently over time. These adjustments are estimated and, therefore, subject to significant management judgment, and at times, may be necessary to mitigate the possibility of error or revision in the model-based estimate of the fair value provided by the model. The methods described above may produce fair value calculations that may not be indicative of the net realizable value. While the Company believes its valuation methods are consistent with other financial institutions, the use of different methods or assumptions to determine fair values could result in different estimates of fair value. FASB ASC Topic 820 for Fair Value Measurements and Disclosures describes three levels of inputs that may be used to measure fair value:

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Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2:	Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3:	Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets required to be measured and reported on a recurring basis on the Company’s Consolidated Statements of Financial Condition at their fair value as of June 30, 2024 and 2023, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2024
(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:
Investments available for sale:
Mortgage-backed securities	$—	$95,125	$—	$95,125
U.S. agency collateralized mortgage obligations	—	7,200	—	7,200
U.S. government agency securities	—	693	—	693
Municipal bonds	—	14,969	—	14,969
Corporate bonds	—	32,768	—	32,768
Equity securities	2,016	—	—	2,016

Total Assets	$2,016	$150,755	$—	$152,771

	June 30, 2023
(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:
Investments available for sale:
Mortgage-backed securities	$—	$106,756	$—	$106,756
U.S. agency collateralized mortgage obligations	—	8,292	—	8,292
U.S. government agency securities	—	3,932	—	3,932
Municipal bonds	—	14,979	—	14,979
Corporate bonds	—	31,168	—	31,168
Equity securities	1,629	—	—	1,629

Total Assets	$1,629	$165,127	$—	$166,756

Assets and Liabilities Measured on a Non-Recurring Basis

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets and liabilities to be assessed for impairment or recorded at the lower of cost or fair value.

Individually evaluated loans are generally measured for impairment using the fair value of the collateral supporting the loan. Individually evaluated loan collateral is based on Level 3 inputs utilizing outside appraisals adjusted by management for sales costs and other assumptions regarding market conditions to arrive at fair value. As of June 30, 2024 and 2023, the Company charged-off the collateral deficiency on impaired loans. As a result, there were no specific reserves on individually evaluated loans as of June 30, 2024 and 2023.

Other real estate owned (“OREO”) is measured at fair value, based on appraisals less cost to sell at the date of foreclosure. Valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell. Income and expenses from operations and changes in valuation allowance are included in the net expenses from OREO.

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As of June 30, 2024 and 2023, there were no assets required to be measured and reported at fair value on a non-recurring basis.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments.

Cash and Due from Banks and Interest-Bearing Time Deposits

The carrying amounts of cash and amounts due from banks and interest-bearing time deposits approximate their fair value due to the relatively short time between origination of the instrument and its expected realization.

Securities Available for Sale and Held to Maturity

The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Equity Securities

The fair value of equity securities is equal to the available quoted market price.

Loans Receivable

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms are adjusted for liquidity and credit risk.

Regulatory Stock

The carrying amount of Federal Home Loan Bank stock approximates fair value because Federal Home Loan Bank stock can only be redeemed or sold at par value and only to the respective issuing government supported institution or to another member institution.

Bank-Owned Life Insurance

The Company reports bank-owned life insurance on its Consolidated Statements of Financial Condition at the cash surrender value. The carrying amount of bank-owned life insurance approximates fair value because the fair value of bank-owned life insurance is equal to the cash surrender value of the life insurance policies.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

Fair values for demand deposits, NOW accounts, savings and club accounts, and money market deposits are, by definition, equal to the amount payable on demand at the reporting date as these products have no stated maturity. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on similar instruments with similar maturities.

Advances from Federal Home Loan Bank

Fair value of advances from FHLB is estimated using discounted cash flow analyses, based on rates currently available to the Company for advances from FHLB with similar terms and remaining maturities.

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Off-Balance Sheet Financial Instruments

Fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, considering market interest rates, the remaining terms and present credit worthiness of the counterparties.

In accordance with FASB ASC Topic 825 for Financial Instruments, Disclosures about Fair Value of Financial Instruments, the Company is required to disclose the fair value of financial instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a distressed sale. Fair value is best determined using observable market prices; however, for many of the Company’s financial instruments no quoted market prices are readily available. In instances where quoted market prices are not readily available, fair value is determined using present value or other techniques appropriate for the particular instrument. These techniques involve some degree of judgment, and as a result, are not necessarily indicative of the amounts the Company would realize in a current market exchange. Different assumptions or estimation techniques may have a material effect on the estimated fair value.

The following tables set forth the carrying value of financial assets and liabilities and the fair value for certain financial instruments that are not required to be measured or reported at fair value on the Consolidated Statements of Financial Condition for the periods indicated. The table below excludes financial instruments for which the carrying amount approximates fair value.

	Fair Value Measurements at June 30, 2024
			Quoted Prices	Significant	Significant
			in Active Markets	Other Observable	Unobservable
	Carrying	Fair	for Identical Assets	Inputs	Inputs
(Dollars in thousands)	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial instruments - assets:
Loans receivable, net	$470,572	$439,118	$—	$—	$439,118
Securities held to maturity	93,056	76,827	—	76,827	—
Financial instruments - liabilities:
Certificates of deposit	173,661	171,613	—	—	171,613
Advances from Federal Home Loan Bank	48,000	48,000	—	—	48,000
Off-balance sheet financial instruments	—	—	—	—	—

	Fair Value Measurements at June 30, 2023
			Quoted Prices	Significant	Significant
			in Active Markets	Other Observable	Unobservable
	Carrying	Fair	for Identical Assets	Inputs	Inputs
(Dollars in thousands)	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Financial instruments - assets:
Loans receivable, net	$477,543	$436,636	$—	$—	$436,636
Securities held to maturity	99,690	82,313	—	82,313	—
Financial instruments - liabilities:
Certificates of deposit	159,377	155,426	—	—	155,426
Advances from Federal Home Loan Bank	34,000	34,000	—	—	34,000
Off-balance sheet financial instruments	—	—	—	—	—

Note 17 — Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Substantially all of the leases in which the Company is the lessee include real estate property for branches and office space with terms extending through 2043. Topic 842 requires the Company to recognize a right-of-use (“ROU”) asset and corresponding lease liability for each of its operating leases. The operating lease ROU asset was $8.3 million and $8.9 million as of June 30, 2024 and 2023, respectively, and the operating lease liability was $8.6 million and $9.1 million as of June 30, 2024 and 2023, respectively. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months of less), or equipment leases (deemed immaterial) on the Consolidated Statements of Financial Condition.

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The calculated amount of the ROU assets and lease liabilities are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company’s lease agreements often include one or more options to renew at the Company’s discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.

June 30, 2024
Weighted average remaining lease term
Operating leases	15.8 years
Weighted average discount rate
Operating leases	2.92%

June 30, 2023
Weighted average remaining lease term
Operating leases	16.4 years
Weighted average discount rate
Operating leases	2.89%

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The Company recorded $891 thousand and $798 thousand of net lease costs during the years ended June 30, 2024 and 2023, respectively. Future minimum payments for operating leases with initial or remaining terms of one year or more as of June 30, 2024 were as follows:

June 30, 2024
(in thousands)	Operating Leases
For the year ended June 30,
2025	$825
2026	620
2027	636
2028	649
2029	659
Thereafter	7,378

Total future minimum lease payments	$10,767
Amounts representing interest	(2,214)

Present value of net future minimum lease payments	$8,553

Note 18 — Related Party Transactions

At June 30, 2024 and 2023 certain directors, executive officers, principal holders of the Company’s common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bank in the aggregate amount of $3.8 million and $4.0 million, respectively. These total commitments to lend include $1.3 million of undrawn commitments at both June 30, 2024 and 2023. The commitments are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other unfavorable features.

The following table shows the loan activity for related parties for the years ended June 30, 2024 and 2023:

	June 30,
(Dollars in thousands)	2024	2023
Beginning Balance	$2,680	$1,121
New loans and funding of existing lines of credit	—	1,745
Repayments	(124)	(186)
Loans to former related parties	(17)	—

Ending balance	$2,539	$2,680

None of the Company’s affiliates, officers, directors, or employees have an interest in or receive remuneration from any special purpose entities or qualified special purpose entities which the Company transacts business.

During the years ended June 30, 2024 and 2023, the Bank purchased certain insurance policies through a related party insurance agency and paid insurance commissions of $32 thousand and $31 thousand, respectively. These insurance commissions are included in other expense on the Company’s Consolidated Statements of Income.

At June 30, 2024 and 2023, certain directors, executive officers, principal holders of the Company’s common stock, associates of such persons, and affiliated companies of such persons had deposits with the Bank in the aggregate amount of $1.4 million and $1.5 million, respectively.

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Note 19 — Parent Company Financial Information

WILLIAM PENN BANCORPORATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION — PARENT COMPANY ONLY

(Dollars in thousands)

As of June 30, 2024 and 2023

	June 30,
	2024	2023
ASSETS
Cash on deposit at the Bank	$4,233	$14,119
Investment in the Bank	118,422	144,004
Equity securities	2,016	1,629
Other assets	368	1,190

TOTAL ASSETS	$125,039	$160,942

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accrued and other liabilities	$438	$197

TOTAL LIABILITIES	438	197
Commitments and contingencies	—	—
STOCKHOLDERS’ EQUITY	124,601	160,745

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$125,039	$160,942

WILLIAM PENN BANCORPORATION

CONDENSED STATEMENTS OF OPERATIONS — PARENT COMPANY ONLY

(Dollars in thousands)

For the Years Ended June 30, 2024 and 2023

	Year Ended June 30,
	2024	2023
INCOME
Interest on interest-bearing deposits with the Bank	$21	$79
Interest income on securities	131	131
Unrealized gain (loss) on equity securities	387	(629)

Total income (loss)	539	(419)

EXPENSES
Professional fees	449	495
Other expenses	234	202

Total expenses	683	697

Loss before income tax benefit and equity in undistributed net income of affiliates	(144)	(1,116)

Income tax benefit	(33)	(257)
Equity in undistributed net income of the Bank	279	3,661

NET INCOME	$168	$2,802

Comprehensive income (loss)	$1,533	$(5,219)

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WILLIAM PENN BANCORPORATION

CONDENSED STATEMENTS OF CASH FLOW — PARENT COMPANY ONLY

(Dollars in thousands)

For the Years Ended June 30, 2024 and 2023

	Year Ended June 30,
	2024	2023
Cash flows from operating activities
Net income	$168	$2,802
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed net earnings of subsidiaries	(279)	(3,661)
Unrealized (gain) loss on equity securities	(387)	629
Net intercompany transactions	2,667	1,483
Dividend from the Bank	27,000	—
Other	764	205

Net cash provided by operating activities	29,933	1,458

Cash flows from investing activities

Net cash provided by investing activities	—	—

Cash flows from financing activities
Cash dividends	(1,160)	(1,584)
Stock purchased and retired	(38,659)	(27,056)

Net cash used in financing activities	(39,819)	(28,640)

Net decrease in cash and cash equivalents	(9,886)	(27,182)
Cash and cash equivalents – beginning	14,119	41,301

Cash and cash equivalents – ending	$4,233	$14,119

Supplementary cash flows information
Income tax payments	$—	$—

Note 20 — Subsequent Events

On July 17, 2024, the Company declared a cash dividend of $0.03 per share, that was paid on August 8, 2024, to common shareholders of record at the close of business on July 29, 2024.

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Exhibit 99.3

FOR IMMEDIATE RELEASE

DATE:	October 16, 2024
CONTACT:	Kenneth J. Stephon
Chairman, President and CEO
PHONE:	(856) 656-2201, ext. 1009

WILLIAM PENN BANCORPORATION ANNOUNCES QUARTER END RESULTS AND CASH DIVIDEND TO SHAREHOLDERS

BRISTOL, PENNSYLVANIA, October 16, 2024 — William Penn Bancorporation (“William Penn” or the “Company”) (NASDAQ CM: WMPN), the parent company of William Penn Bank (the “Bank”), today announced its financial results for the quarter ended September 30, 2024. William Penn recorded a $21 thousand net loss, or $(0.00) per basic and diluted share, for the quarter ended September 30, 2024 compared to net income of $179 thousand, or $0.02 per basic and diluted share, for the quarter ended September 30, 2023. William Penn recorded a core net loss(1) of $82 thousand, or $(0.01) per basic and diluted share, for the quarter ended September 30, 2024 compared to core net income(1) of $123 thousand, or $0.01 per basic and diluted share, for the quarter ended September 30, 2023.

In addition, William Penn announced that its Board of Directors has declared a cash dividend of $0.03 per share, payable on November 7, 2024, to common shareholders of record at the close of business on October 28, 2024.

Kenneth J. Stephon, William Penn’s Chairman, President, and CEO, stated, “We are encouraged by the 50 basis point rate cut by the Fed in September and the broader decline in market interest rates, which helped to reduce the equity component of the unrealized loss on our available for sale securities by $4.8 million, or 21.9%, during the quarter ended September 30, 2024. We believe that the September rate cut, and any further rate cuts by the Fed, will help to improve our profitability prospectively due to the liability-sensitive position of our balance sheet. Our net interest margin expanded modestly during the quarter, demonstrating a further gain following an inflection point achieved last quarter.

“During the quarter, we continued to post strong credit quality metrics, with a non-performing assets to total assets ratio of 0.38% as of September 30, 2024. We also experienced a decrease in delinquent loans during the quarter and we recorded a $395 thousand recovery for credit losses during the quarter ended September 30, 2024. Operating expenses remained well-controlled, with a year-over-year increase of 1.9%.”

Mr. Stephon added, “We maintain our commitment to delivering the maximum value to our shareholders through diligent capital management. During our first fiscal quarter, we continued to repurchase shares under our existing stock repurchase programs and we repurchased 125,441 shares at a total cost of $1.5 million, an average cost of $11.83 per share. As of September 30, 2024, we have repurchased a total of 6,423,527 shares, or approximately 50% of shares sold in our second-step conversion, at a total cost of $75.2 million, an average of $11.70 per share.”

Highlights for the quarter ended September 30, 2024 are as follows:

•

During the quarter ended September 30, 2024, we repurchased 125,441 shares at a total cost of $1.5 million, an average of $11.83 per share. As of September 30, 2024, the Company had repurchased a total of 6,423,527 shares under its previously announced repurchase programs at a total cost of $75.2 million, or $11.70 per share.

•

William Penn recorded a $21 thousand net loss, or $(0.00) per basic and diluted share, and a core net loss(1) of $82 thousand, or $(0.01) per basic and diluted share, for the quarter ended September 30, 2024.

(1)

As used in this press release, core net (loss) income is a non-GAAP financial measure. This non-GAAP financial measure excludes certain pre-tax adjustments and the tax impact of such adjustments, and income tax benefit adjustments. For a reconciliation of this and other non-GAAP financial measures to their comparable GAAP measure, see “Non-GAAP Reconciliation” at the end of the press release.

1

•

The accumulated other comprehensive loss component of equity related to the unrealized loss on available for sale securities decreased $4.8 million, or 21.9%, during the quarter ended September 30, 2024.

•

During the quarter ended September 30, 2024, we recorded a $395 thousand recovery for credit losses primarily due to a decrease in delinquent loans, as well as consistently low levels of net charge-offs, strong asset quality metrics and continued conservative lending practices. Non-performing assets to total assets decreased to 0.38% as of September 30, 2024 from 0.40% as of June 30, 2024.

•

Book value per share measured $13.91 as of September 30, 2024 compared to $13.33 as of June 30, 2024. Tangible book value per share(2) measured $13.35 as of September 30, 2024 compared to $12.78 as of June 30, 2024. The increase in both book value per share and tangible book value per share was primarily due to a $4.8 million decrease in the accumulated other comprehensive loss component of equity related to the unrealized loss on available for sale securities.

Statement of Financial Condition

Total assets decreased $6.5 million, or 0.8%, to $812.2 million at September 30, 2024, from $818.7 million at June 30, 2024, primarily due to an $8.4 million decrease in net loans and a $2.9 million decrease in investments, partially offset by a $6.3 million increase in cash and cash equivalents.

Cash and cash equivalents increased $6.3 million, or 31.3%, to $26.5 million at September 30, 2024, from $20.2 million at June 30, 2024. The increase in cash and cash equivalents was primarily due to $9.2 million of investment paydowns and an $8.4 million decrease in net loans, partially offset by a $9.0 million decrease in advances from the Federal Home Loan Bank (“FHLB”) of Pittsburgh and the repurchase of $1.5 million of shares of stock under previously announced repurchase programs.

Total investments decreased $2.9 million, or 1.2%, to $243.0 million at September 30, 2024, from $245.9 million at June 30, 2024. The decrease in investments was primarily due to the maturity and principal paydowns of securities included in the available for sale and held to maturity portfolios, partially offset by a $6.3 million decrease in the gross unrealized loss on available for sale securities. The unrealized loss on available for sale securities is due to current interest rate levels relative to the Company’s cost and not credit quality. The Company remains focused on maintaining a high-quality investment portfolio that provides a steady stream of cash flows both in the current and in rising interest rate environments.

Net loans decreased $8.4 million, or 1.8%, to $462.2 million at September 30, 2024, from $470.6 million at June 30, 2024. The Company maintains conservative lending practices and credit pricing discipline, and is focused on lending to borrowers with high credit quality within its market footprint.

Deposits remained relatively consistent at $629.8 million at both September 30, 2024 and June 30, 2024. During the quarter ended September 30, 2024, we experienced a $6.0 million decrease in interest bearing checking accounts, a $3.3 million decrease in savings accounts and a $2.5 million decrease in money market accounts, partially offset by a $10.2 million increase in time deposit accounts.

Borrowings decreased $9.0 million, or 18.8%, to $39.0 million at September 30, 2024, from $48.0 million at June 30, 2024.

Stockholders’ equity increased $3.7 million, or 2.9%, to $128.3 million at September 30, 2024, from $124.6 million at June 30, 2024. The increase in stockholders’ equity was primarily due to a $4.8 million decrease in the accumulated other comprehensive loss component of equity related to the unrealized loss on available for sale securities. This increase to stockholders’ equity was partially offset by the repurchase of 125,441 shares at a total cost of $1.5 million, or $11.83 per share, during the quarter ended September 30, 2024 under the Company’s previously announced stock repurchase programs, the payment of a $0.03 per share quarterly cash dividend in August 2024 totaling $256 thousand and a $21 thousand net loss recorded during the quarter ended September 30, 2024. Book value per share measured $13.91 as of September 30, 2024 compared to $13.33 as of June 30, 2024, and tangible book value per share(3) measured $13.35 as of September 30, 2024 compared to $12.78 as of June 30, 2024.

(2)

As used in this press release, tangible book value per share is a non-GAAP financial measure. This non-GAAP financial measure excludes goodwill and other intangible assets. For a reconciliation of this and other non-GAAP financial measures to their comparable GAAP measures, see “Non-GAAP Reconciliation” at the end of the press release.

2

Net Interest Income

For the quarter ended September 30, 2024, net interest income was $4.1 million, a decrease of $603 thousand, or 12.7%, from the quarter ended September 30, 2023. The decrease in net interest income was primarily due to an increase in interest expense on deposits, partially offset by an increase in interest income on loans. The net interest margin measured 2.29% for the quarter ended September 30, 2024, compared to 2.52% for the quarter ended September 30, 2023. The decrease in the net interest margin during the quarter ended September 30, 2024, compared to the same period in 2023 was primarily due to an increase in interest rates during the period that caused an increase in the cost of deposits and borrowings that exceeded the increase in interest income on loans.

Non-interest Income

For the quarter ended September 30, 2024 and 2023, non-interest income totaled $650 thousand, respectively. Earnings on bank-owned life insurance increased $35 thousand during the quarter ended September 30, 2024 compared to the quarter ended September 30, 2023. This increase to non-interest income was offset by a decrease in other non-interest income.

Non-interest Expense

For the quarter ended September 30, 2024, non-interest expense totaled $5.3 million, an increase of $98 thousand, or 1.9%, from the quarter ended September 30, 2023. The increase in non-interest expense was primarily due to a $118 thousand increase in professional fees primarily due to an increase in legal fees.

Income Taxes

For the quarter ended September 30, 2024, the Company recorded a $116 thousand income tax benefit, reflecting an effective tax rate of (84.7)%, compared to a $15 thousand income tax benefit, reflecting an effective tax rate of (9.1)%, for the same period in 2023. The income tax benefit recorded during these periods was primarily due to the $329 thousand and $294 thousand of federal tax-exempt income recorded on bank-owned life insurance recorded during the quarter ended September 30, 2024 and 2023, respectively.

Asset Quality

Asset quality metrics remain strong with non-performing assets to total assets decreasing to 0.38% as of September 30, 2024 from 0.40% as of June 30, 2024. During the quarter ended September 30, 2024, we recorded a $395 thousand recovery for credit losses primarily due to a decrease in delinquent loans, as well as consistently low levels of net charge-offs, strong asset quality metrics and continued conservative lending practices. During the quarter ended September 30, 2023, we recorded a $5 thousand provision for credit losses primarily due to an increase in our commercial construction and land loans. Our allowance for credit losses (“ACL”) totaled $2.5 million, or 0.54% of total loans, as of September 30, 2024, compared to $3.0 million, or 0.63% of total loans, as of June 30, 2024. Our total credit losses coverage ratio(3), including $2.1 million of fair value marks on acquired loans and the $2.5 million ACL, was 0.99% as of September 30, 2024 compared to 1.08% as of June 30, 2024, including $2.2 million of fair value marks on acquired loans and the $3.0 million ACL.

Capital and Liquidity

As of September 30, 2024, William Penn’s stockholders’ equity to assets totaled 15.79% and tangible capital to tangible assets(4) totaled 15.25%. The Bank’s capital position remains strong relative to current regulatory requirements. The Bank has elected to follow the community bank leverage ratio framework and, as of September 30, 2024, the Bank had a community leverage ratio of 16.52% and is considered well-capitalized under the prompt corrective action framework.

The Bank continues to have substantial liquidity that has been retained in cash or invested in high quality government-backed securities. In addition, at September 30, 2024, we had the ability to borrow up to $283.6 million from the FHLB of Pittsburgh, $10.0 million with the Atlantic Community Bankers Bank, and $3.8 million with the Federal Reserve Bank.

(3)

As used in this press release, total credit losses coverage ratio is a non-GAAP financial measure. This non-GAAP financial measure includes the fair value mark on acquired loans. For a reconciliation of this and other non-GAAP financial measures to their comparable GAAP measures, see “Non-GAAP Reconciliation” at the end of the press release.

(4)

As used in this press release, tangible capital to tangible assets is a non-GAAP financial measure. This non-GAAP financial measure excludes goodwill and other intangible assets. For a reconciliation of this and other non-GAAP financial measures to their comparable GAAP measures, see “Non-GAAP Reconciliation” at the end of the press release.

3

About William Penn Bancorporation and William Penn Bank

William Penn Bancorporation, headquartered in Bristol, Pennsylvania, is the holding company for William Penn Bank, which is a community bank that serves the Delaware Valley area through twelve full-service branch offices in Bucks County and Philadelphia, Pennsylvania, and Burlington, Camden and Mercer Counties in New Jersey. The Company’s executive offices are located at 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007. William Penn Bank’s deposits are insured up to the legal maximum (generally $250,000 per depositor) by the Federal Deposit Insurance Corporation (FDIC). The primary federal regulator for William Penn Bank is the FDIC. For more information about the Bank and William Penn, please visit www.williampenn.bank.

Forward Looking Statements

This news release may contain forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Such forward-looking statements and all other statements that are not historic facts are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. These factors include, but are not limited to, general economic conditions (including higher inflation and its impact on national and local economic conditions), changes in the interest rate environment, legislative or regulatory changes that may adversely affect our business, changes in accounting policies and practices, changes in competition and demand for financial services, changes to consumer and business confidence, investor sentiment, or consumer spending of savings behavior, adverse changes in the securities markets, changes in deposit flows, changes in the quality or composition of our loan or investment portfolios and our ability to successfully integrate the business operations of acquired businesses into our business operations, the ability to attract, develop and retain qualified employees, our ability to maintain the security of our data processing and information technology systems, and that the Company may not be successful in the implementation of its business strategy. Additionally, other risks and uncertainties may be described in William Penn’s Annual Report on Form 10-K for the year ended June 30, 2024, which is available through the SEC’s EDGAR website located at www.sec.gov. Should one or more of these risks materialize, actual results may vary from those anticipated, estimated or projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as may be required by applicable law or regulation, William Penn assumes no obligation to update any forward-looking statements.

4

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

Unaudited Consolidated Statements of Financial Condition

(Dollars in thousands, except share amounts)

	September 30, 2024	June 30, 2024	September 30, 2023
ASSETS
Cash and due from banks	$6,928	$6,539	$7,236
Interest bearing deposits with other banks	19,311	12,070	10,492
Federal funds sold	271	1,589	239

Total cash and cash equivalents	26,510	20,198	17,967
Interest-bearing time deposits	100	100	100
Securities available-for-sale, at fair value	154,041	150,755	156,097
Securities held-to-maturity, net of allowance for credit losses of $0 as of September 30, 2024, June 30, 2024, and September 30, 2023, respectively	86,835	93,056	97,544
Equity securities	2,095	2,016	1,702
Loans receivable, net of allowance for credit losses of $2,522, $2,989, and $3,587 as of September 30, 2024, June 30, 2024, and September 30, 2023, respectively	462,209	470,572	472,052
Premises and equipment, net	7,041	7,186	7,668
Regulatory stock, at cost	2,690	3,062	3,286
Deferred income taxes	8,093	9,586	11,104
Bank-owned life insurance	42,148	41,819	40,869
Goodwill	4,858	4,858	4,858
Intangible assets	323	356	478
Operating lease right-of-use assets	8,140	8,300	8,775
Accrued interest receivable and other assets	7,146	6,883	7,487

TOTAL ASSETS	$812,229	$818,747	$829,987

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$629,789	$629,810	$626,507
Advances from Federal Home Loan Bank	39,000	48,000	51,000
Advances from borrowers for taxes and insurance	1,597	2,891	1,707
Operating lease liabilities	8,411	8,553	8,972
Accrued interest payable and other liabilities	5,179	4,892	5,407

TOTAL LIABILITIES	683,976	694,146	693,593

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value	—	—	—
Common stock, $0.01 par value	92	93	108
Additional paid-in capital	96,730	97,723	114,934
Unearned common stock held by employee stock ownership plan	(8,688)	(8,789)	(9,093)
Retained earnings	57,310	57,587	58,410
Accumulated other comprehensive loss	(17,191)	(22,013)	(27,965)

TOTAL STOCKHOLDERS’ EQUITY	128,253	124,601	136,394

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$812,229	$818,747	$829,987

5

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

(Dollars in thousands, except per share amounts)

	For the Quarter Ended
	September 30, 2024	June 30, 2024	September 30, 2023
INTEREST INCOME
Loans receivable, including fees	$6,528	$6,458	$6,139
Securities	1,549	1,625	1,711
Other	171	204	161

Total interest income	8,248	8,287	8,011

INTEREST EXPENSE
Deposits	3,491	3,322	2,730
Borrowings	616	813	537

Total interest expense	4,107	4,135	3,267

Net interest income	4,141	4,152	4,744
(Recovery) provision for credit losses	(395)	(131)	5

NET INTEREST INCOME AFTER (RECOVERY) PROVISION FOR CREDIT LOSSES	4,536	4,283	4,739

OTHER INCOME
Service fees	211	233	215
Net loss on sale of other real estate owned	—	(4)	—
Net gain on sale of securities	—	17	—
Earnings on bank-owned life insurance	329	321	294
Unrealized gain on equity securities	79	16	73
Other	31	50	68

Total other income	650	633	650

OTHER EXPENSES
Salaries and employee benefits	2,959	2,991	2,935
Occupancy and equipment	706	720	760
Data processing	506	516	494
Professional fees	328	190	210
Amortization of intangible assets	33	40	41
Other	791	762	785

Total other expense	5,323	5,219	5,225

(Loss) income before income taxes	(137)	(303)	164
Income tax benefit	(116)	(145)	(15)

NET (LOSS) INCOME	$(21)	$(158)	$179

Basic (loss) earnings per share	$(0.00)	$(0.02)	$0.02
Diluted (loss) earnings per share	$(0.00)	$(0.02)	$0.02
Basic average common shares outstanding	8,205,411	8,272,581	10,600,522
Diluted average common shares outstanding	8,232,941	8,328,232	10,620,603

6

WILLIAM PENN BANCORPORATION AND SUBSIDIARIES

Unaudited Selected Consolidated Financial and Other Data

(Dollars in thousands)

The following tables present information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the periods presented. Loan fees, including prepayment fees, are included in interest income on loans and are not material. Non-accrual loans are included in the average balances only. Any adjustments necessary to present yields on a tax equivalent basis are insignificant.

	For the Quarter Ended
	September 30, 2024			September 30, 2023
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:
Loans(1)	$467,047	$6,528	5.59%	$478,966	$6,139	5.13%
Investment securities(2)	244,141	1,549	2.54	263,624	1,711	2.60
Other interest-earning assets	11,471	171	5.96	11,387	161	5.66

Total interest-earning assets	722,659	8,248	4.57	753,977	8,011	4.25
Non-interest-earning assets	81,204			82,117

Total assets	$803,863			$836,094

Interest-bearing liabilities:
Interest-bearing checking accounts	$127,694	456	1.43%	$120,997	304	1.00%
Money market deposit accounts	174,752	1,390	3.18	200,726	1,426	2.84
Savings, including club deposits	80,016	11	0.05	87,842	19	0.09
Certificates of deposit	177,947	1,634	3.67	161,825	981	2.42

Total interest-bearing deposits	560,409	3,491	2.49	571,390	2,730	1.91
FHLB advances and other borrowings	43,065	616	5.72	37,826	537	5.68

Total interest-bearing liabilities	603,474	4,107	2.72	609,216	3,267	2.15
Non-interest-bearing liabilities:
Non-interest-bearing deposits	58,324			57,049
Other non-interest-bearing liabilities	16,396			17,855

Total liabilities	678,194			684,120
Total equity	125,669			151,974

Total liabilities and equity	$803,863			$836,094

Net interest income		$4,141			$4,744

Interest rate spread(3)		1.85%			2.10%
Net interest-earning assets(4)	$119,185			$144,761
Net interest margin(5)		2.29%			2.52%
Ratio of interest-earning assets to interest-bearing liabilities	119.75%			123.76%

(1)	Includes nonaccrual loan balances and interest, if any, recognized on such loans.
(2)	Includes securities available for sale and securities held to maturity.
(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

7

Asset Quality Indicators (unaudited)

(Dollars in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Non-performing assets:
Non-accruing loans	$3,108	$3,311	$3,556
Accruing loans past due 90 days or more	—	—	—

Total non-performing loans	$3,108	$3,311	$3,556
Real estate owned	—	—	141

Total non-performing assets	$3,108	$3,311	$3,697

Non-performing loans to total loans	0.67%	0.70%	0.75%
Non-performing assets to total assets	0.38%	0.40%	0.45%
ACL to total loans and leases	0.54%	0.63%	0.75%
ACL to non-performing loans	81.15%	90.27%	100.87%

Key Performance Ratios (unaudited)

	For the Quarter Ended
	September 30, 2024	June 30, 2024	September 30, 2023
PERFORMANCE RATIOS:
(annualized for the quarter ended)
(Loss) return on average assets	(0.01)%	(0.08)%	0.09%
Core (loss) return on average assets(5)	(0.04)%	(0.09)%	0.06%
(Loss) return on average equity	(0.07)%	(0.51)%	0.47%
Core (loss) return on average equity(5)	(0.26)%	(0.59)%	0.32%
Net interest margin	2.29%	2.25%	2.52%
Net charge-off ratio	0.01%	(0.00)%	(0.02)%
Efficiency ratio	111.10%	109.07%	96.87%
Core efficiency ratio(5)	112.97%	109.74%	98.20%
Tangible common equity(4)	15.25%	14.68%	15.89%

(5)

As used in this press release, core (loss) return on average assets, core (loss) return on average equity, and core efficiency ratio are non-GAAP financial measures. These non-GAAP financial measures exclude certain pre-tax adjustments and the tax impact of such adjustments, and income tax benefit adjustments. For a reconciliation of these and other non-GAAP financial measures to their comparable GAAP measures, see “Non-GAAP Reconciliation” at the end of the press release.

8

Non-GAAP Reconciliation (unaudited)

In this press release, we present the non-GAAP financial measures included in the tables below, which are used to evaluate our performance and exclude the effects of certain transactions and one-time events that we believe are unrelated to our core business and not necessarily indicative of our current performance or financial position. Management believes excluding these items facilitates greater visibility into our core businesses and underlying trends that may, to some extent, be obscured by inclusion of such items. The following tables include a reconciliation of the non-GAAP financial measures used in this press release to their comparable GAAP measures.

William Penn Bancorporation and Subsidiaries

Non-GAAP Reconciliation

(Dollars in thousands, except share and per share data)

	September 30, 2024	June 30, 2024
Calculation of tangible capital to tangible assets:
Total assets (GAAP)	$812,229	$818,747
Less: Goodwill and other intangible assets	5,181	5,214

Tangible assets (non-GAAP)	$807,048	$813,533
Total stockholders’ equity (GAAP)	$128,253	$124,601
Less: Goodwill and other intangible assets	5,181	5,214

Total tangible equity (non-GAAP)	$123,072	$119,387
Stockholders’ equity to assets (GAAP)	15.79%	15.22%
Tangible capital to tangible assets (non-GAAP)	15.25%	14.68%
Calculation of tangible book value per share:
Total stockholders’ equity (GAAP)	$128,253	$124,601
Less: Goodwill and other intangible assets	5,181	5,214

Total tangible equity (non-GAAP)	$123,072	$119,387
Total common shares outstanding	9,218,459	9,343,900
Book value per share (GAAP)	$13.91	$13.33
Tangible book value per share (non-GAAP)	$13.35	$12.78
Calculation of the total credit losses coverage ratio:
Allowance for credit losses	$2,522	$2,989
Purchase accounting fair value mark	2,112	2,171

Total credit losses coverage	$4,634	$5,160
Gross loans receivable	$464,731	$473,561
Gross loans receivable, excluding purchase accounting fair value mark	$466,843	$475,732
Allowance for credit losses to total loans (GAAP)	0.54%	0.63%
Total credit losses coverage to total loans (non-GAAP)	0.99%	1.08%

9

	For the Quarter Ended
	September 30, 2024	June 30, 2024	September 30, 2023
Calculation of core net (loss) income:
Net (loss) income (GAAP)	$(21)	$(158)	$179
Less pre-tax adjustments:
Net loss on sale of other real estate owned	—	4	—
Net gain on sale of securities	—	(17)	—
Unrealized gain on equity securities	(79)	(16)	(73)
Tax impact of pre-tax adjustments	18	7	17

Core net (loss) income (non-GAAP)	$(82)	$(180)	$123

Calculation of core basic (loss) earnings per share:
Basic (loss) earnings per share (GAAP)	$(0.00)	$(0.02)	$0.02
Less pre-tax adjustments:
Net loss on sale of other real estate owned	—	—	—
Net gain on sale of securities	—	—	—
Unrealized gain on equity securities	(0.01)	—	(0.01)
Tax impact of pre-tax adjustments	—	—	—

Core basic (loss) earnings per share (non-GAAP)	$(0.01)	$(0.02)	$0.01

Calculation of core diluted (loss) earnings per share:
Diluted (loss) earnings per share (GAAP)	$(0.00)	$(0.02)	$0.02
Less pre-tax adjustments:
Net loss on sale of other real estate owned	—	—	—
Net gain on sale of securities	—	—	—
Unrealized gain on equity securities	(0.01)	—	(0.01)
Tax impact of pre-tax adjustments	—	—	—

Core diluted (loss) earnings per share (non-GAAP)	$(0.01)	$(0.02)	$0.01

Calculation of core (loss) return on average assets:
(Loss) return on average assets (GAAP)	(0.01)%	(0.08)%	0.09%
Less pre-tax adjustments:
Net loss on sale of other real estate owned	—	—	—
Net gain on sale of securities	—	(0.01)%	—
Unrealized gain on equity securities	(0.04)%	—	(0.04)%
Tax impact of pre-tax adjustments	0.01%	—	0.01%

Core (loss) return on average assets (non-GAAP)	(0.04)%	(0.09)%	0.06%

Average assets	$803,863	$819,888	$836,094
Calculation of core (loss) return on average equity:
(Loss) return on average equity (GAAP)	(0.07)%	(0.51)%	0.47%
Less pre-tax adjustments:
Net loss on sale of other real estate owned	—	0.01%	—
Net gain on sale of securities	—	(0.06)%	—
Unrealized gain on equity securities	(0.25)%	(0.05)%	(0.19)%
Tax impact of pre-tax adjustments	0.06%	0.02%	0.04%

Core (loss) return on average equity (non-GAAP)	(0.26)%	(0.59)%	0.32%

Average equity	$125,669	$122,961	$151,974

10

	For the Quarter Ended
	September 30, 2024	June 30, 2024	September 30, 2023
Calculation of core efficiency ratio:
Non-interest expense (GAAP)	$5,323	$5,219	$5,225
Less adjustments:

Core non-interest expense (non-GAAP)	$5,323	$5,219	$5,225

Net interest income	$4,141	$4,152	$4,744
Non-interest income (GAAP)	$650	$633	$650
Less adjustments:
Net loss on sale of other real estate owned	—	4	—
Net gain on sale of securities	—	(17)	—
Unrealized gain on equity securities	(79)	(16)	(73)

Core non-interest income (non-GAAP)	$571	$604	$577

Efficiency ratio (GAAP)	111.10%	109.07%	96.87%
Core efficiency ratio (non-GAAP)	112.97%	109.74%	98.20%

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